     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 2, 1999

                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              EDISON SCHOOLS INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

                DELAWARE                                   8200                                  13-3915075
    (STATE OR OTHER JURISDICTION OF            (PRIMARY STANDARD INDUSTRIAL                   (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)            CLASSIFICATION CODE NUMBER)                 IDENTIFICATION NUMBER)

                            ------------------------

                          521 FIFTH AVENUE, 15TH FLOOR
                               NEW YORK, NY 10175
                                 (212) 419-1600
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                             H. CHRISTOPHER WHITTLE
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              EDISON SCHOOLS INC.
                          521 FIFTH AVENUE, 15TH FLOOR
                               NEW YORK, NY 10175
                                 (212) 419-1600
               (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
               NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

                   DAVID SYLVESTER, ESQ.                                      MICHAEL W. BLAIR, ESQ.
                   BRENT B. SILER, ESQ.                                        DEBEVOISE & PLIMPTON
                     HALE AND DORR LLP                                           875 THIRD AVENUE
              1455 PENNSYLVANIA AVENUE, N.W.                                    NEW YORK, NY 10022
                  WASHINGTON, D.C. 20004                                     TELEPHONE: (212) 909-6000
                 TELEPHONE: (202) 942-8400                                   TELECOPY: (212) 909-6836
                 TELECOPY: (202) 942-8484

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date hereof.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]
------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]
------------

    If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                            ------------------------

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   TITLE OF EACH CLASS OF                      PROPOSED MAXIMUM AGGREGATE             AMOUNT OF
                SECURITIES TO BE REGISTERED                        OFFERING PRICE(1)               REGISTRATION FEE
-------------------------------------------------------------------------------------------------------------------------
Class A Common Stock, $.01 par value per share..............        $172,500,000.00                   $47,955.00
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

     This Registration Statement contains two forms of prospectus: one to be used in connection with a U.S. and Canadian offering of the registrant's class A common stock and one to be used in a concurrent international offering of the class A common stock. The international prospectus will be identical to the U.S. prospectus except that it will have a different front cover page, underwriting section and back cover page. The U.S. prospectus is included herein and is followed by the alternate front cover page, underwriting section and back cover page to be used in the international prospectus, which each have been labeled "Alternative Page for International Prospectus."

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION
                  PRELIMINARY PROSPECTUS DATED AUGUST 2, 1999

PROSPECTUS

                                                  SHARES         [LOGO]

                              EDISON SCHOOLS INC.
                              CLASS A COMMON STOCK
                             ----------------------
     This is Edison Schools Inc.'s initial public offering of class A common
stock. The U.S. underwriters will offer                shares of class A common
stock in the United States and Canada and the international managers will offer shares of class A common stock outside the United States and Canada.

     We expect the public offering price to be between $     and $     per
share. Currently, no public market exists for the class A common stock. After pricing of the offering, we expect that the class A common stock will trade on the Nasdaq National Market under the symbol "EDSN."

     We have two classes of common stock, class A common stock and class B common stock. Holders of class A common stock generally have the same rights as holders of class B common stock, except that holders of class A common stock have one vote per share, while holders of class B common stock have ten votes per share. In addition, holders of class B common stock will be able to elect four of the 11 members of our board of directors and the holders of class A common stock will be able to elect the remaining seven directors. The holders of class A common stock and class B common stock will have cumulative voting rights in the election of their respective directors.

      INVESTING IN THE CLASS A COMMON STOCK INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 11 OF THIS PROSPECTUS.
                             ----------------------

                                                                 PER SHARE         TOTAL
                                                                 ---------         -----
Public offering price......................................         $                $
Underwriting discount......................................         $                $
Proceeds, before expenses, to Edison Schools Inc. .........         $                $

     The U.S. underwriters may also purchase up to an additional shares of class A common stock at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments. The international managers may similarly purchase up to an
aggregate of an additional           shares of class A common stock.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     We expect that the shares of class A common stock will be ready for
delivery in New York, New York on or about              , 1999.

                             ----------------------

MERRILL LYNCH & CO.
                   BANC OF AMERICA SECURITIES LLC
                                      CREDIT SUISSE FIRST BOSTON
                                                    DONALDSON, LUFKIN & JENRETTE
                                                               J.P. MORGAN & CO.
                             ----------------------
             THE DATE OF THIS PROSPECTUS IS                , 1999.

     Description of graphical material on inside front cover:

        Photograph of children in classroom with the following caption:

           "The most necessary task of civilization is to teach people to think."

               -- Thomas Edison

     Description of graphical material on inside of gatefold:

        Multiple photographs of children in classrooms with the following text:

           The 10 fundamentals of Edison Schools

               1. Schools organized for every student's success

               2. A better use of time

               3. A rich and challenging curriculum

               4. Teaching methods that motivate

               5. Assessment that provides accountability

               6. Educators who are true professionals

               7. Technology for an Information Age

               8. A partnership with families

               9. Schools tailored to the community

               10. The advantages of system and scale

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
PROSPECTUS SUMMARY..........................................    4
RISK FACTORS................................................   11
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS...........   21
OUR ADDRESS.................................................   21
USE OF PROCEEDS.............................................   22
DIVIDEND POLICY.............................................   22
CAPITALIZATION..............................................   23
DILUTION....................................................   25
SELECTED FINANCIAL AND OTHER DATA...........................   26
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................   28
BUSINESS....................................................   39
MANAGEMENT..................................................   56
RELATED PARTY TRANSACTIONS..................................   64
PRINCIPAL STOCKHOLDERS......................................   70
DESCRIPTION OF CAPITAL STOCK................................   75
SHARES ELIGIBLE FOR FUTURE SALE.............................   79
UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-U.S.
  HOLDERS...................................................   81
UNDERWRITING................................................   83
LEGAL MATTERS...............................................   87
EXPERTS.....................................................   87
WHERE YOU CAN FIND MORE INFORMATION.........................   87
INDEX TO FINANCIAL STATEMENTS...............................  F-1

                             ----------------------

     You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.
                             ----------------------

     Technology as a Second Language(R) and Edison's logo are trademarks or service marks of Edison. Other trademarks or service marks appearing in this prospectus are the property of their respective holders.

                               PROSPECTUS SUMMARY

     Because this is only a summary, it does not contain all the information that may be important to you. You should read the entire prospectus, especially "Risk Factors" and our financial statements and the related notes included in this prospectus, before deciding to invest in shares of our class A common stock.

                              EDISON SCHOOLS INC.

     Edison is the nation's largest private operator of public schools serving students from kindergarten through 12th grade. National polls rank the quality of K-12 public education, a $350 billion sector of the U.S. economy in the 1997-1998 school year, among the most important domestic issues in the United States today. Directly addressing this issue, we contract with local school districts and public charter school boards to assume educational and operational responsibility for individual schools in return for per-pupil funding that is generally comparable to that spent on other public schools in the area. Over the course of three years of intensive research, Edison's team of leading educators and scholars developed an innovative, research-backed curriculum and school design. We opened our first four schools in August 1995, and have grown rapidly in every subsequent year, serving 23,900 students in 51 schools across the country in the 1998-1999 school year. This growth has been fueled by the demonstrated success of our schools, as measured by significant improvements in student academic performance, high levels of parental satisfaction and waiting lists in many schools. We expect to operate 77 schools in the 1999-2000 school year, which would bring the number of students we serve to approximately 37,000.

     Our model offers public school authorities, who face widespread concern about disappointing student achievement, the benefits of a large private sector company with national scale. We believe those benefits include:

     - the ability to create, implement and support a superior educational model through focused research and development;

     - the ability, through greater efficiencies, to drive a greater percentage of educational expenditures to the classroom; and

     - increased emphasis on accountability for achieving improved academic performance.

     These benefits contribute to an enhanced educational experience that has proven attractive to public school authorities, parents and teachers alike. Elements of that experience include:

     - a rich and challenging curriculum based on clear standards and high expectations for all students;

     - a significantly longer school day and year;

     - an enriched technology program characterized by computers in the home of every student above the second grade following the first year of the school's operation, full time technology personnel supporting each site and laptop computers for every teacher;

     - an emphasis on the professional growth of teachers through a commitment to substantial levels of training, an explicit career ladder and a school management structure that empowers teachers to participate in the leadership of the school;

     - a national support system focused on improving student achievement;

     - early exposure to foreign language; and

     - an emphasis on parental involvement and character development.

                                   OUR MARKET

     The United States spent an estimated $580 billion on education in the 1997-1998 school year. This represents over 7% of the U.S. gross domestic product, and makes education one of the largest sectors of the U.S. economy. Of these expenditures, an estimated $350 billion was spent on K-12 education, nearly double the inflation-adjusted level of spending for the 1987-1988 school year. During the 1996-1997 school year, over 14,000 school districts comprising 88,000 K-12 schools enrolled an estimated 45.6 million students. We currently concentrate our business development efforts on the approximately 1,800 medium and large school districts that each have more than 5,000 students. We estimate that these districts had annual operating budgets aggregating $190 billion for the 1998-1999 school year. In the United States, more is spent per pupil on education than in most other developed countries, but by the end of 12th grade, U.S. performance on standardized tests was among the lowest. For example, in the Third International Mathematics and Science Study conducted in 1995, American twelfth-graders ranked 16th in science and 19th in mathematics among 21 countries.

     We recognize that there are many excellent public schools in the United States. We also believe, however, that the overall performance of public schools has been compromised by several inherent constraints under which they operate. We believe that, taken together, these constraints inhibit many districts from implementing a systemic program of improvement.

     - LACK OF CONSISTENCY IN LEADERSHIP. We believe that an effective program for change requires both planning and a sustained commitment to effective implementation over a lengthy period of time. Most school districts are governed by school boards subject to regular elections and related turnover. The average term of urban school superintendents is less than three years. As a result of the relatively brief tenure of leadership, many public school systems have found it difficult to implement long-term approaches to improving student performance and school quality generally.

     - INABILITY TO EXPLOIT THE ADVANTAGE OF SCALE. The over 14,000 school districts in the United States tend to be small, independent and localized operations. Only 2% of all school districts had annual operating budgets greater than $100 million for the 1995-1996 school year. This modest size can result in severe limitations on the ability both to develop and to implement substantial improvements in curriculum and school design. For example, in contrast to most large-scale private enterprises, the research and development budget in many districts is negligible. With the need to devote a significant portion of their resources to stand-alone administrative structures and to oversee curriculum for all subjects over 13 grade levels, many districts simply have nothing left for a long-term program of improvement.

     - INABILITY TO INVEST FOR THE FUTURE. The time horizons of school districts necessarily are linked to the one-year appropriations cycle under which they usually operate. The ability to invest for the future by tolerating substantial short-term budget deficits is generally not feasible for school districts. For this reason as well, we believe, change tends to be only incremental.

     In all three respects -- consistency of leadership, the benefits of national scale and the ability to make substantial investment for the future -- a large, private sector company such as Edison is in a strong position to add substantial value to public education.

                                  OUR STRATEGY

     We believe the approximately 1,800 medium and large independent school districts nationwide, which we estimate collectively spent $190 billion in the 1998-1999 school year, represent a significant growth opportunity. Our strategy is to grow within this market through the establishment of expanded relationships with existing clients as well as new relationships. Illustrating the magnitude of the overall market opportunity, we estimate that just one percentage point market share nationwide within our market of large and medium size school districts would represent approximately $1.9 billion in annual revenues based upon expenditures for the 1998-1999 school year.

     Our marketing efforts will continue to focus on our ability to replicate the success achieved at other Edison schools throughout the country. We believe that effective marketing and communication efforts targeted at administrators, teachers and parents will yield higher levels of perceived benefits among these constituencies and ultimately generate increased penetration within our market of K-12 schools.

     A core element of our growth strategy is to establish multiple schools within a given school district to cover the entire K-12 grade range (elementary, middle and high school). We believe that uninterrupted access to the Edison system from kindergarten through high school will achieve the most favorable outcome for students. Historically, our management agreements have provided for the establishment of one elementary school during the first contract year. Through our development efforts, we seek to expand upon the initial contract by opening additional schools within the district in subsequent years. We believe that our strong academic results will encourage school districts and charter holders to retain us to operate multiple schools. In addition, we believe that satisfied parents will push to make our schools available for their children's entire K-12 education. Furthermore, we expect our demonstrated success at our existing schools to encourage school districts and charter boards to enter into management agreements providing for us to establish multiple schools either in their first year or over time. We have opened additional schools for 12 of our first 13 clients.

                                 OUR MANAGEMENT

     We have an experienced and talented management team led by our President and Chief Executive Officer, H. Christopher Whittle, founder of several media enterprises, including the first national electronic news system for middle and high schools in the United States; our Chairman, Benno C. Schmidt, Jr., former President of Yale University; our Chief Operating Officer, Christopher D. Cerf, former Associate Counsel to President Clinton from 1994 to 1996; and our Chief Education Officer, John E. Chubb, senior fellow at the Brookings Institution and noted author and speaker on education reform. In addition, the management team includes 10 former public school system superintendents.

                                  THE OFFERING

Class A common stock offered:

     U.S. offering............             shares

     International offering...             shares
                                           ------
       Total..................             shares

Common stock to be outstanding
after the U.S. and
  International offerings:
    Class A common stock......             shares

    Class B common stock......             shares
                                           ------
       Total..................             shares

Use of proceeds...............   We estimate that the net proceeds from this
                                 offering (without exercise of the overallotment
                                 option) will be approximately $     million. We
                                 intend to use these net proceeds for general corporate purposes, including funding operating losses, working capital and capital expenditures. See "Use of Proceeds."

Risk factors..................   See "Risk Factors" for a discussion of factors
                                 you should carefully consider before deciding to invest in shares of our class A common stock.

Proposed Nasdaq National
Market symbol.................   EDSN

     The number of shares to be outstanding after the offering is based on shares outstanding at June 30, 1999 and excludes:

     -           shares of class A common stock and           shares of class B
       common stock that may be issued upon the exercise of outstanding options
       and warrants with a weighted average exercise price of $     per share;

     - additional shares of class A common stock reserved for issuance under our stock plans; and

     - shares of preferred stock issued in private placements after June 30, 1999.

                          DESCRIPTION OF COMMON STOCK

     In general, holders of class A common stock have the same rights as the holders of class B common stock, except that holders of class A common stock have one vote per share and holders of class B common stock have ten votes per share. Beginning with the first annual meeting of stockholders occurring after the completion of this offering, holders of class B common stock will be entitled, as a separate class, to elect four of the 11 members of our board of directors and the holders of class A common stock will be entitled, as a separate class, to elect the remaining seven directors. The holders of class A common stock and class B common stock will have cumulative voting rights in the election of their respective directors. See "Description of Capital
Stock -- Common Stock" for a description of cumulative voting. On other matters presented to the stockholders for their vote or approval, the holders of class A common stock and class B common stock will vote together as a single class, except as to matters affecting the rights of the two classes of common stock or as may be required by Delaware law. Class B common stock may be converted into class A common stock at any time on a one-for-one basis. Each share of class B common stock will automatically convert into one share of class A common stock upon its transfer in most circumstances or upon the occurrence of other events that are discussed under "Description of Capital Stock -- Common Stock."

     After this offering, the holders of class A common stock will control __% of the total combined voting power and __% of the total economic interest of our common stock, and the holders of class B common stock will control __% of the total combined voting power and__% of the total economic interest of our common stock. Immediately following the closing of this offering, our officers and directors and entities affiliated with them will together beneficially own
shares and shares issuable upon the exercise of options having approximately   %
of the total economic interest of our common stock; approximately   % of the
voting power of our class A common stock, including the ability to elect   of
the seven class A directors; approximately   % of the voting power of our class
B common stock, including the ability to elect   of the four class B directors;
and approximately   % of the combined voting power of our class A and class B
common stock. In addition, immediately following the closing of this offering,
H. Christopher Whittle, our President and Chief Executive Officer and a director, will beneficially own shares and shares issuable upon the exercise of
options having approximately   % of the total economic interest of our common
stock; approximately__% of the voting power of our class A common stock, including the ability to elect __ of the seven class A directors; approximately __% of the voting power of our class B common stock, including the ability to elect __ of the four class B directors; and approximately __% of the combined voting power of our class A and class B common stock.

                      SUMMARY FINANCIAL AND OPERATING DATA

     The following table sets forth summary financial data for our business. You should read this information together with our financial statements and the related notes included in this prospectus and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations." Please note that:

     - The pro forma balance sheet data reflect the sale of shares of preferred stock in private placements in June and July 1999 and the automatic conversion of all outstanding shares of our existing common stock and preferred stock, including the shares issued in the June and July 1999 private placements, into shares of class A common stock and class B common stock upon the closing of this offering.

     - The pro forma as adjusted balance sheet data also reflect the sale of the class A common stock offered by us in this offering, after deducting the underwriting discount and estimated offering expenses payable by us.

     - Note 2 to our financial statements includes information regarding net loss attributable to common stockholders and shares used in computing basic and diluted and pro forma basic and diluted net loss per share applicable to common stockholders.

     The table also sets forth some of the operating data we believe you might find useful in analyzing our business. The following information is intended to help you understand our operating data:

     - EBITDA, net of other charges, means earnings before interest expense, income tax expense, depreciation and amortization, non-recurring design team compensation and stock-based compensation. This is not a measurement in accordance with generally accepted accounting principles and you should not consider it to be an alternative to, or more meaningful than, operating income or loss, net income or loss or cash flows as defined by generally accepted accounting principles or as a measure of our profitability or liquidity.

     - Stock-based compensation is a non-cash expense recognized by us in connection with stock options and amendments of stock options. For more information on these amendments, see "Management's Discussion and Analysis of Financial Condition and Results of
       Operations -- Overview -- Expected Non-Cash, Stock-Based Compensation Expenses."

     - We consider grades K-5, 6-8 and 9-12 each to be a school, and we count grades K-5, 6-8 and 9-12 as separate schools even if they are located in the same building. As we expand, we often introduce new grade levels gradually rather than simultaneously opening all grade levels within a school. We consider ourselves to have opened a new school if we introduce at least one grade level at a different school level, for example, if we add grade 6 at a location housing an existing K-5 school. In some cases, we count grades K-6 as one school if it is the local practice to configure elementary schools in this manner.

     - We define gross site contribution as revenue from educational services less direct site expenses. Gross site contribution is intended to reflect ongoing site-level cash flow from schools and, for that reason, does not include site-level pre-opening expenses or depreciation and amortization or interest expenses related to site-level investments in technology, curriculum materials and capital improvements. Accordingly, gross site contribution does not represent site-level profitability.

     - We define gross site margin as gross site contribution expressed as a percentage of revenue from educational services.

     - Throughout this prospectus, when we refer to total revenue, we mean the amount of our revenue from educational services.

                                                                                                          NINE MONTHS ENDED
                                                            FISCAL YEAR ENDED JUNE 30,                        MARCH 31,
                                              -------------------------------------------------------   ----------------------
                                                1994       1995       1996       1997         1998        1998         1999
                                              --------   --------   --------   ---------   ----------   ---------   ----------
                                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND PER STUDENT DATA)
STATEMENT OF OPERATIONS DATA:
Revenue from educational services...........  $     --   $     --   $ 11,773    $ 38,559     $ 69,407    $ 50,497     $ 95,971
Education and operating expenses:
  Direct site expenses......................        --         --     11,415      32,150       59,576      43,690       81,910
  Curriculum, administration and
    development.............................    14,009     14,286      7,717      12,755       18,258      12,455       22,855
  Depreciation and amortization.............        --         --      1,166       3,552        7,232       5,197        9,265
  Pre-opening expenses......................        --         --      1,476       1,487        2,486       1,744        3,452
  Design team compensation..................        --         --         --          --        2,724       2,724           --
                                              --------   --------   --------   ---------   ----------   ---------   ----------
      Total education and operating
        expenses............................    14,009     14,286     21,774      49,944       90,276      65,810      117,482
                                              --------   --------   --------   ---------   ----------   ---------   ----------
Loss from operations........................   (14,009)   (14,286)   (10,001)    (11,385)     (20,869)    (15,313)     (21,511)
Other income (expense), net.................      (355)       161       (102)       (137)      (1,165)       (732)         796
                                              --------   --------   --------   ---------   ----------   ---------   ----------
Net loss....................................   (14,364)   (14,125)   (10,103)    (11,522)     (22,034)    (16,045)     (20,715)
                                              --------   --------   --------   ---------   ----------   ---------   ----------
Dividends on preferred stock................        --         --         --          --       (4,290)     (4,290)          --
Preferred stock accretion...................        --         --         --          --         (278)       (209)        (770)
                                              --------   --------   --------   ---------   ----------   ---------   ----------
Net loss attributable to common
  stockholders..............................  $(14,364)  $(14,125)  $(10,103)   $(11,522)    $(26,602)   $(20,544)    $(21,485)
                                              ========   ========   ========   =========   ==========   =========   ==========
Basic and diluted net loss per share
  attributable to common stockholders.......  $  (2.31)  $  (2.27)  $  (1.63)   $  (1.85)    $  (4.28)   $  (3.31)    $  (3.46)
                                              ========   ========   ========   =========   ==========   =========   ==========
Weighted average number of common shares
  outstanding used in computing basic and
  diluted net loss per share attributable to
  common stockholders.......................  6,214,709  6,214,709  6,214,709  6,214,709    6,214,711   6,214,711    6,214,711
                                              ========   ========   ========   =========   ==========   =========   ==========
Pro forma basic and diluted net loss per
  share.....................................                                                 $  (0.57)                $  (0.38)
                                                                                           ==========               ==========
Pro forma weighted average number of shares
  outstanding used in computing pro forma
  basic and diluted net loss per share......                                               46,410,431               54,612,761
                                                                                           ==========               ==========
STUDENT AND PER STUDENT DATA:
Student enrollment..........................                           2,250       7,150       12,800      12,800       23,900
Total revenue per student...................                        $  5,232    $  5,393     $  5,422
Loss from operations per student............                        $ (4,445)   $ (1,592)    $ (1,630)
EBITDA, net of other charges, per student...                        $ (3,927)   $ (1,089)    $   (807)
OTHER OPERATING DATA:
Capital expenditures........................  $    116   $    233   $  4,970     $ 9,090      $21,181     $11,302      $22,798
Gross site contribution.....................                        $    358    $  6,409     $  9,831    $  6,807     $ 14,061
Gross site margin...........................                             3.0%       16.6%        14.2%       13.5%        14.7%
Curriculum, administration and development
  expenses, net of stock-based
  compensation..............................  $ 14,009   $ 14,286   $  7,717    $ 12,710     $ 17,673    $ 12,017     $ 17,884
Curriculum, administration and development
  expenses, net of stock-based compensation,
  as a percentage of total revenue..........                            65.6%       33.0%        25.5%       23.8%        18.6%
Total number of schools.....................                               4          12           25          25           51

                                               (continued on the following page)

                                                                      AS OF MARCH 31, 1999
                                                              -------------------------------------
                                                                                         PRO FORMA
                                                               ACTUAL      PRO FORMA    AS ADJUSTED
                                                              ---------    ---------    -----------
                                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $   7,702      78,702
Working capital.............................................      8,150      79,042
Total assets................................................     78,157     149,157
Total debt, including current portion.......................     22,550      22,550
Accumulated deficit.........................................   (112,219)   (112,219)
Total stockholders' equity..................................     42,850     113,742

                             PROSPECTUS ASSUMPTIONS

     Except where otherwise indicated, all information in this prospectus:

     - reflects the conversion of each outstanding share of our existing common
       stock and preferred stock into      shares of class A common stock and
                 shares of class B common stock, which will occur automatically upon the completion of this offering; and

     - assumes the underwriters do not exercise their option to purchase additional shares in this offering to cover over-allotments, if any.

                                  RISK FACTORS

     Investing in our class A common stock will provide you with an equity ownership interest in Edison. As a stockholder of Edison you may be exposed to the risks inherent in our business. The performance of your shares will reflect the performance of our business relative to the competition, industry conditions and general economic and market conditions. The value of your investment may increase or decline and could result in a loss. You should carefully consider the following risk factors as well as other information contained in this prospectus before deciding to invest in shares of our class A common stock.

RISKS RELATED TO OUR BUSINESS AND THE EDUCATION INDUSTRY

  WE ARE A YOUNG COMPANY, AND OUR LIMITED OPERATING HISTORY MAKES IT DIFFICULT TO EVALUATE OUR BUSINESS

     We opened our first schools and recorded our first revenue in fiscal 1996. As a result, we have only a limited operating history on which you can base your evaluation of our business and prospects. Our business and prospects must be considered in light of the risks and uncertainties frequently encountered by companies in the early stages of development, particularly companies like us who operate in new and rapidly evolving markets.

  WE HAVE A HISTORY OF LOSSES AND EXPECT LOSSES IN THE FUTURE

     We have incurred substantial net losses in every fiscal period since we began operations. For the fiscal year ended June 30, 1998, our net loss was $22.0 million. For the nine months ended March 31, 1999, our net loss was $20.7 million. As of March 31, 1999, our accumulated deficit was approximately $112.2 million. We have not yet demonstrated that public schools can be profitably managed by private companies and we are not certain when we will become profitable, if at all. Our ability to become profitable will depend upon our ability to generate and sustain higher levels of both gross site contribution and total revenue to allow us to reduce central expenses as a percentage of total revenue. Even if we do achieve profitability, we may not sustain or increase profitability on a quarterly or annual basis. For more information concerning our profitability, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Selected Financial and Operating Data."

  THE PRIVATE, FOR-PROFIT MANAGEMENT OF PUBLIC SCHOOLS IS A RELATIVELY NEW AND UNCERTAIN INDUSTRY, AND IT MAY NOT BECOME PUBLICLY ACCEPTED

     Our future is highly dependent upon the development, acceptance and expansion of the market for private management of public schools. This market has only recently developed, and we are among the first companies to provide these services on a for-profit basis. The development of this market has been accompanied by significant press coverage and public debate concerning for-profit management of public schools. If this business model fails to gain acceptance among the general public, educators, politicians and school boards, the growth of our business and our financial results could suffer.

  THE SUCCESS OF OUR BUSINESS DEPENDS ON OUR ABILITY TO IMPROVE THE ACADEMIC ACHIEVEMENT OF THE STUDENTS ENROLLED IN OUR SCHOOLS, AND WE MAY FACE DIFFICULTIES IN DOING SO IN THE FUTURE

     We believe that an important element of our growth has been our ability to demonstrate general improvements in academic performance at our schools. As average student performance at our schools increases, whether due to improvements in achievement over time by individual students in our schools or changes in the average performance levels of new students entering our schools, aggregate absolute improvements in student performance will be more difficult to achieve. If academic performance at our schools declines, or simply fails to improve, we could lose business and our reputation could be seriously damaged, which would impair our ability to gain new business or renew existing school management agreements.

  WE COULD INCUR LOSSES AT OUR SCHOOLS IF WE ARE UNABLE TO ENROLL ENOUGH
  STUDENTS

     Each of our schools must operate at nearly full enrollment throughout the year in order to be financially successful because our funding from the school district or charter board is based on the number of students actually enrolled while school-site costs are relatively fixed. We may be unable to recruit enough students to attend all grades in our new schools or maintain enrollment at all grades in our existing schools. While we have waiting lists for most of our schools, we sometimes do not have enough students to fill some grades in some schools, particularly the higher grades. It is sometimes more difficult to enroll students in the higher grades because older students and their parents are reluctant to change schools. To the extent we are unable to maintain nearly full enrollment levels at a school, our financial performance at that school will suffer.

  WE ARE EXPERIENCING RAPID GROWTH, WHICH MAY STRAIN OUR RESOURCES AND MAY NOT BE SUSTAINABLE

     We have grown rapidly since we opened our first four schools in August 1995. For the 1998-1999 school year, we had grown to 51 schools and we expect to operate 77 schools for the 1999-2000 school year. This rapid growth has sometimes strained our managerial, operational and other resources, and we expect that continued growth would strain these resources in the future. If we are to manage our rapid growth successfully, we will need to continue to hire and retain management personnel and other employees. We must also improve our operational systems, procedures and controls on a timely basis. If we fail to successfully manage our growth, our business and financial results will suffer. We cannot guarantee that we will continue to grow at our historical rate.

  WE MAY NOT BE ABLE TO ATTRACT AND RETAIN HIGHLY SKILLED PRINCIPALS AND TEACHERS IN THE NUMBERS REQUIRED TO GROW OUR BUSINESS

     Our success depends to a very high degree on our ability to attract and retain highly skilled school principals and teachers. We expect that we will need to hire approximately 20 new principals and 750 new teachers to meet the needs of our new schools for the 1999-2000 school year, in addition to satisfying our needs resulting from normal turnover at existing schools. Currently, there is a well-publicized nationwide shortage of teachers and other educators in the United States. In addition, we may find it difficult to attract and retain principals and teachers for a variety of reasons, including the following:

     - we generally require our teachers to work a longer day and a longer year than most public schools;

     - we tend to have a larger proportion of our schools in challenging locations, which may make attracting principals and teachers more difficult; and

     - we believe we generally impose more accountability on principals and teachers than do public schools as a whole.

     These factors may increase the challenge we face in an already difficult market for attracting principals and teachers. We have also experienced higher levels of turnover among teachers than is generally found in public schools nationally, which we attribute in part to these factors. If we fail to attract and retain principals and teachers in sufficient numbers or of a sufficient quality, our business and ability to grow would suffer.

  WE ARE CURRENTLY IMPLEMENTING NEW INFORMATION SYSTEMS, WHICH COULD CAUSE DISRUPTIONS TO OUR BUSINESS

     We are currently in the process of implementing a new student information system, as well as a new accounting, financial reporting and management information system. We may face difficulties in integrating these systems with our existing information and other systems. If we fail to successfully implement and integrate these new systems, we may not have access on a timely basis to the information we need to effectively manage our schools, our business and our growth.

  WE MUST OPEN A LARGE NUMBER OF NEW SCHOOLS IN A SHORT PERIOD OF TIME AT THE BEGINNING OF EACH SCHOOL YEAR AND, IF WE ENCOUNTER DIFFICULTIES IN THIS PROCESS, OUR BUSINESS AND REPUTATION COULD SUFFER

     It is the nature of our business that virtually all of the new schools we open in any year must be opened within a few weeks of each other at the beginning of the school year. Each new school must be substantially functional when students arrive on the first day of school. This is a difficult logistical and management challenge, and the period of concentrated activity preceding the opening of the school year places a significant strain on our management and operational functions. We expect this strain will increase if we are successful in securing larger numbers of school management agreements in the future. If we fail to successfully open schools by the required date, we could lose school management agreements, incur financial losses and our reputation would be damaged. This could seriously compromise our ability to pursue our growth strategy.

  OUR BUSINESS COULD SUFFER IF WE LOSE THE SERVICES OF KEY EXECUTIVES

     Our future success depends upon the continued services of a number of our key executive personnel, particularly Benno C. Schmidt, Jr., our Chairman of the Board of Directors, and H. Christopher Whittle, our President and Chief Executive Officer. Mr. Schmidt and Mr. Whittle have been instrumental in determining our strategic direction and focus and in publicly promoting the concept of private management of public schools. If we lose the services of either Mr. Schmidt or Mr. Whittle, or any of our other executive officers or key employees, our business could be hurt. Also, we do not maintain any key man insurance on any of our executives. For more information on our executives, see "Management."

  WE DEPEND UPON COOPERATIVE RELATIONSHIPS WITH TEACHERS' UNIONS, BOTH AT THE LOCAL AND NATIONAL LEVELS

     At the local level, union cooperation is often critical to us in obtaining new management agreements and maintaining existing management agreements. In many cases, we are able to implement the Edison curriculum and school design only if we secure waivers of local union work rules. If we fail to achieve and maintain cooperative relationships with local teachers' unions, we could lose business and our ability to grow could suffer. In addition, at the national level, the American Federation of Teachers and the National Education Association have substantial financial and other resources that could be used to influence legislation and public opinion in a way that would hurt our business. For more information on our relationships with teachers' unions, see "Business -- Labor Relations."

  WE COULD BE LIABLE FOR EVENTS THAT OCCUR AT OUR SCHOOLS

     We could become liable for the actions of principals, teachers and other personnel in our schools. In the event of on-site accidents, injuries or other harm to students, we could face claims alleging that we were negligent, provided inadequate supervision or were otherwise liable for the injury. We could also face allegations that teachers or other personnel committed child abuse, sexual abuse or other criminal acts. In addition, if our students commit acts of violence, we could face allegations that we failed to provide adequate security or were otherwise responsible for their actions, particularly in light of recent highly publicized incidents of school violence. Although we maintain liability insurance, this insurance coverage may not be adequate to fully protect us from these kinds of claims. In addition, we may not be able to obtain liability insurance in the future at reasonable prices or at all. A successful liability claim could injure our reputation and hurt our financial results. Even if unsuccessful, such a claim could cause unfavorable publicity, entail substantial expense and divert the time and attention of key management personnel.

  OUR MANAGEMENT AGREEMENTS WITH SCHOOL DISTRICTS AND CHARTER BOARDS ARE TERMINABLE UNDER SPECIFIED CIRCUMSTANCES AND GENERALLY EXPIRE AFTER A TERM OF FIVE YEARS

     Our management agreements generally have a term of five years. When we expand by adding an additional school under an existing management agreement, the term with respect to that school generally expires at the end of the initial five-year period. We cannot be assured that these management agreements will be renewed at the end of their term. Management agreements representing 16 schools, accounting for 28.3% of our total revenue for fiscal 1998, will expire at the end of the 1999-2000 school year, and management agreements representing 10 schools, accounting for 20.5% of our total revenue for fiscal 1998, will expire at the end of the 2000-2001 school year. In addition, some of our management agreements are terminable by the school district or charter board at will, with or without good reason, and our management agreements may be terminated for cause, including a failure to meet specified educational standards. If we fail to renew a significant number of management agreements at the end of their term, or if management agreements are terminated prior to their expiration, our business would suffer. For more information on our contract and charter schools, see "Business -- Edison Solution Implemented."

  OUR MANAGEMENT AGREEMENTS INVOLVE FINANCIAL RISK

     Under all of our management agreements, we agree to operate a school in return for per-pupil funding that generally does not vary with our actual costs. To the extent our actual costs under a management agreement exceed our budgeted costs, or our actual revenue is less than planned because we are unable to enroll as many students as we anticipated or for any other reason, we could lose money at that school. We are generally obligated by our management agreements to continue operating a school for the duration of the contract even if it becomes unprofitable to do so.

  WE HAVE NOT YET OPENED OR OPERATED A FOUR-YEAR HIGH SCHOOL

     An element of our strategy is to increase our business with existing customers by opening new schools in school districts with whom we have an existing relationship. An important aspect of this strategy is to open Edison high schools in districts in which we operate elementary and middle schools. We currently operate one high school through the 11th grade. We are scheduled to add the senior year to that school as well as to open our first four-year high school in the 1999-2000 school year. Because we have not yet operated all four years of a high school, our complete high school curriculum, school design and operating plan are not fully tested. In addition, school districts typically spend more per pupil on high school education than on elementary education. Because in some cases we operate with the same per-pupil funding across all grade levels, our success depends upon our ability to deliver our high school design for the same per-pupil spending as in elementary schools. If we are unable to successfully and profitably operate high schools, our business and growth strategy will suffer.

  OUR FINANCIAL RESULTS ARE SUBJECT TO PATTERNS THAT COULD AFFECT THE PERCEPTION OF OUR FINANCIAL RESULTS

     Because new schools are opened at the beginning of each school year, incremental increases or decreases in student enrollment, and related revenue, will first be reflected in our first fiscal quarter. Accordingly, trends in our business, whether favorable or unfavorable, may not be as evident in our quarterly financial results, but will be apparent primarily in year-to-year comparisons. Our quarterly revenue and results of operations could, however, fluctuate somewhat based on changes in school enrollment and administrative expenses throughout the fiscal year. In addition, we generally recognize revenue for each school ratably over the 11 months from August through June. We recognize no school revenue in July. Similarly, we record most instructional expenses over that 11 month period. For this reason, the first quarter of our fiscal year has historically reflected less revenue and lower expenses than the following three quarters, and we expect this pattern to continue. Recognition of expenses in the first fiscal quarter is proportionally greater than the revenue accrual resulting in lower gross site margins in the first fiscal quarter than in the remaining fiscal quarters. Pre-opening costs further contribute to the seasonality of financial results as they are incurred primarily in the fourth and first quarters.

  OUR LENGTHY SALES CYCLE COULD DELAY NEW BUSINESS

     Our sales cycle for contract schools is generally very long due to the approval process at the local school board level, the political sensitivity of converting a public school to private management and the need, in some circumstances, for cooperation from local unions. Similarly, we have a lengthy sales cycle for charter schools for similar reasons, as well as the need to arrange for facilities to house the school. The time between initial contact with a potential contract or charter client and the ultimate opening of a school, and related recognition of revenue, typically ranges between 10 and 20 months. As a result of this lengthy sales cycle, we have only a limited ability to forecast the timing of new management agreements. Any delay in completing, or failure to complete, management agreements could hurt our financial performance.

  WE COULD UNDERESTIMATE THE REAL ESTATE COSTS ASSOCIATED WITH ACQUIRING OR RENOVATING A CHARTER SCHOOL, CAUSING US TO LOSE MONEY, AND WE COULD BECOME LIABLE FOR FINANCIAL OBLIGATIONS OF CHARTER BOARDS

     If we incur unexpected real estate cost overruns in acquiring or renovating a charter school, the charter school could be less profitable than we anticipate or we could lose money in operating the school. Even though the charter board is generally responsible for locating and financing its own school building, a substantial real estate investment is often required to renovate an existing facility or build a new facility to house the charter school. Typically, the holders of school charters, which are often non-profit organizations, do not have the resources required to obtain the financing necessary to secure and maintain the school building. For this reason, if we want to obtain a management agreement with the charter board, we must often help the charter board arrange for the necessary financing. For several of our charter schools, we have entered into a long-term lease for the school facility, which may exceed the term of the management agreement. If our management agreements were to be terminated, or not renewed in these charter schools, our obligations to make lease payments would continue. As of June 30, 1999, our aggregate future lease obligations totalled $26.6 million, with varying maturities over the next 18 years. In a number of our charter schools, we have provided some type of permanent credit support for the school building, typically in the form of loan guarantees or cash advances. The lenders under these facilities are not committed to release us from our obligations unless replacement credit support is provided. For this reason, we may remain obligated on financing for schools we no longer operate. The default by any charter school under a credit facility that we have guaranteed could result in a claim against us for the full amount of the borrowings. Furthermore, in the event any charter board becomes insolvent or has its charter revoked, our loans and advances to the charter board may not be recoverable. As of June 30, 1999, the amount of loans we had guaranteed and the loans we made directly to charter boards totaled $13.4 million. For more information on our real estate costs, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

  WE EXPECT OUR MARKET TO BECOME MORE COMPETITIVE

     We expect the market for providing private, for-profit management of public schools will become increasingly competitive. Currently, we compete with a relatively small number of companies which provide these services, and they have to date primarily focused on the operation of charter schools. For more information on these competitors, see "Business -- Competition." These companies could, however, begin to compete with us at any time for contract schools. In addition, a variety of other types of companies and entities could enter the market, including colleges and universities, other private companies that operate higher education or professional education schools and others. Our existing competitors and these new market entrants could have financial, marketing and other resources significantly greater than ours. Furthermore, school districts or private sector competitors could open public schools based on our curriculum, school design and systems, many of which are public knowledge. We also compete for public school funding with existing public schools, who may elect not to enter into management agreements with private managers or who may pursue alternative reform initiatives, such as magnet schools and inter-district choice programs. In addition, in jurisdictions where voucher programs have been authorized, we will begin to compete with existing private schools for public tuition funds. If we are unable to compete successfully against any of these existing or potential competitors, our business and financial performance could suffer.

 FAILURE TO RAISE NECESSARY ADDITIONAL CAPITAL COULD RESTRICT OUR GROWTH AND HINDER OUR ABILITY TO COMPETE

     We have had negative cash flow in every fiscal period since we began operations and are not certain when we will have positive cash flow, if at all. We do not currently have a line of credit. We have regularly needed to raise funds in order to operate our business and may need to raise additional funds in the future. We cannot be certain that we will be able to obtain additional financing on favorable terms, if at all. If we issue additional equity securities, stockholders may experience dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of class A common stock. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to take advantage of future opportunities, grow our business or respond to competitive pressures or unanticipated requirements, which could seriously harm our business. For more information about our historic and future capital needs, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

 WE MUST RECOGNIZE A PORTION OF ANY LOSSES OF APEX ONLINE LEARNING INC.

     In July 1999, we acquired an ownership interest in APEX Online Learning Inc., a company which provides interactive advance placement courses for high school students over the Internet. We have invested $5.0 million in APEX and are obligated to invest up to an additional $5.0 million in the future, if a third party invests in APEX. Because of our significant ownership interest in APEX, we must recognize a pro rata portion of APEX's losses based upon our ownership interest, which is currently 16.5%, up to a maximum amount equal to our investment in APEX. We expect APEX to recognize an approximate $3.2 million loss in its fiscal year ended June 30, 1999, representing approximately six months of operations, and to continue to recognize losses into the future. If APEX does not become profitable, we will be required to recognize losses attributable to APEX, and our reported financial performance could suffer.

  WE MAY BE HURT BY THE YEAR 2000 PROBLEM

     We are currently in the process of testing the information and non-information technology systems we use internally for year 2000 compliance. We are also determining whether critical third parties with which we do business are year 2000 compliant. We are particularly dependent on the year 2000 compliance of our school district and charter board clients because their failure to be year 2000 compliant could cause our receipt of payment from them to be delayed. Our failure, or the failure of third parties with which we do business, to be year 2000 compliant could hurt our business in a number of other ways, including:

     - The Common, our internet-based, internal messaging and information system, which connects all of our schools and allows parents to communicate by e-mail with teachers and administrators, could fail, requiring that we use other means of communications;

     - the computers we use in our schools and the computers we provide to our families could fail, disrupting the computer-based portion of our educational program;

     - we might be unable to receive materials and supplies from our vendors that are necessary for operating our existing schools or opening new schools;

     - heating and cooling, security and other operational systems and equipment at our schools could fail;

     - our voicemail system could fail; and

     - our payroll and human resources software, our financial reporting system software and other software we use could fail and cause disruption to our business, such as delaying payment of salaries and wages to our employees, preventing us from producing financial information needed to manage our business, or causing other unforeseen problems.

For more information on our year 2000 compliance efforts, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000."

RISKS RELATED TO GOVERNMENTAL FUNDING AND REGULATION OF THE EDUCATION INDUSTRY

 WE RELY ON GOVERNMENT FUNDS FOR SPECIFIC EDUCATION PROGRAMS, AND OUR BUSINESS COULD SUFFER IF WE FAIL TO COMPLY WITH RULES CONCERNING THE RECEIPT AND USE OF THE FUNDS

     We benefit from funds from federal and state programs to be used for specific educational purposes. For example, funding from the federal government under Title I of the Elementary and Secondary Education Act, which provides federal funds for children from low-income families, accounts for approximately 8.0% of our total revenue. A number of factors relating to these government programs could lead to adverse effects on our business:

     - These programs have strict requirements as to eligible students and allowable activities. If we or our school district and charter board clients fail to comply with the regulations governing the programs, we or our clients could be required to repay the funds or be determined ineligible to receive these funds, which would harm our business.

     - If the income demographics of a district's population were to change over the life of our management agreement for a school in the district, resulting in a decrease in Title I funding for the school, we would receive less revenue for operating the school and our financial results could suffer.

     - Funding from federal and state education programs is allocated through formulas. If federal or state legislatures or, in some case, agencies were to change the formulas, we could receive less funding and the growth and financial performance of our business would suffer.

     - Federal, state and local education programs are subject to annual appropriations of funds. Federal or state legislatures or local officials could drastically reduce the funding amount of appropriation for any program, which would hurt our business and our ability to grow.

     - The Elementary and Secondary Education Act, including Title I, is scheduled for reauthorization by Congress in 1999. If Congress does not reauthorize or provide interim appropriation for the Elementary and Secondary Education Act, we would receive less funding and our growth and financial results would suffer.

     - Most federal education funds are administered through state and local education agencies, which allot funds to school boards and charter boards. These state and local education agencies are subject to extensive government regulation concerning their eligibility for federal funds. If these agencies were declared ineligible to receive federal education funds, the receipt of federal education funds by our school board or charter board clients could be delayed, which could in turn delay our payment from our school board and charter board clients.

     - We could become ineligible to receive these funds if any of our high-ranking employees commit serious crimes.

     For further information on government education programs, see "Business -- Government Laws and Regulations."

  WE COULD BE SUBJECT TO EXTENSIVE GOVERNMENT REGULATION BECAUSE WE BENEFIT FROM FEDERAL FUNDS, AND OUR FAILURE TO COMPLY WITH GOVERNMENT REGULATIONS COULD RESULT IN THE REDUCTION OR LOSS OF FEDERAL EDUCATION FUNDS

     Because we benefit from federal funds, we must also comply with a variety of federal laws and regulations not directly related to any federal education program, such as federal civil rights laws and laws relating to lobbying. Our failure to comply with these federal laws and regulations could result in the reduction or loss of federal education funds which would cause our business to suffer. In addition, our management agreements are potentially covered by federal procurement rules and regulations because our school district and charter board clients pay us, in part, with funds received from federal programs. Federal procurement rules and regulations generally require competitive bidding, awarding contracts based on lowest cost and similar requirements. If a court or federal agency determined that a management agreement was covered by federal procurement rules and regulations and was awarded without compliance with those rules and regulations, then the management agreement could be voided and we could be required to repay any federal funds we received under the management agreement, which would hurt our business.

  ANY REDUCTION IN GENERAL FUNDING LEVELS FOR EDUCATION COULD HURT OUR BUSINESS

     If general levels of funding for public education were to decline, the field of school districts in which we could profitably operate schools would likewise diminish, and our ability to grow by adding new schools would suffer. In addition, our management agreements generally provide that we bear the risk of lower levels of per-pupil funding, which would be directly reflected in lower revenue to us, even if our costs do not decline accordingly.

 RESTRICTIONS ON GOVERNMENT FUNDING OF FOR-PROFIT SCHOOL MANAGEMENT COMPANIES COULD HURT OUR BUSINESS

     Any restriction on the use of federal or state government educational funds by for-profit companies could hurt our business and our ability to grow. From time to time, a variety of proposals have been introduced in state legislatures to restrict or prohibit the management of public schools by private, for-profit entities like us. If any of these proposals were to gain widespread acceptance, the market for our services would suffer.

 THE OPERATION OF OUR CHARTER SCHOOLS DEPENDS ON THE MAINTENANCE OF THE UNDERLYING CHARTER GRANT

     Our charter schools operate under a charter that is typically granted by a state authority to a third-party charter holder, such as a community group or established non-profit organization. Our management agreement in turn is with the charter holder or the charter board. If the state charter authority were to revoke the charter, which could occur based on actions of the charter board outside of our control, we would lose the right to operate that school. In addition, many state charter school statutes require periodic reauthorization. If state charter school legislation were not reauthorized or were substantially altered in a meaningful number of states, our business and growth strategy would suffer and we could incur losses.

RISKS RELATED TO THIS OFFERING

  THE HOLDERS OF CLASS B COMMON STOCK WILL HAVE GREATER VOTING POWER THAN THE PURCHASERS OF CLASS A COMMON STOCK IN THIS OFFERING AND WILL EXERT MORE CONTROL OVER EDISON AND OUR ACTIONS THAN THE CLASS A COMMON STOCKHOLDERS

     Holders of class A common stock are entitled to one vote per share and holders of class B common stock are entitled to ten votes per share. Upon the completion of this offering, the shares of class A common stock will represent
  % of the total voting power of our common stock and the shares of class B
common stock will represent   % of the total voting power of our common stock.
In addition, beginning with the first annual meeting of our stockholders occurring after the completion of this offering, the holders of class B common stock will have the right, as a separate class, to elect four of the 11 members of our board of directors and the holders of class A common stock will have the right, as a separate class, to elect the remaining seven directors. The holders of class A common stock and class B common stock will have cumulative voting rights in the election of their respective classes of directors. For more information on these cumulative voting rights, see "Description of Capital Stock -- Common Stock."

 OUR OFFICERS AND DIRECTORS WILL EXERCISE SIGNIFICANT CONTROL OVER OUR AFFAIRS, WHICH COULD RESULT IN THEIR TAKING ACTIONS OF WHICH OTHER STOCKHOLDERS DO NOT APPROVE

     Immediately following the closing of this offering, our officers and directors and entities affiliated with them will together beneficially own
shares of class A common stock and      shares of class B common stock. These
shares will represent approximately   % of the voting power of the class A
common stock, including the ability to elect all of the seven class A directors;
approximately   % of the voting power of the class B common stock, including the
ability to elect   of the four class B directors; and
approximately   % of the combined voting power of the class A and class B common stock. These stockholders, if they act together, will be able to exercise control over all matters requiring approval by our stockholders, including the approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control of our company and could prevent stockholders from receiving a premium over the market price if a change of control is proposed.

     In addition, immediately following the closing of this offering, H. Christopher Whittle, our President and Chief Executive Officer and a director,
will beneficially own      shares of class A common stock and      shares of
class B common stock. These shares will represent approximately   % of the
voting power of the class A common stock, including the ability to elect   of
the seven class A directors; approximately   % of the voting power of the class
B common stock, including the ability to elect   of the four class B directors;
and approximately   % of the combined voting power of the class A and class B
common stock. Of the shares beneficially owned by Mr. Whittle and his
affiliates,        shares of class A common stock and        shares of class B
common stock are subject to options exercisable within 60 days of July 15, 1999. Mr. Whittle and his affiliates also own options not exercisable within 60 days
of July 15, 1999 covering        shares of class A common stock and
shares of class B common stock. To the extent Mr. Whittle exercises these options, his voting power will be increased. In addition, if the other holders of class B common stock sell a significant portion of their class B common stock, the voting power of Mr. Whittle's class B common stock will further concentrate. Also, if the other holders of class B common stock reduce their common stock holdings below a specified threshold, then their class B common stock will automatically convert into class A common stock, further increasing Mr. Whittle's voting power.

 PLEDGES OF SHARES OF OUR COMMON STOCK BY MR. WHITTLE COULD RESULT IN VOTING POWER SHIFTING TO THE HANDS OF HIS LENDERS

     Mr. Whittle and WSI Inc., a corporation controlled by Mr. Whittle, will
directly or indirectly own           shares of class A common stock and
       shares of class B common stock, including shares issuable upon the exercise of options, following the completion of this offering. Mr. Whittle and WSI have pledged to Morgan Guaranty Trust Company of New York and its affiliates all of their direct and indirect interests in Edison to secure personal obligations. These obligations become due at the end of August 1999 and interest on these obligations is payable quarterly. If Mr. Whittle and WSI were to default on their obligations and Morgan were to foreclose on this pledge, the class B common stock transferred directly or indirectly to Morgan would be converted into class A common stock. Thereafter, based on current holdings, Morgan, together with its affiliates who are currently stockholders of Edison,
would control           shares of class A common stock and        shares of
class B common stock, representing      % of the voting power of the class A
common stock,      % of the voting power of the class B common stock and      %
of the combined voting power. This would enable Morgan to exercise substantial influence over corporate matters.

  THERE HAS BEEN NO PRIOR MARKET FOR OUR CLASS A COMMON STOCK

     Prior to this offering, you could not buy or sell our class A common stock publicly. An active public market for our class A common stock may not develop or be sustained after this offering. We will negotiate and determine the initial public offering price with the representatives of the underwriters based on several factors. This price may vary from the market price of the class A common stock after this offering. You may be unable to sell your shares of class A common stock at or above the offering price. For more information on the determination of the initial public offering price, see "Underwriting."

  OUR STOCK PRICE MAY BE VOLATILE

     The market price of the class A common stock may fluctuate significantly in response to the risks discussed above, as well as other factors, some of which are beyond our control. These other factors include:

     - variations in our quarterly operating results;

     - changes in securities analysts' estimates of our financial performance;

     - changes in market valuations of similar companies;

     - future sales of our class A common stock or other securities; and

     - general stock market volatility.

     In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources.

  OUR STOCK PRICE COULD BE AFFECTED BY SHARES BECOMING AVAILABLE FOR SALE

     Sales of a substantial number of shares of class A common stock in the public market after this offering could depress the market price of the class A common stock and could impair our ability to raise capital through the sale of additional equity securities. For a description of shares of our class A common stock that are available for future sale, see "Shares Eligible for Future Sale."

  PURCHASERS IN THIS OFFERING WILL INCUR IMMEDIATE, SUBSTANTIAL DILUTION

     We expect that the initial public offering price of our class A common stock will be substantially higher than the book value per share of the common stock outstanding immediately prior to this offering. As a result, investors purchasing class A common stock in this offering will incur immediate and substantial dilution. Dilution is a reduction in net tangible book value per share from the price you pay per share for our class A common stock. In the past, we issued options to acquire common stock at prices significantly below the initial public offering price. To the extent these outstanding options are ultimately exercised, there will be further dilution to investors in this offering. For more information on dilution, see "Dilution."

 ANTI-TAKEOVER PROVISIONS OF DELAWARE LAW COULD PREVENT OR DELAY A CHANGE IN CONTROL

     Provisions of Delaware law, could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. For more information concerning these provisions, see "Description of Capital
Stock -- Delaware Law and Anti-takeover Effects."

  WE HAVE BROAD DISCRETION TO USE THE PROCEEDS FROM THIS OFFERING

     We plan to use the proceeds from this offering to fund operating losses and capital expenditures, and for general corporate purposes. Therefore, we will have broad discretion as to how we will spend the proceeds, and stockholders may not agree with the ways in which we use the proceeds. We may not be successful in investing the proceeds from this offering, in our operations or external investments, to yield a favorable return.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Result of Operations," "Business" and elsewhere in this prospectus are forward-looking statements. We have based these forward-looking statements on our current expectations and projections about our ability to, among other things:

     - implement our business strategy;

     - expand our customer base and increase the number of students enrolled in schools managed by us;

     - control costs;

     - improve the academic achievement of students in our schools; and

     - manage our rapid growth.

     In some cases, you can identify forward-looking statements by words such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue," or the negative of these and other similar words.

     Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, achievements and prospects to be materially different from those expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include those identified under "Risk Factors."

     We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur. For more information on the risks and uncertainties facing our business, see "Risk Factors."

                                  OUR ADDRESS

     We are a Delaware corporation, and our principal executive offices are located at 521 Fifth Avenue, 15th Floor, New York, New York 10175 and our telephone number is (212) 419-1600. Our World Wide Web site address is www.edisonproject.com. We do not intend the information on our Web site to be incorporated into this prospectus.

                                USE OF PROCEEDS

     We estimate that our net proceeds from the sale of the
shares of class A common stock will be approximately $          million,
assuming an initial public offering price of $          per share and after
deducting the estimated underwriting discount and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option, we estimate that we will receive additional net proceeds of approximately
$          million.

     The principal purposes of this offering are to establish a public market for our class A common stock, to increase our visibility in the marketplace, to facilitate future access to public capital markets, to provide liquidity to existing stockholders and to obtain additional working capital.

     We expect to use the net proceeds to fund operating losses and capital expenditures, and for anticipated working capital needs and general corporate purposes. Although we may use a portion of the net proceeds to acquire businesses, products or technologies that are complementary to our business, we have no specific acquisitions planned. Pending such uses, we plan to invest the net proceeds in investment grade, interest-bearing securities.

                                DIVIDEND POLICY

     We have never paid or declared any cash dividends on our common stock or other securities and do not anticipate paying cash dividends in the foreseeable future. We currently intend to retain all future earnings, if any, for use in the operation of our business.

                                 CAPITALIZATION

     The following table describes our capitalization as of March 31, 1999:

     - on an actual basis;

     - on a pro forma basis reflecting our June and July 1999 private placements of preferred stock and the automatic conversion of all of our outstanding shares of common stock and preferred stock, including the shares issued in the June and July 1999 private placements, into shares of class A common stock and class B common stock upon the closing of this offering; and

     - on a pro forma as adjusted basis reflecting also the sale of the shares of class A common stock offered by us in this offering and our receipt of the estimated net proceeds, after deducting the estimated underwriting discount and the estimated offering expenses that we expect to pay in connection with this offering.

     You should read this table along with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our financial statements and the related notes and the other financial information included in this prospectus.

                                                                  AS OF MARCH 31, 1999
                                                          -------------------------------------
                                                                                     PRO FORMA
                                                           ACTUAL      PRO FORMA    AS ADJUSTED
                                                          ---------    ---------    -----------
                                                                     (IN THOUSANDS)
Cash and cash equivalents...............................  $   7,702    $  78,702      $   --
Current portion of long-term debt.......................      6,550        6,550          --
                                                          =========    =========      ======
Long-term debt, less current portion....................  $   9,390    $   9,390      $   --
Stockholder notes payable...............................      6,611        6,611          --
Stockholders' equity:
  Series A common stock, $.01 par value per share;
     92,708,669 shares authorized, 6,214,704 shares
     issued and outstanding (actual); no shares
     authorized, issued or outstanding (pro forma and
     pro forma as adjusted).............................         62           --          --
  Series B through I common stock, $.01 par value per
     share; 7 shares authorized, issued and outstanding
     (actual); no shares authorized, issued or
     outstanding (pro forma and pro forma as
     adjusted)..........................................          0           --          --
  Class A common stock, $.01 par value per share; no
     shares authorized, issued or outstanding (actual);
               shares authorized (pro forma and pro
     forma as adjusted);           shares issued and
     outstanding (pro forma);           shares issued
     and outstanding (pro forma as adjusted)............         --        1,568
  Class B common stock, $.01 par value per share; no
     shares authorized, issued or outstanding (actual);
               shares authorized,           shares
     issued and outstanding (pro forma and pro forma
     adjusted)..........................................         --          174
  Convertible preferred stock, series A through G, $.01
     par value per share; 70,105,972 shares authorized,
     47,393,513 shares issued and outstanding (actual);
     no shares authorized, issued or outstanding (pro
     forma and pro forma as adjusted)...................      1,564           --          --
  Additional paid-in capital............................    157,983      228,759
  Unearned stock-based compensation.....................     (2,399)      (2,399)
  Accumulated deficit...................................   (112,219)    (112,219)
  Stockholder receivable................................     (2,141)      (2,141)
                                                          ---------    ---------      ------
       Total stockholders' equity.......................     42,850      113,741
                                                          ---------    ---------      ------
Total capitalization....................................  $  65,400    $ 136,292      $
                                                          =========    =========      ======

     The number of shares of class A and class B common stock outstanding as of March 31, 1999 does not reflect:

     -           shares of class A common stock and           shares of class B
       common stock that may be issued upon the exercise of outstanding options
       as of March 31, 1999 at a weighted average exercise price of $     per
       share, of which options to purchase      shares of class A common stock
       and      shares of class B common stock were vested as of such date;

     -            shares of class A common stock and           shares of class B
        common stock that may be issued upon the exercise of warrants outstanding as of March 31, 1999 at a weighted average exercise price of
        $     per share;

     -           shares of class A common stock and           shares of class B
       common stock issuable under options issued after March 31, 1999 at an
       exercise price of $     per share; and

     - additional shares of class A common stock reserved for issuance under our stock plans.

     At March 31, 1999, there was one share authorized and one share issued and outstanding of each of series B through H common stock.

     At March 31, 1999, there were 31,000,000, 1,010,101, 6,258,608, 25,077,843 and 6,759,420 shares of series A, B, C, D and E preferred stock, respectively, authorized. There were 30,294,435, 1,010,101, 6,258,608 and 14,101,721 shares of series A, B, C and D preferred stock, respectively, issued and outstanding at March 31, 1999 and no shares of series E preferred stock issued or outstanding at March 31, 1999.

     After March 31, 1999, we authorized one share of series I common stock, 11,757,476 shares of series F preferred stock and 3,667,606 shares of series G preferred stock. In our June and July 1999 private placements, we issued one share of series I common stock, 10,744,714 shares of series F preferred stock and 800,000 shares of series G preferred stock.

     There were no shares of series A, B, C, D, E, F and G preferred stock authorized, issued or outstanding on a pro forma or a pro forma as adjusted basis.

     More detailed information about our series A through I common stock and series A through G convertible preferred stock is included in note 9 to our financial statements included in this prospectus. This table gives effect to a change in the number of authorized shares of common stock and preferred stock after March 31, 1999 that will result from the filing of our amended and restated certificate of incorporation.

                                    DILUTION

     Our pro forma net tangible book value as of March 31, 1999 was
approximately $113.7 million or approximately $     per share of common stock.
The formula for calculating pro forma tangible book value per share is pro forma total tangible assets less total liabilities, divided by the total pro forma number of shares of class A and class B common stock outstanding, after giving effect to the June and July 1999 private placements and the conversion of our common stock and preferred stock, including the preferred stock that was issued in the June and July 1999 private placements, into class A common stock and class B common stock. After giving effect to the issuance and sale of the shares of class A common stock offered by us in this offering, at an assumed initial public offering price of $
per share, and the receipt of the net proceeds from the sale of these shares, our pro forma net tangible book value at March 31, 1999 would have been $
million, or $     per share. This represents an immediate increase in pro forma
net tangible book value to existing stockholders of $     per share and an
immediate dilution to new investors of $     per share. The following table
illustrates this per share dilution:


Assumed initial public offering price per share.............            $
  Pro forma net tangible book value per share before this
     offering...............................................  $
  Increase in pro forma net tangible book value per share
     attributable to new investors..........................
                                                              ------
Pro forma net tangible book value per share after this
  offering..................................................            $
                                                                        ------
Dilution per share to new investors.........................
                                                                        ======

     The following table summarizes, on the pro forma basis discussed above, as of March 31, 1999, the total number of shares of class A and class B common stock purchased, the total consideration paid and the average price paid by existing stockholders and to be paid by new investors in this offering:

                                            SHARES PURCHASED      TOTAL CONSIDERATION
                                           -------------------    -------------------    AVERAGE PRICE
                                            NUMBER     PERCENT    AMOUNT     PERCENT       PER SHARE
                                           --------    -------    -------    --------    -------------
Existing stockholders....................                    %    $                 %       $
New investors............................                                                   $
                                           --------     -----     ------      ------
     Total...............................               100.0%                 100.0%
                                           ========     =====     ======      ======

     If the underwriters exercise their over-allotment option in full, the
number of shares held by existing stockholders will decrease to                ,
or      % of the total shares outstanding, and the number of shares held by new
investors will increase to                , or      % of the total shares
outstanding.

     The above computations exclude                shares of class A common
stock and             shares of class B common stock issuable upon the exercise
of options or warrants outstanding as of March 31, 1999 with a weighted average
exercise price of $     per share and           shares of class A common stock
and           shares of class B common stock issuable upon the exercise of options granted after March 31, 1999 with a weighted average exercise price of
$     per share. If any of those options and warrants are exercised, investors will incur further dilution. See "Management -- Benefit Plans" and note 10 of the notes to our financial statements included in this prospectus.

                       SELECTED FINANCIAL AND OTHER DATA

     The following selected financial data should be read in conjunction with our financial statements and the related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this prospectus. The statement of operations data for the years ended June 30, 1996, 1997 and 1998, and the balance sheet data as of June 30, 1997 and 1998, are derived from, and are qualified by reference to, audited financial statements included in this prospectus. The statement of operations data for the years ended June 30, 1994 and 1995 and the balance sheet data as of June 30, 1994, 1995 and 1996 are derived from our audited financial statements that are not included in this prospectus. The balance sheet data as of March 31, 1999 and the statement of operations data for the nine months ended March 31, 1998 and 1999 are derived from unaudited financial statements which appear elsewhere in this prospectus. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of Edison's management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth therein. The results of operations for the nine months ended March 31, 1999 are not necessarily indicative of the operating results to be expected for the full year or for any future period. For fiscal 1994, 1995 and 1996, although Edison was a partnership, we computed our earnings per share as if Edison were a corporation.

                                                                                                   NINE MONTHS ENDED
                                                      FISCAL YEAR ENDED JUNE 30,                       MARCH 31,
                                        ------------------------------------------------------   ---------------------
                                          1994       1995       1996       1997        1998        1998        1999
                                        --------   --------   --------   ---------   ---------   ---------   ---------
                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND PER STUDENT DATA)
STATEMENT OF OPERATIONS DATA:
Revenue from educational services.....  $     --   $     --   $ 11,773   $  38,559   $  69,407   $  50,497   $  95,971
  Education and operating expenses:
    Direct site expenses..............        --         --     11,415      32,150      59,576      43,690      81,910
    Curriculum, administration and
      development.....................    14,009     14,286      7,717      12,755      18,258      12,455      22,855
    Depreciation and amortization.....        --         --      1,166       3,552       7,232       5,197       9,265
    Pre-opening expenses..............        --         --      1,476       1,487       2,486       1,744       3,452
    Design team compensation..........        --         --         --          --       2,724       2,724          --
                                        --------   --------   --------   ---------   ---------   ---------   ---------
      Total education and operating
         expenses.....................    14,009     14,286     21,774      49,944      90,276      65,810     117,482
                                        --------   --------   --------   ---------   ---------   ---------   ---------
Loss from operations..................   (14,009)   (14,286)   (10,001)    (11,385)    (20,869)    (15,313)    (21,511)
Other income (expense), net...........      (355)       161       (102)       (137)     (1,165)       (732)        796
                                        --------   --------   --------   ---------   ---------   ---------   ---------
Net loss..............................   (14,364)   (14,125)   (10,103)    (11,522)    (22,034)    (16,045)    (20,715)
                                        --------   --------   --------   ---------   ---------   ---------   ---------
Dividends on preferred stock..........        --         --         --          --      (4,290)     (4,290)         --
Preferred stock accretion.............        --         --         --          --        (278)       (209)       (770)
Net loss attributable to common
  stockholders........................  $(14,364)  $(14,125)  $(10,103)  $ (11,522)  $ (26,602)  $ (20,544)  $ (21,485)
                                        ========   ========   ========   =========   =========   =========   =========
Basic and diluted net loss per share
  attributable to common
  stockholders........................  $  (2.31)  $  (2.27)  $  (1.63)  $   (1.85)  $   (4.28)  $   (3.31)  $   (3.46)
                                        ========   ========   ========   =========   =========   =========   =========
Weighted average number of common
  shares outstanding used in computing
  basic and diluted net loss per share
  attributable to common
  stockholders........................  6,214,709  6,214,709  6,214,709  6,214,709   6,214,711   6,214,711   6,214,711
                                        ========   ========   ========   =========   =========   =========   =========
Pro forma basic and diluted net loss
  per share...........................                                               $   (0.57)              $    (.38)
                                                                                     =========               =========
Pro forma weighted average number of
  shares outstanding used in computing
  pro forma basic and diluted net loss
  per share...........................                                               46,410,431              54,612,761
                                                                                     =========               =========

                                               (continued on the following page)

                                                                                                 NINE MONTHS ENDED
                                                  FISCAL YEAR ENDED JUNE 30,                         MARCH 31,
                                    -------------------------------------------------------   ------------------------
                                      1994       1995       1996       1997        1998          1998         1999
                                    --------   --------   --------   --------   -----------   ----------   -----------
                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND PER STUDENT DATA)
STUDENT AND PER STUDENT DATA:
Student enrollment................                           2,250      7,150        12,800       12,800        23,900
Total revenue per student.........                        $  5,232   $  5,393      $  5,422
Loss from operations per
  student.........................                        $ (4,445)  $ (1,592)     $ (1,630)
EBITDA, net of other charges, per
  student.........................                        $ (3,927)  $ (1,089)        $(807)

OTHER OPERATING DATA:
Capital expenditures..............  $    116   $    233   $  4,970    $ 9,090       $21,181      $11,302       $22,798
Gross site contribution...........                        $    358   $  6,409      $  9,831     $  6,807      $ 14,061
Gross site margin.................                             3.0%      16.6%         14.2%        13.5%         14.7%
Curriculum, administration and
  development expenses, net of
  stock-based compensation........  $ 14,009   $ 14,286   $  7,717   $ 12,710      $ 17,673     $ 12,017      $ 17,884
Curriculum, administration and
  development expenses, net of
  stock-based compensation, as a
  percentage of total revenue.....                            65.6%      33.0%         25.5%        23.8%         18.6%
Total number of schools...........                               4         12            25           25            51

                                                       AS OF JUNE 30,                                  AS OF
                                  ---------------------------------------------------------          MARCH 31,
                                    1994       1995       1996        1997         1998                 1999
                                  --------   --------   --------   ----------   -----------          ---------
                                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.......  $  2,260   $  2,710   $  3,904     $ 15,741      $  7,492                     $7,702
Working capital.................     1,019      4,672      8,693       19,843         2,684                      8,150
Total assets....................     2,950      6,359     18,423       46,231        55,935                     78,157
Total debt, including current
  portion.......................        --         --      2,825        9,395        17,151                     22,550
Accumulated deficit.............   (33,720)   (47,845)   (57,215)     (69,470)      (91,504)                 (112,219)
Total stockholders' equity......     1,626      5,474     12,539       31,573        26,831                     42,850

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of the financial condition and results of operations of Edison should be read in conjunction with "Selected Financial and Operating Data" and our financial statements and the related notes included in this prospectus. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors that include, but are not limited to, those set forth under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     We are the nation's largest private operator of public schools serving students from kindergarten through 12th grade. We contract with local school districts and public charter school boards to assume educational and operational responsibility for individual schools in return for per-pupil funding that is generally comparable to that spent on other public schools in the area. We opened our first four schools in August 1995 and have grown rapidly in every subsequent year, serving 23,900 students in 51 schools across the country in the 1998-1999 school year. We expect to operate 77 schools in the 1999-2000 school year, which would bring the number of students we serve to approximately 37,000. Our total revenue has increased from $11.8 million in fiscal 1996 to $96.0 million for the nine months ended March 31, 1999.

     Prior to opening our first schools in fiscal 1996, we were a development stage company focused on research and development of the Edison school design and curriculum. Over the course of three years of intensive research, Edison's team of leading educators and scholars developed an innovative, research-backed curriculum and school design. At March 31, 1999, we had an accumulated deficit of $112.2 million. Because of our rapid growth, and in view of the evolving nature of our business and our limited operating history, we believe that period-to-period comparisons of our operating results may not be meaningful.

     We make a significant investment in each school we open. The investment generally includes:

     - initial staff training and professional development;

     - technology, including laptop computers for teachers and, after the first year of operation, a computer for the home of every child above the second grade;

     - books and other materials to support the Edison curriculum and school design; and

     - upgrades in facilities.

  REVENUE FROM EDUCATIONAL SERVICES

     Our revenue is principally derived from contractual relationships to manage and operate contract and charter schools. We receive per-pupil revenue from local, state and federal sources, including Title I and special education funding, in return for providing comprehensive education to our students. The per-pupil revenue is generally comparable to the funding spent on other public schools in the area. We recognize revenue for each school pro rata over the 11 months from August through June. Because the amount of revenue we receive for operating each school depends on the number of students enrolled, achieving nearly full enrollment is necessary for satisfactory financial performance at the school. Both the amount of per-pupil revenue and the initial enrollment at each school become known at the beginning of the school year and generally tend not to vary significantly throughout the year. For these reasons, our revenue for each school year is largely predictable at the beginning of the school year.

  DIRECT SITE EXPENSES

     Direct site expenses include most of the expenses incurred on-site at our schools. The largest component of this expense is salaries and wages, primarily for principals and teachers. The remaining direct site expenses include on-site administration, facility maintenance and, in some cases, transportation and food services. Once staffing levels for the school year are determined, most of these expenses are fixed and, accordingly, variations in enrollment will generally not change the overall cost structure of a school for that year. Direct site expenses do not include teacher training and other pre-opening expenses associated with new schools, financing costs or depreciation and amortization related to technology, including computers for teachers and students, curriculum materials and capital improvements to school buildings.

  GROSS SITE CONTRIBUTION AND GROSS SITE MARGIN

     We define gross site contribution as revenue from educational services less direct site expenses. Gross site margin is gross site contribution expressed as a percentage of revenue from educational services. Gross site contribution is intended to reflect ongoing site-level cash flow from schools and, for that reason, does not reflect all site-related costs, including depreciation and amortization or interest expense related to site-level investments or on-site pre-opening expenses, and accordingly gross site contribution does not represent site-level profitability.

  CURRICULUM, ADMINISTRATION AND DEVELOPMENT EXPENSES

     Support from our central office is important for the successful delivery of our curriculum and school design. Curriculum, administration and development expenses include those amounts related to the creation and enhancement of our curriculum, and our general, administrative and sales and marketing functions. These costs include costs for curriculum, assessment and training professionals, sales and marketing personnel, financial reporting and legal and technological support and travel expenses and other development activities.

  PRE-OPENING EXPENSES

     Pre-opening expenses consist principally of various administrative and personnel costs incurred prior to the opening of a new school, particularly the costs for the initial training and orientation of professional staff, recruitment and travel expenses and expenses for temporary offices and staff. In connection with the establishment of a new school, we seek to hire the school's principal several months in advance of the school's opening. This allows the principal to hire staff, most of whom receive substantial professional training in the Edison education design prior to the first day of school. Pre-opening expenses generally are first incurred in the fourth quarter of the fiscal year prior to the school's opening and continue into the first quarter of the fiscal year in which the school opens. These costs are expensed as incurred.

  DEPRECIATION AND AMORTIZATION

     Depreciation and amortization relates primarily to the investments we make in each school for books and other educational materials, computers and other technology, and facility improvements. These investments support the Edison curriculum and school design and relate directly to our provision of educational services.

  FINANCIAL PERFORMANCE

     We have incurred substantial net losses in every fiscal period since we began operations and expect losses to continue into the future. For the fiscal year ended June 30, 1998, our net loss was $22.0 million, and for the nine months ended March 31, 1999, our net loss was $20.7 million. As of March 31, 1999, our accumulated deficit was approximately $112.2 million.

     The following table sets forth various financial data expressed as a percentage of total revenue for the periods indicated:

                                                                                    NINE MONTHS
                                                                                       ENDED
                                                     FISCAL YEAR ENDED JUNE 30,      MARCH 31,
                                                     --------------------------    --------------
                                                      1996      1997      1998     1998     1999
                                                     ------    ------    ------    -----    -----
Revenue from educational services................    100.0%    100.0%    100.0%    100.0%   100.0%
                                                     -----     -----     -----     -----    -----
Education and operating expenses:
  Direct site expenses...........................     97.0      83.4      85.8      86.5     85.3
  Curriculum, administration and development
     expenses....................................     65.6      33.1      26.3      24.7     23.8
  Depreciation and amortization..................      9.9       9.2      10.4      10.3      9.7
  Pre-opening expenses...........................     12.5       3.9       3.6       3.5      3.6
  Design team compensation.......................      0.0       0.0       3.9       5.4      0.0
                                                     -----     -----     -----     -----    -----
     Total education and operating expenses......    185.0     129.6     130.0     130.4    122.4
                                                     -----     -----     -----     -----    -----
Loss from operations.............................    (85.0)    (29.6)    (30.0)    (30.4)   (22.4)
                                                     -----     -----     -----     -----    -----
Other income (expense), net......................     (0.9)     (0.4)     (1.7)     (1.4)     0.8
                                                     -----     -----     -----     -----    -----
Net loss.........................................    (85.9)%   (30.0)%   (31.7)%   (31.8)%  (21.6)%
                                                     =====     =====     =====     =====    =====

     In order to achieve profitability, we believe it will be necessary both to improve gross site margin while maintaining educational quality and to continue to reduce central expenses as a percentage of total revenue from educational services. The latter improvement is largely dependent on our ability to increase our total revenue through expanded student enrollment while controlling central costs.

  CONTRACT SCHOOLS COMPARED TO CHARTER SCHOOLS

     We operate two types of schools: contract and charter. Contract schools are public schools we operate under a management agreement with local school boards. Charter schools are schools we operate under a management agreement with a charter holder, which is typically a community group or non-profit entity that has been granted a state-authorized charter to create a public school. The cost of operating a contract school and a charter school is similar, except that, in the case of a charter school, we are typically required to arrange for a facility. In some cases, we operate charter schools under a charter granted by the local school board, which provides the facility. In these cases, we categorize these schools as contract schools because the economics of these arrangements closely resemble those of a contract school. Charter school facilities that are not provided by a local school board are financed in a variety of ways, including bank debt, sale/leaseback arrangements, third-party ownership by real estate investment trusts and philanthropy. At times, we advance funds or guarantee loans to our charter board clients to assist them in arranging for facilities. Our facility investment for a charter school will generally exceed our investment in facilities for a contract school. Because of these higher costs, we generally seek to establish charter schools in areas with higher per-pupil revenue.

  EXPECTED NON-CASH, STOCK-BASED COMPENSATION EXPENSES

     Beginning in 1995, we granted a number of stock options with four and five-year terms. In the fourth quarter of fiscal 1999, we decided to extend the term of these options to ten years and to make other changes in their terms that we believe are customary for options granted by public companies. As a result, we were required to record compensation expense at that time representing the difference between the exercise price of the options and the deemed fair market value of the shares underlying the stock options. In this regard, we expect to recognize a one-time expense of approximately $18.0 million in the fourth quarter of fiscal 1999, as well as additional expenses aggregating approximately $5.6 million that will be recognized over the vesting periods of the individual stock options. These additional expenses are expected to approximate $3.6 million for fiscal 2000, $958,000 for fiscal 2001, $696,000 for fiscal 2002 and $354,000 for fiscal 2003.

  INCOME TAXES

     We have not recorded any provision for federal, state and local income taxes because we have incurred operating losses from our inception through March 31, 1999. As of June 30, 1998, we had approximately $44.5 million of net operating loss carryforwards for federal income tax purposes, expiring in 2013, available to offset future taxable income. Given our limited operating history, losses incurred to date and the difficulty in accurately forecasting our future results, we do not believe the realization of the related deferred income tax assets meets the criteria required by generally accepted accounting principles and, accordingly, we have recorded a full valuation allowance.

  SEASONALITY

     We believe our financial results are best analyzed on an annual basis. Because new schools are opened in the first fiscal quarter of each year, increases in student enrollment and related revenue and expenses will first be reflected in that quarter. Because student enrollment tends to remain relatively stable throughout a school year, trends in our business, whether favorable or unfavorable, will tend not to be reflected in our quarterly financial results, but will be more evident primarily in year-to-year comparisons. Our financial results can vary, however, among the quarters within any fiscal year. We recognize revenue for each school pro rata over the 11 months from August through June and our operating expenses are generally incurred primarily over those same 11 months. For this reason, the first quarter of our fiscal year has historically reflected less revenue and lower expenses than the other three quarters, and we expect this pattern to continue. Recognition of site-related expenses in the first fiscal quarter is proportionally greater than the revenue accrual, however, resulting in lower gross site margin in the first fiscal quarter than in the remaining fiscal quarters. Pre-opening costs further contribute to the seasonality of financial results because they are incurred primarily in the fourth and first quarters. Our quarterly revenue and results of operations could also fluctuate somewhat based on changes in school enrollment throughout the fiscal year.

RESULTS OF OPERATIONS

 NINE MONTH PERIOD ENDED MARCH 31, 1999 COMPARED TO NINE MONTH PERIOD ENDED MARCH 31, 1998

     REVENUE FROM EDUCATIONAL SERVICES. Our revenue from educational services increased to $96.0 million for the nine months ended March 31, 1999 from $50.5 million for the same period one year earlier, an increase of 90.1%. The increase was primarily due to the 86.7% increase in student enrollment from 12,800 in the 1997-1998 school year to 23,900 in the 1998-1999 school year, reflecting both the opening of new schools and the expansion of existing schools.

     DIRECT SITE EXPENSES. Our direct site expenses increased to $81.9 million for the nine months ended March 31, 1999 from $43.7 million for the same period one year earlier, an increase of 87.4%. Like revenue growth, the increase in direct site expenses was primarily due to the 86.7% increase in student enrollment. The largest element of direct site expenses is personnel costs. Personnel costs included in direct site expenses increased to $64.6 million for the nine months ended March 31, 1999 from $33.0 million for the nine months ended March 31, 1998.

     GROSS SITE MARGIN AND CONTRIBUTION. Our gross site margin increased to 14.7% for the nine months ended March 31, 1999 from 13.5% for the same period one year earlier. This increase was due primarily to higher direct site expenses per pupil in the nine months ended March 31, 1998. The increase in gross site margin, coupled with higher total revenue, resulted in an increase in gross site contribution to $14.1 million for the nine months ended March 31, 1999 from $6.8 million for the nine months ended March 31, 1998.

     CURRICULUM, ADMINISTRATION AND DEVELOPMENT EXPENSES. Our curriculum, administration and development expenses increased to $22.9 million for the nine months ended March 31, 1999 from $12.5 million for the same period one year earlier, an increase of 83.2%. A 55.7% increase in personnel costs represented over half of the overall increase. This increase in personnel costs was primarily attributable to a substantial increase in employees in our school operations and curriculum and education divisions, an increase in our professional marketing staff to support an expanded marketing program, an increase in our central office administrative staff to enhance legal and contracting functions and to expand financial reporting and support functions and an increase in stock-based compensation expense resulting from an increase in the fair market value of the underlying stock. The remainder was primarily attributable to increased travel expenses and, to a lesser extent, greater rent expenses. Curriculum, administration and development expenses as a percentage of total revenue declined to 23.8% for the nine months ended March 31, 1999 from 24.7% for the same period one year earlier.

     DEPRECIATION AND AMORTIZATION. Our depreciation and amortization increased to $9.3 million for the nine months ended March 31, 1999 from $5.2 million for the same period one year earlier, an increase of 78.8%. The increased depreciation and amortization resulted from additional capital expenditures for our curriculum materials, computers and related technology and, to a lesser extent, facility improvements. For the nine months ended March 31, 1999, additions to property and equipment totaled $22.8 million, including $12.7 million for additional computers and equipment, $3.8 million for curriculum materials and $6.3 million for new facilities and improvements. Such increases resulted primarily from the large investments in the 26 new schools we opened in the 1998-1999 school year and operated during the year.

     PRE-OPENING EXPENSES. Our pre-opening expenses increased to $3.5 million for the nine months ended March 31, 1999 from $1.7 million for the same period one year earlier, an increase of 106%. This increase was associated primarily with enrolling students at the 26 new schools opened in August 1998 compared to the 13 schools opened one year earlier.

     DESIGN TEAM COMPENSATION. Some members of our original design team were entitled to distributions when we achieved predetermined performance objectives. These objectives were achieved and the contractual provisions triggered in connection with our issuance of preferred stock in December 1997. Accordingly, during the nine months ended March 31, 1998, we incurred approximately $2.7 million of expense. We do not expect to recognize any similar expenses in the future.

     LOSS FROM OPERATIONS. Our loss from operations increased to $21.5 million for the nine months ended March 31, 1999 from $15.3 million for the same period one year earlier, an increase of 40.5%. The $6.2 million of additional loss primarily reflects the growth in curriculum, administration and development expenses and the absence of the $2.7 million design team compensation expense from the prior period.

     OTHER INCOME AND EXPENSE. We recognized $796,000 of other income, net, for the nine month period ending March 31, 1999, compared to $732,000 of other expense, net, for the same period one year earlier. The change was primarily attributable to a significant increase in interest income, primarily due to the recognition of interest income on capital commitments. This improvement was substantially offset by an increase in interest expense primarily due to additional financing for technology and other equipment investments at our schools.

     NET LOSS AND NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS. Our net loss increased to $20.7 million for the nine months ended March 31, 1999 from $16.0 million for the same period one year earlier, an increase of 29.4%. During the nine months ended March 31, 1998, we declared a $4.3 million dividend on preferred stock, in the form of notes payable, in connection with an equity financing, and recognized $770,000 and $209,000 of preferred stock accretion during the nine months ended March 31, 1999 and March 31, 1998 respectively. This resulted in net loss attributable to common stockholders of $21.5 million and $20.5 million for these periods, respectively.

  FISCAL YEAR ENDED JUNE 30, 1998 COMPARED TO FISCAL YEAR ENDED JUNE 30, 1997

     REVENUE FROM EDUCATIONAL SERVICES. Our revenue from educational services increased to $69.4 million for fiscal 1998 from $38.6 million for fiscal 1997, an increase of 79.8%. The greatest portion of the increase was due to student enrollment increasing 79.0% to 12,800 in the 1997-1998 school year from 7,150 in the 1996-1997 school year, attributable both to opening new schools and expanding existing schools.

     DIRECT SITE EXPENSES. Our direct site expenses increased to $59.6 million for fiscal 1998 from $32.2 million for fiscal 1997, an increase of 85.1%. The increase in direct site expenses was primarily due to increased staffing to support the 79.0% increase in student enrollment. Personnel costs included in direct site expenses increased to $46.0 million for fiscal 1998 from $24.0 million for fiscal 1997.

     GROSS SITE MARGIN AND CONTRIBUTION. Our gross site margin decreased to 14.2% for fiscal 1998 from 16.6% for fiscal 1997. This decrease was due to improvements in the gross site margin at two schools in fiscal 1997 which was not sustained in fiscal 1998, as well as a decline in margins for several other schools. The corresponding gross site contribution increased to $9.8 million for fiscal 1998 from $6.4 million in fiscal 1997, an increase of 53.1%.

     CURRICULUM, ADMINISTRATION AND DEVELOPMENT EXPENSES. Our curriculum, administration and development expenses increased to $18.3 million for fiscal 1998 from $12.8 million for fiscal 1997, an increase of 43.0%. The increase reflects additional curriculum, administrative and marketing staff, related travel expenses, office rents and expanding business and financial services to support our growing operations. The increase also included approximately $600,000 of office relocation costs incurred to consolidate our finance and other support functions in New York City with our other management functions. As a percentage of total revenue, curriculum, administration and development expenses decreased to 26.3% for fiscal 1998 from 33.1% for fiscal 1997.

     DEPRECIATION AND AMORTIZATION. Our depreciation and amortization increased to $7.2 million for fiscal 1998 from $3.6 million for fiscal 1997, an increase of 100%. The increased depreciation and amortization resulted from additional capital expenditures for our curriculum, computers and related technology and facility improvements. For fiscal 1998, additions to property and equipment totaled $21.2 million, including $10.3 million for additional computers and equipment, $1.8 million for curriculum materials and $9.1 million for new facilities and improvements. These expenditures were due to the large investments in the 13 new schools opened in the 1997-1998 school year.

     PRE-OPENING EXPENSES. Our pre-opening expenses increased to $2.5 million for fiscal 1998 from $1.5 million for fiscal 1997, an increase of 66.7%. The increase was a direct result of opening new schools and expanding existing schools for the 1997-1998 school year. During fiscal 1998, we opened 13 new schools.

     DESIGN TEAM COMPENSATION. During fiscal 1998, we incurred approximately $2.7 million of expenses that represented payments due to personnel who participated in the creation of our curriculum and school design. We had no similar expenses in fiscal 1997.

     OTHER INCOME AND EXPENSE. Other expense, net, increased to $1.2 million in fiscal 1998 from $137,000 in fiscal 1997. The increase was primarily due to increased interest expense on additional debt incurred to finance technology and other equipment investments at our schools. This increase was offset in part by increased interest income on cash balances.

     NET LOSS AND NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS. Our net loss increased to $22.0 million for fiscal 1998 from $11.5 million for fiscal 1997, an increase of 91.3%. During fiscal 1998, because of our $4.3 million preferred stock dividend and $278,000 of preferred stock accretion, we had net loss attributable to common stockholders of $26.6 million for the period.

  FISCAL YEAR ENDED JUNE 30, 1997 COMPARED TO FISCAL YEAR ENDED JUNE 30, 1996

     REVENUE FROM EDUCATIONAL SERVICES. Our revenue from educational services increased to $38.6 million in fiscal 1997 from $11.8 million in fiscal 1996, an increase of 227%. Most of the increase resulted from the addition of eight new schools, with student enrollment increasing 218% to 7,150 for the 1996-1997 school year from 2,250 for the 1995-1996 school year.

     DIRECT SITE EXPENSES. Our direct site expenses increased to $32.2 million in fiscal 1997 from $11.4 million in fiscal 1996, an increase of 182%. This $20.8 million increase was primarily attributable to the larger student enrollment discussed above. Personnel costs included in direct site expenses increased to $24.0 million for fiscal 1997 from $7.8 million for fiscal 1996.

     GROSS SITE MARGIN AND CONTRIBUTION. Our gross site margin increased to 16.6% in fiscal 1997 from 3.0% in fiscal 1996, and gross site contribution increased to $6.4 million in fiscal 1997 from $358,000 in fiscal 1996.

     CURRICULUM, ADMINISTRATION AND DEVELOPMENT EXPENSES. Our curriculum, administration and development expenses increased to $12.8 million in fiscal 1997 from $7.7 million in fiscal 1996, an increase of 66.2%. The increase reflected additional curriculum and administrative staff and expanding business and financial services to support the new and growing operations and increased marketing expenses. As a percentage of total revenue, curriculum, administration and development expenses declined from 65.6% in fiscal 1996 to 33.1% in fiscal 1997.

     DEPRECIATION AND AMORTIZATION. Our depreciation and amortization increased to $3.6 million in fiscal 1997 from $1.2 million in fiscal 1996, an increase of 200%. The increased depreciation and amortization resulted from additional capital expenditures for our curriculum, computers and related technology and facility improvements made in connection with the eight new schools opened in the 1996-1997 school year. For fiscal 1997, additions to property and equipment totaled $9.1 million, including $4.8 million for additional computers and equipment, $1.4 million for curriculum materials and $2.9 million for new facilities and improvements.

     PRE-OPENING EXPENSES. Our pre-opening expenses remained unchanged for fiscal 1997 from fiscal 1996.

     LOSS FROM OPERATIONS. Our loss from operations increased to $11.4 million for fiscal 1997 from $10.0 million for fiscal 1996, an increase of 14.0%.

     OTHER INCOME AND EXPENSE. Other expense, net increased to $137,000 for fiscal 1997 from $102,000 for fiscal 1996. Interest income increased to $391,000 for fiscal 1997 from $85,000 for fiscal 1996. Interest expense increased to $527,000 for fiscal 1997 from $147,000 for fiscal 1996.

     NET LOSS. Our net loss increased to $11.5 million for fiscal 1997 from $10.1 million for fiscal 1996, an increase of 14.0%.

LIQUIDITY AND CAPITAL RESOURCES

     We have operated, and expect to continue to operate, in a negative cash flow position. To date we have financed our cash needs through a combination of equity and debt financing. Since our inception and through March 31, 1999, we had raised approximately $161 million of equity capital. In June 1999, we closed on $29.3 million of new equity capital and issued 4,757,476 shares of preferred stock, and in July 1999 an additional $41.7 million was contributed in exchange for 6,787,238 shares of preferred stock. We have also utilized debt and equipment leasing arrangements to finance computers and other technology investments in our schools.

     At March 31, 1999, our cash available for operations was approximately $7.7 million. We do not have a line of credit.

     We expect that our available cash, together with the net proceeds of this offering, will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, until we are able to achieve positive cash flow from operations, we will continue to be dependent upon additional funds from additional equity or debt financings. Depending on the terms available, such funding may be dilutive to existing stockholders and we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all.

  CASH USED IN OPERATING ACTIVITIES

     For the nine months ended March 31, 1999, we used approximately $11.8 million for operating activities. This use primarily resulted from $20.7 million of net loss, a $1.6 million increase in accounts receivable and a $234,000 increase in other current assets consisting mostly of prepaid rents. These amounts were somewhat offset by depreciation and amortization totaling $8.5 million and an increase of

$1.2 million of accounts payable and accrued expenses. The large increases in accounts receivable and accounts payable and accrued expenses are directly attributable to the 86.7% increase in student enrollment that was experienced during the fiscal year. In fiscal 1998, we used approximately $10.6 million for operating activities. This use primarily resulted from $22.0 million of net loss partially offset by current assets increase of approximately $422,000 and depreciation and amortization totalling $7.2 million.

  CASH USED IN INVESTING ACTIVITIES

     For the nine months ended March 31, 1999, we used approximately $26.7 million in investing activities. During that period, we invested approximately $22.8 million in our schools and operations. This amount includes the investments we make in technology and curriculum in each of the schools we open. We have also advanced to some of our charter board clients funds to help obtain, renovate and complete school facilities. The amounts advanced during the nine months ended March 31, 1999 approximated $15.0 million. Significant real estate investments are often necessary when we establish a charter school and existing facilities are not available. We work closely with the charter board to locate, develop and finance the charter school's facilities. The building or renovation process generally lasts several months and can vary widely in expense from minimal upgrades to new construction, which can cost from $4.0 million to more than $8.0 million. We also sold buildings to charter boards during the period. The proceeds of the sales approximated $10.5 million and resulted in an aggregate gain to us of approximately $51,000. For the nine months ended March 31, 1998, we used approximately $17.2 million in investing activities. These investments were primarily for technology and equipment for our schools.

  CASH FROM FINANCING ACTIVITIES

     For the nine months ended March 31, 1999, we received approximately $38.7 million in our financing activities. The amounts received were from equity contributions received during the period. In December 1997, we received a commitment to purchase approximately $51.0 million, net of expenses, of preferred stock. The first payment on the equity commitment was made in December 1997 with the remaining portion contributed during the nine months ended March 31, 1999. Additionally, stockholder notes payable totaling $1.6 million were issued in connection with this equity financing, of which approximately $938,000 was issued during the nine months ended March 31, 1999. The amounts received pursuant to the equity commitments were partially offset by payments on debt of approximately $4.5 million. Cash generated from financing activities for the nine months ended March 31, 1998 of $27.1 million was primarily from the issuance of stock and debt totalling $29.5 million, net of issuance expenses, partially offset by debt repayments of $2.4 million.

     We generally finance our technology investments in schools through debt arrangements. We have also issued warrants in connection with these transactions. Details of the financing arrangements are included in note 6 of the notes to our financial statements. Through the nine months ended March 31, 1999, an additional $8.9 million was financed through notes payable for computers and other technology.

  PHILANTHROPY

     Philanthropic entities have supported seven of our 51 schools, focused particularly in those areas where the per-pupil expenditures would otherwise make it difficult to achieve satisfactory financial performance. Our initial investments to open our six California schools were supported by philanthropic entities, which made available to the school districts the amounts to cover the cost of the items necessary to open the schools, including technology and curriculum materials. In two of these schools, the philanthropic support also includes funds for ongoing annual operations. In one other location, the support helped fund the capital improvements to the buildings. Additionally, philanthropic support has been used in Colorado to help fund a school building and related renovations and construction. A philanthropic organization that has supported some of our schools in California has indicated that it intends to provide support up to $22.5 million primarily for California schools operated by us, of which $4.6 million has been used to date and $3.3 million is expected to be used for the 1999-2000 school year. Although some of our school district and charter board clients have used philanthropic funds in the past and we expect some of them to use philanthropic funds in the future, we do not rely on philanthropic support significantly for our growth strategy. There is no guarantee that philanthropic support will be available to open new schools or operate existing schools in the future.

  CHARTER SCHOOL FACILITY FINANCINGS

     Innovative financing methods are often needed to compensate for the limited amount of state and local funding available to develop charter school facilities. We have employed a variety of approaches, including owning or leasing the building, advancing funds for the building to the charter board with various repayment terms, or having the charter board directly own or lease the facility from a third party, sometimes assisted by a subordinated loan from us. We also consider providing guarantees to lending institutions to allow the charter board flexibility in obtaining financing. We are currently exploring a variety of financing structures to assist in our charter efforts, including tax-exempt structures, expanding our current real estate investment trust relationships and forming our own real estate investment trust. We expect to continue to advance funds to our charter board clients as well as spend significantly on charter school facilities directly. We have been successful in securing various financing arrangements in the past, but our ability to obtain any such financing arrangements in the future cannot be assured. As of March 31, 1999, we had no direct obligations for charter school facility financings but had guarantees and other contingent liabilities totaling $4.9 million related to the school facilities.

  INVESTMENT IN APEX ONLINE LEARNING INC.

     In July 1999, we acquired an ownership interest in APEX Online Learning Inc., a company that provides interactive advanced placement courses for high school students over the Internet. Concurrently, Vulcan Ventures Incorporated, the controlling stockholder of APEX, invested $30.0 million in Edison. We have invested $5.0 million in APEX and are obligated to invest up to an additional $5.0 million in the future, if a third party invests in APEX. Because of our significant ownership interest in APEX, we must recognize a pro rata portion of APEX's losses based upon our ownership interest, which is currently 16.5%, up to a maximum amount equal to our investment in APEX. We expect APEX to recognize an approximate $3.2 million loss in its fiscal year ended June 30, 1999, representing approximately six months of operations, and to continue to recognize losses into the future.

  ANTICIPATED CAPITAL EXPENDITURES

     Capital expenditures for fiscal 2000 are expected to be approximately $40.0 million, which includes approximately $20.0 million for computers and other technology and $6.0 million for curriculum materials. Additionally, we expect to advance or lend $8.2 million to new charter board clients to help secure and renovate school properties for the schools opening in the 1999-2000 school year. We are also implementing enterprise-wide computer and software packages. Such systems include financial reporting, payroll, purchasing, accounts payable, human resources and other administrative modules as well as a student data and school management package. We expect expenditures for the software packages will be approximately $5.0 million. We expect the hardware, implementation costs and other maintenance expenditures to account for an additional $5.0 million over the next 24 to 36 months.

YEAR 2000

     Many computer programs have been written using two digits rather than four to define the applicable year. This poses a problem at the end of the century because these computer programs may not properly recognize a year that begins with "20" instead of "19." This, in turn, could result in major system failures or miscalculations that could disrupt our business. We have formulated a plan to address our year 2000 issues and have created a year 2000 task force headed by our Chief Information Officer to implement the plan. Our year 2000 plan has six phases:

     - ORGANIZATIONAL AWARENESS: educating our employees, senior management and the board of directors about the year 2000 issue;

     - INVENTORY: conducting a complete inventory of internal business systems and their relative priority to continuing business operations. In addition, this phase includes a complete inventory of critical vendors, suppliers and service providers and their year 2000 compliance status;

     - ASSESSMENT: assessing our internal business systems and the year 2000 compliance status of our important vendors, suppliers and service providers;

     - PLANNING: preparing the individual project plans and project teams and other required internal and external resources to implement the solutions for year 2000 compliance;

     - EXECUTION:  implementing the solutions and fixes; and

     - VALIDATION:  testing the solutions for year 2000 compliance.

Our year 2000 plan will apply to our internal business systems and compliance by external customers and providers.

  INTERNAL BUSINESS SYSTEMS

     Our internal business systems and workstation business applications will be a primary area of focus. Currently, we have no existing enterprise-wide business software. We do, however, have several key site-wide and departmental applications. The majority of these solutions are represented by their vendors as being fully year 2000 compliant. We have few legacy applications that will need to be evaluated for year 2000 compliance.

     We completed the organizational awareness, inventory and assessment phases for substantially all critical internal business systems in the first quarter of calendar 1999. We expect that the planning phase will be complete by August 1999 and the execution and validation phases will be completed by October 1999. We expect to be year 2000 compliant on all critical systems before December 31, 1999.

     We may not address the year 2000 compliance of some non-critical systems until after January 1, 2000. However, we believe that any failure of these systems would not cause significant disruptions in our operations.

  COMPLIANCE BY EXTERNAL PROVIDERS, CONTRACTORS AND OUR SCHOOL DISTRICT AND CHARTER BOARD CLIENTS

     In the first quarter of calendar 1999, we completed the organizational awareness phase of our year 2000 plan with respect to suppliers, service providers, contractors and our school district and charter board clients to determine the extent to which our systems are susceptible to those third parties' failure to remedy their own year 2000 issues. We are currently in the inventory and assessment phases and we expect these will be complete by the third quarter of calendar 1999. To the extent that responses to year 2000 readiness are unsatisfactory, we intend to change suppliers, service providers or contractors to those that have demonstrated year 2000 readiness. There can be no assurance that we will be successful in finding such alternative suppliers, service providers and contractors.

  COSTS TO ADDRESS YEAR 2000 ISSUES

     Because we are in the position of implementing new enterprise-wide business applications, there are few, if any, year 2000 changes required to existing business applications. We have been informed by the vendors that all of the new business applications implemented, or in the process of being implemented in 1999, are year 2000 compliant.

     Through June 30, 1999, we had spent approximately $100,000 on our year 2000 plan. Excluding the cost of implementing our new enterprise wide system, we currently believe that the additional costs of implementing our year 2000 plan will not exceed $250,000 and will not have a material effect on our financial position.

  CONTINGENCY PLAN

     We have not formulated a contingency plan at this time but expect to have specific contingency plans in place by October 1999.

  SUMMARY

     We anticipate that the year 2000 issue will not have a material adverse effect on our financial position or results of operations. We can give no assurance, however, that the systems of our clients, other companies or government entities, on which we rely for supplies, cash payments and future business, will be timely converted or that a failure to convert by our clients or government entities would not have a material adverse effect on our business. For more information on the risks associated with the year 2000 problem, see "Risk Factors -- We may be hurt by the year 2000 problem."

                                    BUSINESS

     Edison is the nation's largest private operator of public schools serving students from kindergarten through 12th grade. National polls rank the quality of K-12 public education, a $350 billion sector of the U.S. economy in the 1997-1998 school year, among the most important domestic issues in the United States today. Directly addressing this issue, we contract with local school districts and public charter school boards to assume educational and operational responsibility for individual schools in return for per-pupil funding that is generally comparable to that spent on other public schools in the area. Over the course of three years of intensive research, Edison's team of leading educators and scholars developed an innovative, research-backed curriculum and school design. We opened our first four schools in August 1995, and have grown rapidly in every subsequent year, serving 23,900 students in 51 schools across the country in the 1998-1999 school year. This growth has been fueled by the demonstrated success of our schools, as measured by significant improvements in student academic performance, high levels of parental satisfaction and waiting lists in many schools.

     Our total revenue has grown from $11.8 million in fiscal 1996 to $96.0 million for the nine months ended March 31, 1999. We expect to operate 77 schools in the 1999-2000 school year, which would bring the number of students we serve to approximately 37,000.

     Our model offers public school authorities, who face widespread concern about disappointing student achievement, the benefits of a large private sector company with national scale. We believe those benefits include:

     - the ability to create, implement and support a superior educational model through focused research and development;

     - the ability, through greater efficiencies, to drive a greater percentage of educational expenditures to the classroom; and

     - increased emphasis on accountability for achieving improved academic performance.

     These benefits contribute to an enhanced educational experience that has proven attractive to public school authorities, parents and teachers alike. Elements of that experience include:

     - a rich and challenging curriculum based on clear standards and high expectations for all students;

     - a significantly longer school day and year;

     - an enriched technology program characterized by computers in the home of every student above the second grade following the first year of the school's operation, full time technology personnel supporting each site and laptop computers for every teacher;

     - an emphasis on the professional growth of teachers through a commitment to substantial levels of training, an explicit career ladder and a school management structure that empowers teachers to participate in the leadership of the school;

     - a national support system focused on improving student achievement;

     - early exposure to foreign language; and

     - an emphasis on parental involvement and character development.

     We have an experienced and talented management team led by H. Christopher Whittle, founder of several media enterprises, including the first national electronic news system for middle and high schools in the United States, Benno
C. Schmidt, Jr., former President of Yale University, Christopher D. Cerf, former Associate Counsel to President Clinton from 1994 to 1996, and John E. Chubb, senior fellow at the Brookings Institution and noted author and speaker on education reform. In addition, the management team includes 10 former public school system superintendents.

INDUSTRY BACKGROUND

  OVERVIEW

     The United States spent an estimated $580 billion on education in the 1997-1998 school year. This represents over 7% of the U.S. gross domestic product, and makes education one of the largest sectors in the U.S. economy. Of these expenditures, an estimated $350 billion was spent on K-12 education, nearly double the inflation-adjusted level of spending for the 1987-1988 school year. During the 1996-1997 school year, over 14,000 school districts comprising 88,000 K-12 schools enrolled an estimated 45.6 million students. We currently concentrate our business development efforts on the approximately 1,800 medium and large school districts that each have more than 5,000 students. We estimate that these districts had annual operating budgets aggregating $190 billion for the 1998-1999 school year. In the United States, more is spent per pupil on education than most other developed countries, but by the end of 12th grade, U.S. student performance on standardized tests was among the lowest. For example, in the Third International Mathematics and Science Study conducted in 1995, American twelfth-graders ranked 16th in science and 19th in mathematics among 21 countries.

     We recognize that there are many excellent public schools in the United States. We also believe, however, that the overall performance of public schools has been compromised by several inherent constraints under which they operate. We believe that, taken together, these constraints inhibit many districts from implementing a systemic program of improvement.

     - LACK OF CONSISTENCY IN LEADERSHIP. We believe that an effective program for change requires both planning and a sustained commitment to effective implementation over a lengthy period of time. Most school districts are governed by school boards subject to regular elections and related turnover. The average term of urban school superintendents is less than three years. As a result of the relatively brief tenure of leadership, many public school systems have found it difficult to implement long-term approaches to improving student performance and school quality generally.

     - INABILITY TO EXPLOIT THE ADVANTAGE OF SCALE. The over 14,000 school districts in the United States tend to be small, independent and localized operations. Only 2% of all school districts had annual operating budgets greater than $100 million for the 1995-1996 school year. This modest size can result in severe limitations on the ability both to develop and to implement substantial improvements in curriculum and school design. For example, in contrast to most large-scale private enterprises, the research and development budget in many districts is negligible. With the need to devote a significant portion of their resources to stand-alone administrative structures and the support staff to oversee curriculum for all subjects over 13 grade levels, many districts simply have nothing left for a long-term program of improvement.

     - INABILITY TO INVEST FOR THE FUTURE. The time horizons of school districts necessarily are linked to the one-year appropriations cycle under which they usually operate. The ability to invest for the future by tolerating substantial short-term budget deficits is generally not feasible for school districts. For this reason as well, we believe, change tends to be only incremental.

     In all three respects -- consistency of leadership, the benefits of national scale and the ability to make substantial investment for the future -- a large, private sector company such as Edison is in a strong position to add substantial value to public education.

  CURRENT REFORM INITIATIVES

     Public education is currently at the top of national, state and local political agendas. Both major national political parties have placed education at the center of their national platforms and many state and local authorities have enacted or encouraged measures to implement significant educational reforms. Some of these reforms are programmatic innovations occurring within public schools. Examples include expanded levels of teacher training, higher standards, more rigorous testing and more effective technology. Other initiatives have sought to reform the public education system itself by embracing the market-oriented concepts of competition, accountability and a broader range of parental choice. These measures include legislation authorizing charter schools, private management of public schools, voucher programs and increased choice within existing systems.

     - CHARTER SCHOOLS. Since Minnesota first enacted legislation in 1991, 36 states and the District of Columbia have passed charter school legislation. Under the typical charter school statute, specified entities, such as the state board of education or a state university, are authorized to grant a charter to a community group or non-profit entity to create a public school. A growing number of charter boards in turn contract with private sector organizations to operate the schools. In return for a large measure of autonomy from regulation, the charter school is accountable for student academic performance. Currently, there are over 1,200 charter schools in operation, with an estimated enrollment of over 250,000 students in 27 states and the District of Columbia.

     - CONTRACT SCHOOLS. Contract schools are public schools operated by private organizations based upon management agreements with local school boards.

     - VOUCHER PROGRAMS. Voucher programs provide for the issuance to parents of tuition vouchers worth a certain amount of money that they can redeem at any approved school of their choice. These programs allow students to choose among public schools, which would have to compete for students, or possibly even attend private schools. Milwaukee and Cleveland have implemented voucher programs, Florida has adopted legislation authorizing a voucher program, and several states have legislation pending on voucher programs. Private philanthropists have also made funds available for voucher programs.

     - CHOICES OFFERED BY SCHOOL DISTRICTS. School districts are offering increased choice to their students by, for example, establishing magnet schools serving students within the district and allowing students to attend schools across district lines. Magnet schools are specialized public schools offering unique programs, such as curricula emphasizing math, science or the arts.

     Incorporating elements of both a market-oriented approach and programmatic innovation, we are a leader in offering reform alternatives to local school boards searching for new approaches to education. During the 1998-1999 school year, we operated 35 contract schools with a total enrollment of 16,900 students and 16 charter schools with a total enrollment of 7,000 students. Of these contract schools, 11 are operated under charters granted by school districts. We do not participate in voucher programs.

THE EDISON SOLUTION

     As a private enterprise with national scale, Edison offers school districts and charter boards a vehicle for overcoming many of the inherent constraints that have impeded systemic reform of public schools. The Edison solution consists of two equally critical and mutually reinforcing components:

     - a tested, research-backed curriculum and school design that we believe yields superior academic results; and

     - support systems designed to ensure consistent, replicable and effective implementation of our educational model as we expand into a wide range of communities across the nation.

Examples of the latter include a national teacher and principal recruiting system; an infrastructure to support teacher training both before and after a school opens; a national distribution network for curriculum materials, technology equipment and supplies; and information systems to track and enhance student progress against identified goals.

     We believe that many public school authorities are attracted to the Edison solution because, unlike some other school reform initiatives, it enables them to stimulate positive, market-oriented, comprehensive school reform within the framework of the existing, locally controlled public school system. By entering into a partnership with us, such authorities retain local control of public education while at the same time enjoying the resources, systems, continuity of focus and commitment to ongoing research and development associated with a national private sector company.

  RESEARCH BEHIND THE EDISON SOLUTION

     The Edison school design and curriculum grew out of a comprehensive three-year research project conducted by a team of approximately 30 full-time professional employees and numerous outside experts under the leadership of Benno C. Schmidt, Jr., the former President of Yale University. Our design team included respected education researchers, curriculum developers, teachers, principals, school administrators, writers, technology specialists and experts in school finance and management. Together, they brought a wide range of perspectives on improving education through the reform of curriculum, instruction, assessment, professional development, school organization and most other elements of education.

     The research leading to the development of our solution was extensive and systematic; our staff members interviewed educators, reviewed a wide range of school programs and attempted to assemble the best scientific evidence of the effects of potential reforms in K-12 education. For example, our review of a successful project in Indiana which placed computers in the homes of high-risk students was instrumental in our decision to put computers in our students' homes. Similarly, our investment in tutors resulted from our examination of programs run by a Johns Hopkins University sociologist with a well-documented record of developing basic skills with students who are at high risk for academic failure.

  THE EDISON CURRICULUM AND SCHOOL DESIGN

     Our schools combine innovative curriculum and instruction methods with structures to assess and guide students, hold school administrators accountable for student performance and encourage and facilitate parental involvement in their children's education.

     CURRICULUM

     DEMANDING PROGRAM OF STUDY. Our curriculum is guided by detailed and demanding student academic standards that specify what students should know and be able to do at the end of each school year in twenty fields of study, from reading, writing and mathematics to economics, geography, visual arts and foreign languages. Our curriculum is also rich in content. For example, students at the junior and high school levels study three years of world history and literature and two years of U.S. history and literature. In addition, the high school curriculum calls for all students to have the opportunity to complete biology, chemistry and physics, usually by the end of 10th grade, and offers a wide range of advanced placement courses to students in the 11th and 12th grades.

     PROFESSIONAL DEVELOPMENT FOR TEACHERS. Our professional development program provides opportunities for teachers to learn how to implement our program and develop their skills as educators. We typically provide teachers with four to six weeks of training before a school first opens and additional support and training during the school's initial year. In addition, teachers generally have two periods every day free for their own professional development, and our school calendars provide at least five days for ongoing training each year. We also offer more than a dozen national curriculum conferences annually for different specialists within our schools.

     PROVEN INSTRUCTION METHODS. We use instruction methods derived from systematic research. For example, our elementary schools implement Success for All, a K-5 reading program developed at Johns Hopkins University and refined through experimental studies over the last ten years. Our schools generally use mathematics programs developed through years of research by the University of Chicago School Mathematics Project.

     EMPHASIS ON CORE VALUES. We believe schools cannot be successful unless the students display certain values, such as the willingness to take responsibility for themselves and their education, respect for teachers and other students, and the desire to become educated. Our educational program is built around a defined set of core values: wisdom, justice, courage, compassion, hope, respect, responsibility and integrity. We believe these core values help us promote strong character in our students and a positive learning environment. Our students receive instruction in these core values at every grade level. For example, students in our elementary schools read out loud and have group discussions of morality stories written for children. Also, our teacher training in student discipline, classroom management and instruction is based on a character education program that incorporates these values.

     REGULAR ASSESSMENTS OF STUDENT PERFORMANCE. We routinely monitor our students' progress against academic standards. We connect our standards and instructional programs with state standards and assessments, and we believe our students are well prepared for state and local tests, for which we are held accountable. Each quarter teachers complete a unique report card, known as a Quarterly Learning Contract, which is a special narrative report card that tracks student progress against academic standards and sets specific goals for students. We believe this is a contrast to the typical American report card that grades progress relative to each teacher's subjective classroom standards. We also administer our own annual assessments, known as Common Performance Assessments, calibrated to our academic standards, to ensure teachers are judging work appropriately.

     EXTENSIVE REMEDIAL INSTRUCTION. The Edison curriculum is designed to meet the needs of all students, regardless of ability. We employ one-on-one tutoring to help students master the academic requirements of their grade level. Intensive remedial instruction in reading is available at all grade levels. In addition, our longer school day and year provide more time for instruction.

     SUPPORT FOR STUDENTS WITH SPECIAL NEEDS. We instruct special education students in mainstream classrooms, to the extent we believe it is responsible to do so. However, special education staff are available at each site to provide a full continuum of services, including additional support in regular classrooms, resource rooms and self-contained environments for students with greater needs. We offer students who have limited English proficiency English-as-a-second-language programs or bilingual programs, depending on community preference and needs.

     SCHOOL DESIGN

     STUDENTS AND TEACHERS ARE ORGANIZED INTO SMALL
SCHOOLS-WITHIN-A-SCHOOL. Each of our schools consists of small, flexible schools-within-a-school, called academies, where teachers typically follow the same students from grade to grade for several years. We believe this organization ensures that students are better known by their teachers, helps foster student-teacher relationships and encourages teachers to feel more ongoing responsibility for individual students. Within each academy, students are generally organized into multigrade groups, called houses, of 100 to 180 students each. Students typically remain within the same house until they graduate from the particular academy. Each house is led by four to six teachers, who usually work with students of every level of the house for the duration of their academy experience and are responsible for the core academic program of instruction in math, science, history, geography, civics, economics, reading and language arts.

     LONGER SCHOOL DAY AND YEAR. Our students are in school an average of 1,500 hours each year after the first year of their school's operation, compared to the national average of approximately 1,170 hours per year. Our school year is approximately 200 days, compared to an average of 180 days for public schools. Based on these averages, we believe our students spend approximately 28% more time in school each year than students in most other public schools. This provides our students with substantially more time for learning than many public school students and enables us to implement a richer curriculum. Our school schedule also provides our students with less time during the shorter summer vacation to forget what they learned during the school year.

     INCREASED INTEGRATION OF TECHNOLOGY IN THE LEARNING ENVIRONMENT. Our schools are technologically rich environments aimed at preparing students for the workplaces of the future. We provide each of our teachers with a laptop computer and our classrooms generally have three computers as well as printers for student use. We provide every family with a student above the second grade a computer and a modem for use at home, following the first year of their school's operation. To encourage and increase communication and enable the sharing of best practices, teachers, students and parents are electronically connected via The Common, our Internet-based, internal message, conferencing and information system that connects all our schools. We have a distinctive program called Technology as a Second Language to teach school staff, students and families to use technology effectively.

     IMMEDIATE AND COMPREHENSIVE CHANGE. We make an average initial investment of approximately $2,500 per student in each school we operate, or approximately $1.5 million per school, which is used to purchase computers and other technology, implement our curriculum and train new teachers. We believe this provides an opportunity for schools to launch a comprehensive package of change all at once. In contrast to the small steps that school reform usually must take, our schools are able to integrate new curriculum, technology and professional development and pursue excellence in all areas immediately and aggressively.

     SCHOOL-LEVEL ACCOUNTABILITY. We hold each school accountable for a high level of demonstrated student progress as measured by conventional standardized tests, official performance assessments and our own assessments. Staff compensation and promotions within our schools are generally linked to performance. Parents of students in our schools are encouraged to share accountability for their children's progress by co-signing the Quarterly Learning Contract. In addition to educational accountability, our schools are also held accountable for financial management and student, parent and community satisfaction.

     PRINCIPALS ACCOUNTABLE FOR SCHOOL PERFORMANCE. Principals at our schools are appraised and compensated based on meeting student academic performance, financial management and community satisfaction goals. They are also responsible for public reporting of their school's accounts and budgets. Principals receive school report cards that track progress on all accountability criteria, and principals are in turn appraised and compensated based on progress against the accountability criteria. Principals for our contract and charter schools are chosen in consultation with the school district or charter board and normally hired four to six months before the school opens. This allows our regional vice presidents to work closely with the new principals for several months to thoroughly introduce them to our education system. In addition, new principals receive two weeks of formal training on our education system.

     DEDICATED TEACHERS. We believe our schools attract motivated and dedicated teachers due to the following factors:

     - our innovative curriculum and approach to education;

     - our commitment to professional development of teachers;

     - increased access to resources and technology; and

     - generally competitive salary levels.

Our schools are staffed by four levels of teachers: lead teacher, senior teacher, teacher and resident teacher. We believe this four-tier seniority system provides an attractive career path and allows new teachers to be mentored by more experienced teachers. Teachers are hired based on classroom and educational experience, expertise in a particular subject area, evidence of leadership abilities in the context of teams, and interaction with staff, students and families. Lead teachers have responsibility for the organizational management of the teaching team, and classroom instruction is the primary focus of senior teachers, teachers and resident teachers.

     PARTNERSHIPS WITH FAMILIES. We are committed to keeping families engaged in their children's education, both at school and in the home. We actively encourage parental involvement in the education of their children through interaction with teachers, involvement in school affairs and numerous volunteer opportunities. We believe our program of providing, following the first year of the school's operation, computers to the families of our students above the second grade has increased parents' level of involvement in the school. In addition, by co-signing the Quarterly Learning Contract, parents commit to monitor the progress of their children in meeting stated educational goals.

  THE EDISON OPERATING SYSTEM

     The systems we have built to ensure consistent and effective implementation, replicability and scalability are as essential to our model as the Edison curriculum and school design itself. Although there are many outstanding public schools in the United States, we believe that the basis for such success has been highly individualized, often, for example, dependent on an especially dynamic principal. Edison has designed its support systems with the objective of not only creating excellence, but being able to replicate it in a consistent manner in a widely diverse array of schools across the country.

     REGIONAL VICE PRESIDENT STRUCTURE. Edison's 12 regional vice presidents, most of whom are former school superintendents or principals, provide the most critical link between our central operations and each school site. They are accountable for building and ensuring the operation of successful schools, defined as schools that measurably enhance student achievement over time and meet financial objectives. In meeting this responsibility, regional vice presidents make frequent site visits, analyze school academic and financial data, coordinate central support operations that meet the needs of each school and hold regional training sessions for principals and teachers.

     EDUCATION AND CURRICULUM DIVISION. Our Education and Curriculum Division, our largest central division, oversees the implementation, modification, support and effectiveness of our educational design. The Education and Curriculum Division's nearly 50 employees, together with over 200 of our teachers who we annually certify as trainers, provide a continuous stream of support to our schools through the coordination of schoolwide and national training programs, development of curricular standards and assessment of design effectiveness at each school. The Education and Curriculum Division also collects, analyzes and publishes educational data for use by our schools, our school district and charter board clients and the public.

     ASSESSMENT. The Assessment Department within our Education and Curriculum Division monitors student achievement, school design and customer satisfaction criteria of our schools, and analyzes these data to understand and measure our schools' performance. This department also prepares monthly and annual reports on school performance for our principals and regional vice presidents.

     RECRUITING. Strong educational leadership and teaching ability are vital to the successful implementation of the Edison design. Our Recruitment Department works year-round to attract outstanding principal candidates through a variety of recruitment strategies, including direct headhunting, national advertising and cultivation of outstanding internal candidates. The department also recruits outstanding teacher candidates through a network of school-based recruitment coordinators and through targeted recruitment efforts at prominent schools of education, historically black colleges and highly regarded teacher organizations.

     REAL ESTATE. Prior to finalizing a management agreement, our Real Estate Department typically reviews the physical condition, technology infrastructure, suitability and student capacity of each school site, and estimates the costs of preparing the facilities for an Edison school. Once the management agreement is finalized, the Real Estate Department either contracts with local architects and construction managers to make the necessary modifications or works closely with client school districts, depending on the terms of the management agreement. In some independent charter school management agreements, we may be responsible for new construction, major renovation or conversion of a commercial or industrial property. We have developed expertise in working with national, regional and local project managers, architects, engineers and construction firms to develop these properties for school use. For more information on our real estate arrangements, see "-- Facilities."

     START-UP. As a management agreement is finalized, the assigned regional vice president sets up a local start-up office, hires a start-up staff, and begins to complete each step outlined in our Start-up Manual, a multi-volume guide that directs each phase of the start-up process. The start-up office serves as the center for all school operations, including student enrollment, staff recruitment and coordination with the central office.

     PURCHASING. Our Purchasing Department is responsible for coordinating both the purchase and the delivery of each school's curriculum and technology. We believe our size and growth have allowed us to achieve economies of scale by realizing more competitive prices from vendors than could most school districts. Once all curriculum and technology orders are made, attention shifts to coordinating an efficient and reliable delivery to each Edison school. To help achieve this goal, beginning with the 1999-2000 school year, we are requiring each of our vendors to ship most orders to a central warehouse where all curriculum will be repackaged into classroom boxes organized by grade level and subject area and then reshipped to each school.

     ENROLLMENT. We provide technical expertise and on-site support to assist each school in reaching its targeted enrollment. The Student Enrollment Department supports a variety of student recruitment strategies, including door-to-door distribution of recruitment literature, neighborhood information sessions, posting of fliers in public areas, use of available print and electronic media and interaction with community-based organizations. In the event that the number of students seeking admission to an Edison school exceeds the school's capacity, an open admissions lottery is held to determine which students are admitted and which are placed on the school's waiting list.

     BUSINESS SERVICES. We hire a business services manager to manage the day-to-day administrative operations at each Edison school under the supervision of the school's principal. Business services managers are responsible for managing the school's budget, processing all site expenditures and coordinating student transportation, food and personnel services at each Edison school. We also employ four financial analysts in our central office to assess prospective management contracts and monitor the budgets of our existing schools. Our central office also monitors real estate financing and performs traditional financial administrative functions.

     TECHNOLOGY. Our Technology Department oversees the creation, modification, and implementation of the technology components of the Edison curriculum and school design. The department creates specifications for each school and start-up office, oversees technology-related building modifications and equipment installation, recruits and selects, together with the school principal, the school's technology director, trains the school's technology director and provides additional field support as needed.

     FAMILY AND COMMUNITY PARTNERSHIPS. Formal parent orientation begins once the student body has been selected, but all parent meetings and community information sessions that lead up to final student selection are part of families' introduction to Edison and the contract or charter school. The parent orientation process is organized at each site by the school's student support manager, an individual hired for the school's first year to facilitate community interaction and coordinate social services within the school. The student support manager works closely with the school's principal throughout the start-up process to recruit parent volunteers, hold welcome meetings, orient parents to the Edison curriculum and school design and coordinate the school's grand opening celebration.

     PRE-OPENING TRAINING. We provide a comprehensive, pre-opening professional development program for principals and teachers at each of our new sites. Our national leadership training gives new principals an intense overview of the Edison design, including the start-up process, curriculum, student academic standards, school organization, school culture, technology, financial management and measures of accountability. Training for all instructional school staff takes place during the summer before the opening of the school and includes training on instructional methodology, classroom management and the core curriculum in each teacher's area of expertise.

     ONGOING TRAINING. We maintain the successful operation of each of our schools through frequent site visits by our support personnel and through ongoing professional development for school staff. All schools receive an average of 19 days of on site visits from our Curriculum and Education Division personnel. These visits are frequently supplemented with additional training sessions based upon the observations made during site visits and the expressed needs of each school's principal and teachers. In addition to training at the site level, principals and teachers regularly convene for national conferences, where training typically focuses on student achievement, leadership strategies, design modifications, community relations, new support services or subject-specific training sessions. For example, we convened 30 conferences during the 1998-1999 school year. Principals and teachers can also utilize The Common, our on-line network, to access additional resources and interact with individuals from other Edison schools.

     SITE MONITORING AND ACCOUNTABILITY. To ensure that each Edison school makes continuous progress in each of these areas, beginning with the 1999-2000 school year, we plan to generate a monthly School

Operations Report for each school site. This report will include a compilation of educational data generated at each school site, anecdotal observations from our personnel who visited the school and information related to attendance, enrollment, student and teacher mobility and technology usage. In addition to the School Operations Report, we compile a year-end School Report Card for each school site. The report includes information about student performance on standardized tests; student performance on Edison's common performance assessments; levels of parent, staff, and student satisfaction; and the degree to which the school met its budgetary requirements. The School Report Card serves as the basis upon which the school principal is evaluated and, where state law permits, compensated.

THE EDISON SOLUTION IMPLEMENTED

     During the 1998-1999 school year, we operated 51 schools in 11 states and 24 cities with a combined student enrollment of 23,900. We anticipate operating 77 schools for the 1999-2000 school year, which would increase our combined student enrollment to approximately 37,000. We operate two types of schools: contract and charter. In the case of most charter schools, we are required to arrange for a facility. In some cases, however, we operate charter schools under a charter granted by the local school board, which provides the facility. In these cases, we categorize and count these schools as contract schools because the economics of the arrangement more nearly resemble those of a contract school. We consider grades K-5, 6-8 and 9-12 to each be a school, and we count grades K-5, 6-8 and 9-12 as separate schools, even if they are located in the same building. As we expand, we often introduce new grade levels gradually rather than simultaneously opening all grade levels within a school. We consider ourselves to have opened a new school if we introduce at least one grade level at a different school level, for example, if we add grade 6 at a location housing an existing K-5 school. In some cases, we count grades K-6 as one school if it is the local practice to configure elementary schools in this manner. We currently have 38 principals, and each principal is generally responsible for all the Edison schools on his or her campus. Our students have generally been from economically disadvantaged backgrounds, and approximately 60% of our students participated in the federal free and reduced lunch program during the 1998-1999 school year.

     The following table provides information about the schools we operated for the 1998-1999 school year.

                                                        NUMBER
                                                          OF        YEAR                TYPE OF    SHORTEST         EARLIEST
CLIENT                              LOCATION            SCHOOLS   COMMENCED   GRADES    SCHOOL       TERM       EXPIRATION DATE
------                              --------            -------   ---------   ------    -------    --------     ---------------
Battle Creek School
  District                Battle Creek, Michigan           2        1998       K-6     Contract     5 yrs          June 2003
Boston Renaissance
  Charter School          Boston, Massachusetts            3        1995       K-9     Charter      5 yrs          June 2000
Chula Vista Elementary
  School District         Chula Vista, California          1        1997       K-5     Contract*    5 yrs          June 2002
Colorado Springs School
  District                Colorado Springs, Colorado       2        1996       K-7     Contract*    5 yrs          June 2001
Academy School District   Colorado Springs, Colorado       1        1998       K-6     Contract     5 yrs          June 2003
Denver-Edison Charter
  School                  Denver, Colorado                 1        1998       K-6     Charter      5 yrs          June 2003
Detroit Academy of Arts
  and Sciences            Detroit, Michigan                2        1997       K-6     Charter      5 yrs          June 2002
Detroit Public School
  Academy                 Detroit, Michigan                2        1998       K-8     Charter      3 yrs          June 2001
Duluth Public Schools     Duluth, Minnesota                3        1997       K-9     Contract*    3 yrs          June 2000
Ravenswood City School
  District                East Palo Alto, California       2        1998       K-8     Contract*    5 yrs         January 2003
Flint School District     Flint, Michigan                  3        1997       K-7     Contract     5 yrs          June 2002
Wayne County Public
  Schools                 Goldsboro, North Carolina        1        1998       K-4     Contract     5 yrs          June 2003
Board of Area
  Cooperative Ed
  Services                Hamden, Connecticut              1        1998       K-4     Contract     5 yrs          June 2003
Mid-Michigan Public
  School Academy          Lansing, Michigan                3        1996       K-9     Charter      5 yrs          June 2001
Dade County Public
  Schools                 Miami, Florida                   1        1996       K-5     Contract     5 yrs          June 2001
Minneapolis School
  District No. 1          Minneapolis, Minnesota           1        1998       K-5     Contract     5 yrs          June 2003
Mt. Clemens School
  District                Mt. Clemens, Michigan            4        1995       K-11    Contract     5 yrs          June 2000
Napa Unified School
  District                Napa, California                 1        1998       K-6     Contract*    5 yrs          June 2003
Board of Education of
  Pontiac                 Pontiac, Michigan                1        1998       K-6     Contract     5 yrs          June 2003
Southwest School
  District                San Antonio, Texas               3        1997       K-6     Contract     5 yrs          June 2002
San Francisco School
  District                San Francisco, California        1        1998       K-5     Contract*    5 yrs          June 2003
Sherman School District   Sherman, Texas                   2        1995       K-6     Contract     5 yrs          June 2000
Granville Public Charter
  School                  Trenton, New Jersey              1        1998       K-5     Charter      2 yrs          June 2000
Friendship Public
  Charter School          Washington, D.C.                 2        1998       K-5     Charter      5 yrs          June 2003
West Covina School
  District                West Covina, California          1        1998       K-5     Contract*    5 yrs          June 2003
Wichita School District
  No. 259                 Wichita, Kansas                  4        1995       K-8     Contract     5 yrs          June 2000
Seven Hills Charter
  School                  Worcester, Massachusetts         2        1996       K-8     Charter      5 yrs          June 2001
                                                          --
        Total                                             51
                                                          ==

---------------

* Indicates charter schools operated under a charter granted by the local school board.

GROWTH STRATEGY

     We believe the approximately 1,800 medium and large independent school districts nationwide, which we estimate collectively had operating budgets of $190 billion in the 1998-1999 school year, represent a significant growth opportunity. Our strategy is to grow within this market through the establishment of expanded relationships with existing clients as well as new relationships. Illustrating the magnitude of the overall market opportunity, we estimate that just one percentage point market share nationwide within our market of large and medium size school districts would represent approximately $1.9 billion in annual revenue, based upon expenditures for the 1998-1999 school year.

     Our marketing efforts will continue to focus on our ability to replicate the success achieved at other Edison schools throughout the country. We believe that effective marketing and communication efforts targeted at administrators, teachers and parents will yield higher levels of perceived benefits among these constituencies and ultimately generate increased penetration within our market of K-12 schools.

     A core element of our growth strategy is to establish multiple schools within a given school district to cover the entire K-12 grade range (elementary, middle and high school). We believe that uninterrupted access to the Edison system from kindergarten through high school will achieve the most favorable outcome for students. Historically, our management agreements have provided for the establishment of one elementary school during the first contract year. Through our development efforts, we seek to expand upon the initial contract by opening additional schools within the district in subsequent years. We believe that our strong academic results will encourage school districts and charter holders to retain us to operate multiple schools. In addition, we believe that satisfied parents will push to make our schools available for their children's entire K-12 education. Furthermore, we expect our demonstrated success at our existing schools will encourage school districts and charter boards to enter into management agreements providing for us to establish multiple schools either in the first year or over time. We have opened additional schools for 12 of our first 13 clients. We expect to operate 77 schools across the country for the 1999-2000 school year, which will bring the total number of students served to over 37,000.

COMPETITIVE STRENGTHS

     We believe that the following factors will contribute to our continued success and future growth:

     - QUANTIFIABLE ACADEMIC IMPROVEMENT. Student achievement in our schools has been substantial, as measured by a range of external assessments. On average, in those schools that we have operated long enough to generate trend data, our students have gained 5 percentage points per year against state and national standards.

     - PARENTAL SATISFACTION. Our schools enjoy high parental satisfaction. According to a Gordon S. Black Corporation survey commissioned by us for the 1997-1998 school year, in 20 of our schools, over 80% of the parents of our students gave our schools grades from A to B, with over 50% giving an A or A-. Parental satisfaction with our schools is also reflected in the general pattern of oversubscription and the waiting lists to enter many of our schools.

     - EXTENSIVE INFRASTRUCTURE. We have a series of systems and support staff that permit us to implement our curriculum and school design in contract and charter schools in communities across the United States. The systems have been used successfully during our past four years of rapid expansion. These systems include recruiting capabilities, assessment mechanisms, professional development systems, financial management and acquisition systems, and systems to assess prospective management agreements.

     - ADVANTAGES OF SCALE. We expect to achieve advantages of scale as more schools are added to our school systems, allowing us to increase our purchasing power and reduce our overhead costs as a percentage of total revenue. We are also focused on achieving clustering efficiencies by opening multiple schools in key districts. We have successfully opened additional schools for 12 of our first 13 clients. By focusing on expanding operations in existing markets, we believe we can better capitalize on our relationships with the district, our knowledge of the specific market and economies of scale in the provision of centralized services.

     - EXPERIENCED MANAGEMENT TEAM. We have an experienced and talented management team led by H. Christopher Whittle, founder of several media enterprises including the first national electronic news system for middle and high schools in the United States, Benno C. Schmidt, Jr., former President of Yale University, Christopher D. Cerf, former Associate Counsel to President Clinton from 1994 to 1996, and John E. Chubb, senior fellow at the Brookings Institution and a noted author and speaker on education. Our management team also has 10 former school system superintendents, including Deborah M. McGriff, former superintendent of the Detroit public schools, and Manuel Rivera, former superintendent of the Rochester public schools.

     - SIGNIFICANT INVESTMENT IN RESEARCH AND DEVELOPMENT. Prior to opening our first four schools during the 1995-1996 school year, we conducted a three-year research project led by a core team of educators, researchers, policy experts and other professionals to create an innovative and, we believe, effective model for operating more efficient and effective public schools. This research project led to the creation of Edison's curriculum and school design, which integrate many successful educational practices into a comprehensive school solution for grades K-12, guided by high academic standards, supported by proven innovations in most areas of schooling and emphasizing assessment and accountability. In addition, our Education and Curriculum Division regularly assesses the effectiveness of our educational design and oversees its modification and improvement.

ACADEMIC PERFORMANCE

     School districts and charter boards generally retain us both to improve the academic performance of the students who will be in our schools and to stimulate academic progress in the other schools in the district. Our students are required to take the same local, state and national tests administered by other public schools in the district. States regularly require students to take assessments based on state standards, known as criterion-referenced tests, and school districts also typically require students to take tests based on national standards, known as national norm-referenced tests. Both types of tests are scored by independent authorities and result in publicly available data about student performance. As of the end of the 1998-1999 school year, our fourth academic year, these tests have provided nearly 300 measures of our students' achievement.

     Student academic achievement in our schools has been substantial, as measured by these external assessments. Since 1995, for those schools that we have operated long enough to generate trend data, the average annual improvement in student achievement, taking into consideration gains, losses and instances of no change, has been five percentage points on both national norm-referenced tests and state criterion-referenced tests. These results compare favorably to the only available national measure of achievement trends, known as the National Assessment of Education Progress, or NAEP. The NAEP is determined from criterion-referenced tests administered by the federal government every two years to random samples of students nationwide. From the 1994-1995 school year to the 1996-1997 school year, the average annual improvement in student achievement for American nine year olds and 13 year olds, which are ages similar to our students, has been zero percentage points in math, and from the 1994-1995 school year to the 1997-1998 school year, the average annual improvement in reading has been less than one percentage point. While the NAEP and the state tests taken by our students are not strictly comparable, all of the tests attempt to measure essentially the same academic skills.

RELATIONSHIP WITH APEX ONLINE LEARNING INC.

     In July 1999, we invested $5.0 million in APEX Online Learning Inc., a company that provides interactive advanced placement courses for high school students over the Internet. Concurrently, Vulcan Ventures Incorporated, the controlling stockholder of APEX, invested $30.0 million in Edison. We are obligated to invest up to an additional $5.0 million in APEX in the future, if a third party invests in APEX. We intend to jointly develop educational programs for students and teachers with APEX, components of which would be delivered on-line, and we plan to pilot one or more such programs during the 1999-2000 school year.

LABOR RELATIONS

     We are committed to developing a positive relationship with teachers' unions at both the local and national levels. We work in successful partnership with local teachers' unions in numerous schools across the country, and believe our distinctive curriculum and school design can be successfully delivered in the context of a unionized school. In this regard, we believe we are unique among school management companies, which generally have declined to operate in schools subject to collective bargaining.

     Our commitment to developing a successful working relationship with unions reflects the fact that a majority of our schools are contract rather than charter schools. As a general proposition, teachers at charter schools in the United States are not represented by unions. In contrast, at least in those states with strong public employee labor laws, school teachers in traditional public schools generally have elected to organize.

     Although we prefer positive union relations, we regularly encounter resistance from teachers unions in local school board debates over whether to enter into a management agreement with us. The concept of a private sector school manager in public education is a comparatively new one. In addition, both national teachers unions historically have opposed privatization in public schools. While we reject that label and regard our approach to be more of a public/private partnership that draws on the strengths of both sectors, the unions' historical perspective often influences local debates. In many instances, we have pursued a charter in a community only after it became clear that the local teachers association would decline to participate in discussions concerning our retention by the district to operate a contract school.

     For several reasons, we believe that our relations with unions at all levels will continue to improve:

     - as an organization, we are committed to that improvement;

     - many union members recognize that we are the only significant private sector organization in this area that seeks to work within the existing public school system;

     - notwithstanding the perception of some opinion leaders, significant elements within teachers unions are committed to meaningful reforms, including any initiative that improves student performance, preserves the integrity of the public school system as a whole and protects the rights of teachers as professionals. We believe that our approach, unlike many other reform initiatives, is consistent with these objectives;

     - we believe that some local union leaders have concluded that working with us is an effective defensive strategy against other more threatening initiatives, such as vouchers or non-unionized charters; and

     - many aspects of our curriculum and school design, such as extensive professional development and an enhanced leadership role for teachers in the management of the school, have long enjoyed the support of the unions.

BUSINESS DEVELOPMENT

     Our development division is responsible for establishing new client relationships, expanding relationships with current clients and renewing client management agreements. The division is led by two executive vice presidents, who supervise 12 development vice presidents, each of whom is responsible for a regional area. The development cycle for contract and charter schools usually begins 10 to 20 months prior to a school's opening. The development vice president typically targets numerous school districts within his or her region as potential clients for a contract school, based upon a variety of criteria, including:

     - total enrollment and per-pupil expenditures of the district;

     - proximity to existing Edison schools;

     - perceived district and teacher's union support;

     - the school superintendent's perceived receptivity to innovation; and

     - number of new public or private schools opening in the district.

The development vice president's decision to focus on an area for a potential charter school is based on similar factors, as well as other criteria, including:

     - particulars of the applicable state charter legislation;

     - an established non-profit community agency interested in holding the charter;

     - a viable site acquisition strategy; and

     - the support of state and local officials for charter schools.

The development cycle for contract and charter schools usually involves numerous presentations to school district governing boards, teachers, teachers' union leaders, parents, community groups and the media, as well as visits to our existing contract or charter schools.

CONTRACTUAL ARRANGEMENTS FOR ESTABLISHING CONTRACT AND CHARTER SCHOOLS

     CONTRACT SCHOOLS. Our management agreements for operating contract schools are typically negotiated with the district school board. Management agreements normally last for three to five years, provide us with per-student funding generally comparable to that received by other schools in the district and give us substantial control over a school, under the board's ultimate supervision, in return for meeting specified academic results. We deliver and support our curriculum, manage the school's budget, provide periodic assessment reports to the school district, hire teachers and, in collaboration with the school district, choose the school's principal.

     CHARTER SCHOOLS. Our management agreements for operating charter schools are negotiated with the charter boards, which generally consist of community groups or established non-profit entities. Public school districts typically can also issue charters and may retain us to operate charter schools. The terms and conditions of these management agreements are similar to our management agreements for contract schools. We often also help the charter boards arrange for financing to obtain the facilities for the charter schools. In some cases, we have entered into long-term leases for the charter school facilities. We have also provided permanent credit support for many of our charter school buildings, typically in the form of loan guarantees or cash advances.

GOVERNMENT LAWS AND REGULATIONS

     FEDERAL AND STATE EDUCATION PROGRAMS. We receive funds derived from numerous federal and state programs to be used for specific educational purposes. If we fail to comply with the requirements of the various programs, we could be required to repay the funds and be determined ineligible for receipt of future federal funds. Most of our schools receive funds under Title I of the Elementary and Secondary Education Act of 1965. This program supports the education of children from low-income families. Some of our schools also receive funds from other programs under this act, including Title II, which provides funding for the professional development of teachers, Title III, which provides funding for technology programs, Title VII, which provides funding for bilingual education programs, and Title X, which provides start-up funding for charter schools. We have policies and procedures in place in order to comply with the regulations and requirements of these programs.

     Although we receive these federal and state funds indirectly, through local school boards and charter boards, our receipt of these funds subjects us to extensive governmental regulation and scrutiny. We could lose all or part of these funds if we fail to comply with the applicable statutes or regulations, if the federal or state authorities reduce the funding for the programs or if we are determined to be ineligible to receive funds under such programs. To the extent that the laws and regulations governing federal and state programs change or are interpreted in a manner that would prevent school districts and public charter schools from using federal funds to pay for the services we provide, the loss of all or part of these funds would hurt our business.

     INDIVIDUALS WITH DISABILITIES IN EDUCATION ACT. This act requires that students with qualified disabilities receive an appropriate education through special education and related services provided in a manner reasonably calculated to enable the child to receive educational benefit in the least restrictive environment. Our responsibility to provide the expensive services required by this act varies depending on state law and type of school. We are generally responsible for ensuring the requirements of this act are met in our charter schools, unless state law assigns that responsibility to another entity. School districts are generally responsible for ensuring the requirements of this act are met in our contract schools. We could be required to provide additional teachers, aides or special services, at our cost, if we are found in violation of this act in one of our schools.

     FAMILY EDUCATIONAL RIGHTS AND PRIVACY ACT. We are subject to the federal Family Educational Rights and Privacy Act, which protects the privacy of a student's educational record, and generally prohibits a school from disclosing a student's records to a third party without the student's prior consent. The law also gives parents certain rights with respect to their minor children's education records. Our failure to comply with this law may result in termination of our eligibility to receive federal education funds.

     GUN-FREE SCHOOLS ACT. The Gun-Free Schools Act, which became effective in 1994, requires us to effect certain policies, assurances and reports regarding the discipline of students who bring weapons to our schools. If we violate any of these requirements, we may be deemed ineligible to receive certain Federal education funds.

     FEDERAL CIVIL RIGHTS LAWS. We must comply with federal civil rights laws or we could be determined ineligible to receive funds from federal programs or face criminal or civil penalties. These laws include the following:

     - TITLE VI OF THE CIVIL RIGHTS ACT OF 1964. Title VI prohibits recipients of federal financial assistance from discriminating on the basis of race, color or national origin.

     - TITLE IX OF THE EDUCATION AMENDMENTS OF 1972. Title IX prohibits discrimination on the basis of gender by recipients of federal financial assistance.

     - SECTION 504 OF THE REHABILITATION ACT OF 1973. Section 504 prohibits discrimination on the basis of disability by recipients of federal financial assistance.

     - AMERICANS WITH DISABILITIES ACT OF 1990. This act prohibits discrimination in employment against a qualified individual with a disability and requires that buildings, facilities and vehicles associated with public services be accessible to individuals with disabilities.

     - AGE DISCRIMINATION ACT OF 1975. This act prohibits recipients of federal financial assistance from discriminating on the basis of age.

     - AGE DISCRIMINATION IN EMPLOYMENT ACT OF 1967. This act prohibits discrimination on the basis of age in employment.

     - EQUAL PAY ACT OF 1963. This act prohibits discrimination on the basis of gender in the payment of wages.

     - TITLE VII OF THE CIVIL RIGHTS ACT OF 1964. Title VII prohibits discrimination on the basis of gender in employment.

     DRUG-FREE WORKPLACE ACT OF 1988. The Drug-Free Workplace Act requires a recipient of federal funds to certify that it provides a drug-free workplace. If we violate the certification and reporting requirements of this act, then we could be determined ineligible to receive federal funds.

     STATE REGULATIONS. We are also subject to state statutory and regulatory requirements in the states in which we operate. All states have standards for the operation of schools concerning, for example, the length of the school year, curriculum, hours of the school day, physical education and other areas. We could be in violation of our management agreements with charter boards or school districts if we fail to comply with these standards.

     For more information on the effect of government laws and regulations on our business, see "Risk Factors -- We rely on government funds for specific education programs, and our business could suffer if we fail to comply with rules concerning the receipt and use of the funds" and "-- We could be subject to extensive government regulation because we benefit from federal funds, and our failure to comply with government regulations could result in the reduction or loss of federal education funds."

SECURITY

     We believe our school design helps maintain order and security by encouraging closer relationships between teachers, students and families. In addition, we recently began to implement a three-step program for ensuring security at our schools. First, we are engaging a national school security consultant to oversee the design and effectiveness of security at our schools. Second, we have convened a security committee, consisting of school administrators, superintendents, and security experts, to develop detailed security procedures and standards for all Edison schools. Third, we are including security training module as part of the leadership training for all principals.

HUMAN RESOURCES

     As of June 30, 1999, we had 150 full-time headquarters employees. In addition, 38 principals, approximately 1,300 teachers and approximately 900 members of administrative staff and management worked in our schools as of June 30, 1999.

FACILITIES

     Our 35 contract schools generally operate in existing facilities provided by our school district clients, though we manage the maintenance and operation of these facilities. Of our 35 contract schools, 11 are operated under a charter held by a public school district which provides a facility.

     Significant real estate investments are often necessary when we establish a charter school for a charter board and existing facilities are not available. These investments are generally either made by the charter board or by us, and we work closely with the charter board to locate, develop and finance the charter school's facilities. A suitable location often needs to be found prior to completing a charter application for a particular jurisdiction. The building or renovation process generally lasts at least several months and can vary widely in expense from minimal upgrades to new construction, which can cost from $4.0 million to more than $8.0 million. Innovative financing methods are often needed to compensate for the limited amount of state and local funding available to develop charter school facilities and we have employed a variety of approaches, including owning or leasing the building, advancing funds for the building to the charter board with various repayment terms, or having the charter board directly own or lease the facility, sometimes assisted by a subordinated loan from us. We also consider providing guarantees to lending institutions to allow the charter board flexibility in obtaining financing. For more information on the importance of facilities to our business, see "Risk Factors -- We could underestimate the real estate costs associated with acquiring or renovating a charter school, causing us to lose money, and we could become liable for the financial obligations of charter boards." We intend to develop tax-exempt financing structures for charter boards and expand our relationships with real estate investment trusts to provide additional potential sources of financing for charter boards. For more information on our facility financing arrangements, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Charter School Facility Financings" and "-- Philanthropy."

     Our executive offices are located in New York, New York in a leased facility consisting of approximately 38,000 square feet.

COMPETITION

     We have few direct competitors. We believe the companies that are most similar to us in terms of corporate strategy focus primarily or exclusively on operating charter schools, rather than contracting with school districts. These companies include Advantage Schools, Beacon Education Management, The Leona

Group, National Heritage Academy and SABIS Educational Systems. In addition, there are at least two companies that operate private schools with plans for charter schools. The TesseracT Group is currently managing one charter school and has been awarded several more charters. Nobel Learning Communities was recently awarded its first charter to operate a school in Pennsylvania. In addition, other private school operators, post-secondary education providers or child care providers could possibly enter our market. For example, Bright Horizons Family Solutions, a provider of corporate sponsored child care, just opened its first private school and it or other child care providers could seek opportunities in the charter or contract schools market as well.

LEGAL PROCEEDINGS

     We are involved in various legal proceedings from time to time incidental to the conduct of our business. We currently believe that any ultimate liability arising out of such proceedings will not have a material adverse effect on our financial condition or results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Our executive officers and directors and their ages as of July 15, 1999 are as follows:

                   NAME                     AGE                     POSITION
                   ----                     ---                     --------
H. Christopher Whittle....................  51     President, Chief Executive Officer and
                                                   Director
Benno C. Schmidt, Jr......................  57     Chairman of the Board of Directors

Christopher D. Cerf.......................  44     Chief Operating Officer and General
                                                   Counsel
James L. Starr............................  36     Chief Financial Officer and Executive Vice
                                                   President
John E. Chubb, Ph.D.......................  45     Chief Education Officer and Executive Vice
                                                   President
Laura K. Eshbaugh.........................  51     Executive Vice President and Director
Michael Finnerty..........................  55     Executive Vice President of Schools
Deborah M. McGriff, Ph.D..................  50     Executive Vice President of Development
Manuel Rivera, Ed.D.......................  47     Executive Vice President of Development
Donald Sunderland.........................  48     Chief Information Officer and Executive
                                                   Vice President
Cheryl H. Wilhoyte, Ph.D..................  53     Executive Vice President
Virginia G. Bonker(1).....................  35     Director
John W. Childs(2).........................  57     Director
Charles J. Delaney........................  49     Director
Robert Finzi(2)...........................  45     Director
John B. Fullerton(1)......................  39     Director
Janet A. Hickey(1)........................  54     Director
Klas Hillstrom(1).........................  32     Director
Bert E. Kolde.............................  55     Director
Jeffrey T. Leeds(2).......................  43     Director
Brian P. Mathis...........................  33     Director

---------------
(1) Member of the Audit Committee

(2) Member of the Compensation Committee

     Set forth below is certain information regarding the professional experience for each of the above-named persons.

     H. Christopher Whittle, Edison's founder, has served as President since March 1997 and as Chief Executive Officer since July 1998. He has served as a director since 1992 and also served as our Chairman of the Board of Directors from 1992 until March 1995. He is the President and sole stockholder of WSI Inc. From 1986 to 1994, Mr. Whittle was Chairman and Chief Executive Officer of Whittle Communications L.P., which developed magazines and other print publications as well as Channel One, an advertising-supported daily news and information television program for schools. Before that, Mr. Whittle was the founder of 13-30 Corporation, the predecessor of Whittle Communications L.P., and served as the publisher of Esquire magazine from 1979 to 1986.

     Benno C. Schmidt, Jr. has served as Chairman of the Board of Directors since March 1997. He also served as our Chief Executive Officer from 1992 to June 1998, our President from 1992 to February 1997 and our Chief Education Officer from July 1998 through April 1999. Mr. Schmidt served as President of Yale University from 1986 to 1992. He is also a former Dean of the Columbia University School of Law.

     Christopher D. Cerf has served as General Counsel since June 1997 and as Chief Operating Officer since May 1999. Prior to joining us, he was a partner in the law firm of Wiley, Rein and Fielding from

May 1996 to June 1997. Between 1994 and April 1996, he served in the White House as Associate Counsel to the President. Mr. Cerf is also a former high school history teacher.

     James L. Starr has served as Chief Financial Officer and Executive Vice President since April 1998. Prior to joining us, he served as Senior Vice President and Chief Financial Officer of Sierra Health Services, Inc., a health services company, from August 1994 to April 1998. From 1989 to August 1994, he served as Sierra's Director of Finance and Controller. Prior to that, Mr. Starr was a senior accountant at Deloitte and Touche. He is a certified public accountant.

     John E. Chubb has served as Chief Education Officer and Executive Vice President since May 1999. Prior to that, he served as Executive Vice President of Curriculum, Instruction and Assessment from 1992 to April 1999. A senior fellow at the Brookings Institution since 1984, Mr. Chubb has also taught at Stanford University, Princeton University and Johns Hopkins University, and served as an adviser, consultant, and speaker for the White House and for several state governments, public and private school systems, and nonprofit organizations. He has written and edited numerous books and articles on education.

     Laura K. Eshbaugh has served in a variety of roles since joining us at our inception in 1992, most recently serving as Executive Vice President since July 1998. She has been a director since 1992. From 1989 to September 1994, Ms. Eshbaugh served as Vice Chairman of Whittle Communications L.P.

     Michael Finnerty has served as Executive Vice President of Schools since April 1998. He also served as our Chief Financial Officer from our founding in 1992 to April 1998. Prior to joining us, he was Vice President for Finance and Administration at Yale University. Before joining Yale, Mr. Finnerty was Director of the Budget for the State of New York and chief financial and economic advisor to Governor Mario M. Cuomo. He earlier served as Chief of Staff to New York Governor Hugh L. Carey.

     Deborah M. McGriff has served as Executive Vice President of Development since February 1998. From November 1993 to February 1998, she served as our Senior Vice President of Charter School Development. Before joining us, she was General Superintendent of the Detroit public schools. Ms. McGriff earlier served as Assistant Superintendent in Cambridge, Massachusetts and Deputy Superintendent in Milwaukee, Wisconsin.

     Manuel Rivera has served as Executive Vice President of Development since February 1998. Prior to that, Mr. Rivera served as Executive Vice President and Director of Schools from July 1994 to February 1998. From 1991 to 1994, he served as Superintendent of the Rochester public schools.

     Donald Sunderland has served as Chief Information Officer and Executive Vice President since January 1999. He previously served as Managing Director and Head of Global Technology for Fixed Income and FX Derivatives at the Union Bank of Switzerland from October 1995 to September 1998. Prior to that time, from July 1994 to August 1995, he served as Head of Global Technology for Sumitomo Bank Capital Markets.

     Cheryl H. Wilhoyte has served as Executive Vice President since May 1998. From 1992 to May 1998, she served as the Superintendent of the Madison, Wisconsin public schools.

     Virginia G. Bonker has served as a director since November 1996. She has been a partner with Blue Rock Capital L.P., a private investment firm, since August 1995. From 1988 until August 1995, Ms. Bonker was a Vice President with the Sprout Group, a division of DLJ Capital Corporation, which is a wholly-owned subsidiary of Donaldson, Lufkin & Jenrette Inc.

     John W. Childs has served as a director since November 1996. He has served as President of J.W. Childs Associates L.P., a private investment firm, since June 1995. Mr. Childs was previously a Senior Managing Director at Thomas H. Lee Co., a private investment firm, from 1987 to June 1995.

     Charles J. Delaney has served as a director since July 1999. Mr. Delaney has served as President of UBS Capital LLC since 1989. Mr. Delaney serves on the Board of Directors of Aurora Foods, Inc.

     Robert Finzi has served as a director since March 1995. He has been a general partner of the Sprout Group since May 1991. The Sprout Group is a division of DLJ Capital Corporation, which is a wholly-owned subsidiary of Donaldson, Lufkin & Jenrette Inc. Mr. Finzi serves on the Boards of Directors of Interdent, Inc. and Phase Metrics Inc.

     John B. Fullerton has served as a director since January 1998. He has been a managing director at J.P. Morgan Capital Corporation since 1991, and an investment officer in Morgan Capital Corporation, the firm's merchant banking arm, since January 1997.

     Janet A. Hickey has served as a director since March 1995. She has been a general partner of the Sprout Group and a Senior Vice President of DLJ Capital Corporation since 1986. Ms. Hickey serves on the Board of Directors of Corporate Express, Inc.

     Klas Hillstrom has served as a director since January 1998. Mr. Hillstrom has served as Senior Investment Manager with Investor International (U.S.) Inc. since February 1999. From February 1995 to January 1999, Mr. Hillstrom served as Senior Investment Manager of Investor UK Ltd., and as President of Investor U.K. Ltd. from January 1998 to February 1999. Prior to February 1995, Mr. Hillstrom served as an Investment Manager with Investor AB.

     Bert E. Kolde has served as a director since July 1999. Mr. Kolde has served as Vice President of Vulcan Ventures Incorporated since 1994. Mr. Kolde serves on the Boards of Directors of Asymetrix Learning Systems, Inc., Beyond.com Corporation, CyberSource Corporation and MetaCreations Corporation.

     Jeffrey T. Leeds has served as a director since November 1996. He has been a principal of Leeds Associates L.L.C., a private investment firm, since April 1999. He has also been a principal of Advance Capital Management L.L.C., a private investment firm, since November 1995, and has served as President of Leeds Group Inc., an investment banking firm, since January 1993. Mr. Leeds serves on the Board of Directors of Elsinore Corporation.

     Brian P. Mathis has served as a director since July 1999. Mr. Mathis has served as a Vice President of J.P. Morgan Capital Corporation since January 1999 and was an associate with J.P. Morgan Securities Inc. from August 1995 to January 1999. From 1993 to August 1995, Mr. Mathis held various positions in the U.S. Treasury Department.

     See "Related Party Transactions" and "Principal Stockholders" for certain information concerning the Edison's directors and executive officers.

ELECTION OF DIRECTORS

     Beginning with the first annual meeting of stockholders occurring after the closing of this offering, the number of directors on our board of directors will be fixed at 11. The holders of class A common stock will be entitled, as a separate class, to elect seven of the 11 directors and the holders of class B common stock will be entitled, as a separate class, to elect the remaining four directors. Holders of both class A common stock and class B common stock will have cumulative voting rights in the election of directors. For more information concerning cumulative voting rights, see "Description of Capital Stock -- Common Stock."

     Each executive officer serves at the discretion of the Board of Directors and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of the directors or executive officers of Edison.

     Many of our current directors were elected to the board under rights held by the various classes of our existing stock. These rights will terminate upon completion of this offering. The holder of the share of series B common stock was entitled prior to the offering to elect five representatives to the Board of Directors. Mr. Whittle, Ms. Eshbaugh and Mr. Delaney were elected as the representatives of the holder of series B common stock. Holders of the shares of series C common stock, series D common stock and series G common stock were each entitled, prior to the offering, to elect two representatives to the Board of Directors. Ms. Hickey and Mr. Finzi were elected as the representatives of the holder of series C common stock, Mr. Childs was elected as the representative of holder of series D common stock and

Mr. Fullerton and Mr. Mathis were elected as the representatives of the holder of series G common stock. Holders of the share of series E common stock, series F common stock, series H common stock and series I common stock were entitled prior to the offering to each elect one representative to the Board of Directors. Ms. Bonker was elected as the representative of the holder of series E common stock, Mr. Leeds was elected as the representative of the holder of series F common stock, Mr. Hillstrom was elected as the representative of the holder of series H common stock and Mr. Kolde was elected as the representative of the holder of series I common stock. A majority of the directors elected by the holders of the series B common stock, series C common stock, series D common stock, series E common stock, series F common stock, series G common stock, series H common stock and series I common stock were entitled prior to the offering to elect one representative to the Board of Directors. Mr. Schmidt was elected as the representative of these directors.

COMPENSATION OF DIRECTORS

     We reimburse directors for reasonable out-of-pocket expenses incurred in attending meetings of the Board of Directors. We may, in our discretion, grant stock options and other equity awards to our non-employee directors from time to time pursuant to our 1999 Stock Incentive Plan. For more information on this plan, see "-- Benefit Plans -- 1999 Stock Incentive Plan." We have not yet determined the amount and timing of such grants or awards.

BOARD COMMITTEES

     The Board of Directors has established a Compensation Committee and an Audit Committee. The Compensation Committee, which will consist of Mr. Childs, Mr. Finzi and Mr. Leeds following this offering, reviews executive salaries, administers our bonus, incentive compensation and stock plans, and approves the salaries and other benefits of our executive officers. In addition, the Compensation Committee consults with our management regarding our pension and other benefit plans and compensation policies and practices.

     The Audit Committee, which will consist of Ms. Bonker, Mr. Fullerton, Ms. Hickey and Mr. Hillstrom following this offering, reviews the professional services provided by our independent accountants, the independence of such accountants from our management, our annual financial statements and our system of internal accounting controls. The Audit Committee also reviews such other matters with respect to our accounting, auditing and financial reporting practices and procedures as it may find appropriate or may be brought to its attention.

EXECUTIVE COMPENSATION

     The table below sets forth, for the year ended June 30, 1999, the cash compensation earned by our President and Chief Executive Officer and each of the four other most highly compensated executive officers who received annual compensation in excess of $100,000 for the year ended June 30, 1999. In accordance with the rules of the Securities and Exchange Commission the compensation set forth in the table below does not include medical, group life or other benefits which are available to all of our salaried employees, and perquisites and other benefits, securities or property which do not exceed the lesser of $50,000 or 10% of the person's salary and bonus shown in the table. In the table below, columns required by the regulations of the Securities and Exchange Commission have been omitted where no information was required to be disclosed under those columns.

                           SUMMARY COMPENSATION TABLE

                                                          ANNUAL COMPENSATION
                                                          -------------------       ALL OTHER
NAME AND PRINCIPAL POSITION                                SALARY      BONUS      COMPENSATION
---------------------------                               --------    -------    ---------------
H. Christopher Whittle..................................  $296,636    $    --        $    --
  President and Chief Executive Officer
Benno C. Schmidt, Jr....................................   296,636         --             --
  Chairman of the Board of Directors
Christopher D. Cerf.....................................   225,631     50,000             --
  Chief Operating Officer and General Counsel
James L. Starr..........................................   225,000     40,000         12,500(1)
  Executive Vice President and Chief Financial Officer
John E. Chubb...........................................   225,000     40,000             --
  Executive Vice President and Chief Education Officer

---------------
(1) Represents payment made pursuant to a relocation arrangement.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth each grant of stock options during the year ended June 30, 1999 to the named executive officers. We amended during fiscal 1999 options previously granted to some of these executives, and these options are not reflected in this table. For more information on these amendments, see "Related Party Transactions -- Option Amendments."

                                                                                           POTENTIAL REALIZABLE
                                                   INDIVIDUAL GRANTS                         VALUE AT ASSUMED
                               ---------------------------------------------------------      ANNUAL RATES OF
                               NUMBER OF    PERCENT OF TOTAL                                    STOCK PRICE
                               SECURITIES       OPTIONS                                        APPRECIATION
                               UNDERLYING       GRANTED          EXERCISE                   FOR OPTION TERM(3)
                                OPTIONS       TO EMPLOYEES        PRICE       EXPIRATION   ---------------------
                               GRANTED(1)    IN FISCAL YEAR    PER SHARE(2)      DATE         5%          10%
                               ----------   ----------------   ------------   ----------   ---------   ---------
H. Christopher Whittle.......        --             --               --              --          --          --
Benno C. Schmidt.............        --             --               --              --          --          --
Christopher D. Cerf(4).......
James L. Starr(5)............
John E. Chubb................        --             --               --              --          --          --

---------------
(1) Of the securities indicated as underlying options granted, 90% were shares of class A common stock and 10% were shares of class B common stock.

(2) These options were granted with an exercise price equal to the fair market value of our common stock on the date of grant as determined by our board of directors.

(3) The 5% and 10% assumed annual rates of compound stock price appreciation are prescribed by the rules and regulations of the Securities and Exchange Commission and do not represent our estimate or projection of the future trading prices of our class A common stock. There can be no assurance that the actual stock price appreciation over the ten-year option term will be at the assumed 5% and 10% levels or at any other defined level. Actual gains, if any, on stock option exercises are dependent on numerous factors, including our future performance, overall market conditions and the option holder's continued employment with us throughout the entire vesting period and the option term, which factors are not reflected in this table. The potential realizable value is calculated by multiplying the fair market value per share of the class A common stock on the date of grant as determined by the board of directors, which is equal to the exercise price per share, by the stated annual appreciation rate compounded annually for the option term, subtracting the exercise price per share from the product, and multiplying the remainder by the number of shares underlying the option granted.

(4) This option vests over ten years, subject to acceleration.

(5) This option is fully vested.

FISCAL YEAR-END OPTION VALUES

     The table below sets forth information for each of the named executive officers with respect to the value of options outstanding as of June 30, 1999:

                         FISCAL YEAR-END OPTION VALUES

                                              NUMBER OF SECURITIES             VALUE OF UNEXERCISED
                                             UNDERLYING UNEXERCISED            IN-THE-MONEY OPTIONS
                                          OPTIONS AT FISCAL YEAR-END(1)         AT FISCAL YEAR-END
                                          -----------------------------    ----------------------------
NAME                                      EXERCISABLE     UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
----                                      -----------     -------------    -----------    -------------
H. Christopher Whittle(2)...............
Benno C. Schmidt, Jr. ..................
Christopher D. Cerf.....................
James L. Starr..........................
John E. Chubb...........................

---------------
(1) Of the shares indicated as being exercisable under these options, 90% were class A common stock and 10% were class B common stock.
(2) Includes options held by WSI Inc., a corporation of which Mr. Whittle is the President and sole stockholder.

     There was no public trading market for our common stock as of June 30, 1999. Accordingly, as permitted by the rules of the Securities and Exchange Commission, the value of unexercised in-the-money options at fiscal year-end has been calculated on the basis of the fair market value of our common stock as of
June 30, 1999 of $    per share, as determined by the Board of Directors, less
the aggregate exercise price.

EMPLOYMENT AGREEMENTS

     Edison and H. Christopher Whittle entered into an agreement in March 1997, which was later amended in December 1997 and July 1999, in which we agreed to employ Mr. Whittle until July 2004, with an annual base salary of $276,000 and subject to annual increases of 8% or more for successful achievement of our fiscal year business plan. Mr. Whittle's salary for fiscal 1999 was $296,636. Under this agreement, beginning in fiscal year 1998, Mr. Whittle became eligible to receive an annual bonus of up to 50% of his current base salary. We also agreed to maintain long-term disability insurance and term life insurance in the amount of $800,000 for Mr. Whittle's benefit. If we terminate Mr. Whittle's employment without cause or if Mr. Whittle terminates his employment for "good reason," all of Mr. Whittle's unvested options will vest and Mr. Whittle will receive as severance pay his then current base salary for two years following the effective date of his termination and also the bonus he earned from the prior fiscal year. If we terminate Mr. Whittle for cause, he is entitled to receive his base salary only through the effective date of termination. If Mr. Whittle terminates the relationship without "good reason," he is entitled to receive his then current base salary for twelve months following the effective date of his termination less any amount he earns as a result of new employment. Under this agreement, "good reason" is defined as Mr. Whittle's assignment to materially less significant duties, our failure to reappoint Mr. Whittle to his then current position or our failure to perform our material obligations under this agreement. Mr. Whittle has agreed not to compete against us during the term of his employment and for one year thereafter.

     Edison and Benno C. Schmidt, Jr. entered into an agreement in March 1997, which was later amended in December 1997, in which we agreed to employ Mr. Schmidt until June 2000, with an annual base salary of $255,000 and subject to annual increases of 8% or more for successful achievement of our fiscal year business plan. Mr. Schmidt's salary for fiscal 1999 was $296,636. In fiscal 1997, Mr. Schmidt was eligible to receive an annual bonus of up to one-third of his base salary and, beginning in fiscal 1998, Mr. Schmidt became eligible to receive an annual bonus of up to 50% of his current base salary. We also agreed to maintain term life insurance in the amount of $5.0 million for Mr. Schmidt's benefit. Mr. Schmidt's termination provisions in this agreement are the same as Mr. Whittle's described above, except we have also agreed to pay Mr. Schmidt a lump sum of $2.5 million if he is terminated for any reason except death, though this amount may be used to offset any outstanding balance on two loans we have made to Mr. Schmidt. We also agreed to purchase from Mr. Schmidt the minimum amount of Edison stock necessary to provide Mr. Schmidt with enough money to pay the taxes associated with the lump sum payment. We will be unable to claim a deduction for a portion of this lump sum if we pay the lump sum to Mr. Schmidt in connection with the termination of his employment due to a change in control of Edison. For more information on our loans to Mr. Schmidt, see "Related Party Transactions -- Loans to Executive." Mr. Schmidt has agreed not to compete against us during the term of his employment and for one year thereafter.

     Edison and Christopher D. Cerf entered into an agreement in June 1997, which was amended in July 1999, in which we agreed to employ Mr. Cerf until June 2000, with an annual base salary of $240,000. The agreement is annually renewable for successive one-year terms. Mr. Cerf is entitled to a bonus of up to 50% of his base salary based on our achievement of specified academic and financial performance goals. Mr. Cerf will receive a relocation assistance payment of up to $50,000 if he is required to relocate to New York City. Edison also agreed to maintain long-term disability insurance and term life insurance in the amount of $800,000 for Mr. Cerf's benefit. If Mr. Cerf is terminated without cause, he is entitled to receive his base salary for twelve months following the effective date of his termination less any amount he earns during the last six months of this period as a result of new employment. If Mr. Cerf is terminated for cause, he is entitled to receive his base salary only through the effective date of termination. Mr. Cerf has agreed not to compete against us during his term of employment and for one year thereafter.

     Edison and James L. Starr entered into an agreement in April 1998, in which we agreed to employ Mr. Starr until April 2001 at an annual base salary of $225,000. The agreement automatically renews for successive one-year terms. Mr. Starr is eligible to receive a bonus of up to 33% of his base salary each fiscal year based upon the reasonable achievement of annual objectives, as well as an additional $12,500 bonus on each of the first four anniversaries of his employment. Mr. Starr received relocation expense reimbursement upon his relocation to the New York City area. We also agreed to maintain long-term disability insurance and term life insurance in the amount of $300,000 for Mr. Starr's benefit. If Mr. Starr is terminated without cause, he is entitled to receive his base salary for six months following the effective date of his termination. If Mr. Starr is terminated for cause, he is entitled to receive his base salary only through the effective date of his termination. Mr. Starr has agreed not to compete against us during the term of his employment and for one year thereafter.

     Edison and John E. Chubb entered into an agreement in March 1995, in which we agreed to employ Mr. Chubb with an annual base salary of $200,000. Mr. Chubb's salary for fiscal 1999 was $222,165. This agreement also provided for a one-time cash transition payment of $110,000 to Mr. Chubb. If Mr. Chubb is terminated without cause, he is entitled to receive as severance pay his base salary for six months following the effective date of his termination less any amount he earns as a result of new employment. If Mr. Chubb is terminated for cause, he is entitled to receive his base salary only through the effective date of termination. Mr. Chubb has agreed not to compete against us during his term of employment and for one year thereafter.

BENEFIT PLANS

  1998 SITE OPTION PLAN

     Our 1998 Site Option Plan provided for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986 and nonstatutory stock options. Options under this plan could be granted to all persons who were performing services at an Edison school and were considered our
employees. As of June 30, 1999, options to purchase                shares of
class A common stock and             shares of class B common stock were
outstanding under this plan. Following this offering, the Board of Directors has provided that no additional grants or awards will be made under this plan.

  1999 STOCK OPTION PLAN

     Our 1999 Stock Option Plan provided for the grant of incentive stock options and nonstatutory stock options. Options under this plan could be granted to all of our employees except senior executives. As of June 30, 1999, options
to purchase             shares of class A common stock and             shares of
class B common stock were outstanding under this plan. Following this offering, the Board of Directors has provided that no additional grants or awards will be made under this plan.

  1999 KEY STOCK INCENTIVE PLAN

     Our 1999 Key Stock Incentive Plan provided for the grant of a variety of stock-based awards to our senior executives, officers and directors, though only incentive stock options and nonstatutory stock options were granted under this
plan. As of June 30, 1999, options to purchase                shares of class A
common stock and             shares of class B common stock were outstanding
under this plan. Following this offering, the Board of Directors has provided that no additional grants or awards will be made under this plan.

  1999 STOCK INCENTIVE PLAN

     Our 1999 Stock Incentive Plan was adopted in August 1999. Under this plan, a variety of stock-based awards may be granted to our officers, employees, directors, consultants and advisors, as well as those of our subsidiaries. Principals and teachers are also eligible to participate in this plan. The Board of Directors has authorized the Compensation Committee to administer this plan. While we currently anticipate that most grants under this plan will consist of incentive stock options or nonstatutory stock options, we could also grant other stock-based awards, including stock appreciation rights, which represent the right to receive any excess in value of the shares of class A common stock over the exercise price; restricted stock awards, which entitle recipients to acquire shares of class A common stock, subject to our right to repurchase all or part of such shares at their purchase price in the event that the conditions specified in the award are not satisfied; or unrestricted stock awards, which represent grants of shares to participants free of any restrictions under this plan. Options or other awards that are granted under this plan but expire
unexercised are available for future grants. We can issue up to           shares
of class A common stock under this plan. We are not authorized to issue class B common stock under this plan. No options or other awards have been granted under this plan.

  401(k) PLAN

     We have an employee savings and retirement plan qualified under Section 401 of the Internal Revenue Code and covering all of our employees. Pursuant to the 401(k) plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and have the amount of such reduction contributed to the 401(k) plan. We may make matching or additional contributions to the 401(k) plan in our discretion. Participants become fully vested in our matching contribution after one year. We contributed to the 401(k) plan approximately $9,000 in fiscal 1996, $19,000 in fiscal 1997 and $29,000 in fiscal 1998.

                           RELATED PARTY TRANSACTIONS

LOANS TO EXECUTIVE

     Mr. Schmidt borrowed $1.6 million from us on June 5, 1992 and $200,000 from us on January 23, 1996, as evidenced by promissory notes. The promissory notes, as amended in March 1997, bear interest at an annual compound rate of 5.83%. The loans are secured by a life insurance policy on Mr. Schmidt. All principal and accrued interest payable under the notes is due on the earlier of February 15, 2000 or the termination of Mr. Schmidt's employment with us. The loans do not require periodic interest or principal payments, and Mr. Schmidt has not made any payments of interest or principal to date. The balance of principal and interest outstanding under these loans was $2.1 million and $300,000, respectively, as of March 31, 1999. Mr. Schmidt is our Chairman of the Board of Directors. Prior to the March 1997 amendment, we forgave accrued interest of $100,000 annually on the loans beginning on July 1, 1995 and ending on the date of the amendment.

MANAGEMENT AGREEMENT WITH WSI INC.

     On March 15, 1995, we entered into a five-year management agreement with WSI Inc., one of our stockholders, to provide us with professional services, including those of Mr. Whittle, and cover all related expenses for a fixed annual fee of $275,000, paid monthly. In November 1996, a lump sum payment of $500,000 was made to WSI in lieu of all further fixed fee payments. The agreement was amended March 1, 1997 to provide only for the payment of fees and expenses specifically approved by our Board of Directors. Under this agreement, we paid WSI $141,400 in fiscal 1996, $867,619 in fiscal 1997 and $65,123 in fiscal 1998. Pursuant to this agreement, WSI was also granted options to purchase 850,000 shares of series A common stock at an exercise price of $10.00 per share and 1,000,000 shares of series A common stock at an exercise price of $20.00 per share. See "-- Option Amendments" below for a discussion of subsequent amendments to these options. Mr. Whittle, our President and Chief Executive Officer and one of our directors, is also the President and sole stockholder of WSI.

OPTION AMENDMENTS

     In June 1999, we amended all of our then-existing employee stock options to, among other things, (1) extend the exercise period through the tenth anniversary of the date of grant, (2) eliminate provisions prohibiting transfers of the shares purchased upon exercise and (3) eliminate provisions requiring exercise only in full and only on the first day of our fiscal year. Among the options amended were the following options held by our executives:

                                                OPTION      OPTION PRICE     SERIES A COMMON
                    NAME                      GRANT DATE     PER SHARE      STOCK PURCHASABLE
                    ----                      ----------    ------------    -----------------
H. Christopher Whittle......................     3-1-97        $1.50              600,000
                                               12-15-97         1.50              850,000
Benno C. Schmidt, Jr. ......................    3-15-95         1.25            1,237,110
                                               12-15-97         1.50              250,000
Christopher D. Cerf.........................    6-15-97         1.50              325,000
James L. Starr..............................    4-20-98         4.00              275,000
John E. Chubb...............................    3-15-95         1.25              360,820
Laura K. Eshbaugh...........................    5-15-98         1.25               70,000
                                                5-15-98         4.00              200,000
Michael Finnerty............................    3-15-95         1.25              412,370
Deborah M. McGriff..........................    3-15-95         1.25               82,530
                                                 5-5-98         4.00              118,000
Manuel Rivera...............................    3-15-95         1.25              154,640
                                               12-15-97         1.50              145,360
Cheryl H. Wilhoyte..........................    5-15-98         3.98              125,000

     With respect to the options of Mr. Whittle and Mr. Cerf shown above, we also amended the options to provide that they were immediately fully vested. Prior to this action, (1) Mr. Whittle's March 1997 option was vested as to 77% of the shares, (2) Mr. Whittle's December 1997 option vested upon its tenth anniversary, subject to acceleration upon an initial public offering at a price of at least $8.00 per share and (3) Mr. Cerf's option was vested as to 71% of the shares.

     In July 1999, we amended the options held by Mr. Whittle and WSI to, depending upon the option, (1) extend the exercise period through the tenth anniversary of the date of grant and (2) modify the vesting provisions. The following table summarizes these amendments:

              SERIES A
               COMMON                                             VESTING
  OPTION        STOCK       EXERCISE    ------------------------------------------------------------
GRANT DATE   PURCHASABLE     PRICE                CURRENT                         AMENDED
----------   -----------    --------    ----------------------------    ----------------------------
  3-95          850,000      $10.00     100%                            100%
  3-95        1,000,000       20.00     90%                             90%
 12-97        1,500,000        8.00     10 years, subject to            10 years, subject to
                                        acceleration if shares trade    acceleration upon IPO or
                                        at $16                          change in control
 12-97        2,500,000       16.00     10 years, subject to            10 years, subject to
                                        acceleration if shares trade    acceleration if shares trade
                                        at $32                          at $25
 12-97        2,800,000       28.00     10 years, subject to            10 years, subject to
                                        acceleration if shares trade    acceleration if shares trade
                                        at $45                          at $35

In addition, the options which were not fully vested were amended to provide that vesting accelerates fully, if our common stock is then trading at specified levels, upon termination of Mr. Whittle's employment by Edison without cause or by him with good reason, upon his death or disability or upon a change in control of Edison.

     In addition, we agreed with Mr. Whittle to lend him the total amount required to purchase the shares upon exercise of his March 1997 option to purchase 600,000 shares at $1.50 per share and his December 1997 option to purchase 850,000 shares at $1.50 per share and to pay any related income tax obligations. We currently estimate the aggregate loan obligation would be approximately $5.6 million. These loans would bear interest at the prime rate in effect from time to time and would become due in full on the fifth anniversary of the loans.

     Upon completion of this offering, each option to purchase series A common
stock will convert into an option to purchase           shares of class A common
stock and           shares of class B common stock.

ASSUMPTION OF PUT OBLIGATION OF EXECUTIVE

     In May 1994, in connection with a financing transaction by Edison, Mr. Whittle personally agreed to purchase from a third party on May 31, 2004, at the election of the third party, a partnership interest in WPA Investment L.P., one of our stockholders. The partnership interest currently represents an indirect
interest in approximately           shares of class A common stock and
          shares of class B common stock and the agreed-upon purchase price is $11.4 million. In July 1999, our board of directors approved in concept our assumption of this contingent obligation on Mr. Whittle's behalf.

INVESTMENT IN APEX ONLINE LEARNING INC.

     In July 1999, we invested $5.0 million in APEX Online Learning Inc. We are obligated to invest up to an additional $5.0 million in APEX in the future, if a third party invests in APEX. Vulcan Ventures Incorporated, one of our stockholders, is the controlling stockholder of APEX. Mr. Kolde, one of our directors, serves as Vice President of Vulcan Ventures Incorporated as well as Chairman of the Board of Directors of APEX. For more information on our investment in APEX Online Learning Inc., see "Risk

Factors -- We must recognize a portion of any losses of APEX Online Learning Inc." and "Business -- Relationship with APEX Online Learning Inc."

STOCK PURCHASES BY AFFILIATES AND RELATED MATTERS

     JULY 1996 FINANCING. In July 1996, DLJ Capital Corporation, Sprout Capital VI, L.P., Sprout Capital VII, L.P. and Sprout CEO Fund, L.P., through a holding company, made a $7.0 million capital contribution to Edison. In addition, WEG L.P. made a $2,725,000 capital contribution to Edison and WEG II L.P. made a $3,833,000 capital contribution to Edison. Mr. Whittle, our President, Chief Executive Officer and a director, is the President and sole stockholder of WSI Inc., which is the general partner of WEG L.P. and WEG II L.P. Mr. Finzi and Ms. Hickey, our directors, are also general partners of the Sprout Group. The Sprout Group is a division of DLJ Capital Corporation, which is a wholly owned subsidiary of Donaldson, Lufkin & Jenrette Inc. Sprout Capital VI, L.P., Sprout Capital VII, L.P., and Sprout CEO Fund, L.P. are affiliated with the Sprout Group.

     CONVERSION FROM PARTNERSHIP TO CORPORATE FORM. In November 1996, we converted our business from a partnership to a corporation. In connection with this transaction, we issued shares of series A common stock and series A convertible preferred stock in exchange for partnership interests. Upon completion of this offering, each share of series A common stock and series A
convertible preferred stock will convert into           shares of class A common
stock and        shares of class B common stock.

     Shares issued to affiliates upon conversion of partnership interests in November 1996:

                                                        NUMBER OF         NUMBER OF SHARES OF
                                                    SHARES OF SERIES A    SERIES A CONVERTIBLE
NAME OF INVESTOR                                       COMMON STOCK         PREFERRED STOCK
----------------                                    ------------------    --------------------
WSI Inc. .........................................        814,177              2,770,822
WPA Investment L.P................................        738,096              2,511,903
WEG L.P. .........................................      1,110,605              3,779,629
WEG II L.P. ......................................        666,459              2,268,103
Sprout Capital VI, L.P. ..........................        697,589              2,374,046
Sprout Capital VII, L.P. .........................      1,327,524              4,517,851
DLJ Capital Corporation...........................        110,671                376,639
Sprout CEO Fund, L.P. ............................         15,121                 51,461
Blue Rock Capital, L.P. ..........................         84,113                286,256
Benno C. Schmidt, Sr. ............................        205,944                700,873
John R. Schmidt...................................         10,839                 36,888
John W. Childs....................................        216,783                737,761

Mr. Whittle, our President, Chief Executive Officer and a director, is the President and sole stockholder of WSI Inc., which is the general partner of WPA Investment L.P. Ms. Bonker, one of our directors, is a partner with Blue Rock Capital, L.P. Benno C. Schmidt, Sr. is the father of Benno C. Schmidt, Jr., who is our Chairman of the Board of Directors, and John R. Schmidt is Benno C. Schmidt, Jr.'s brother. Mr. Childs is one of our directors.

     NOVEMBER 1996 FINANCING. In November 1996, we entered into a financing agreement with certain of our existing stockholders as well as several new investors, which provided for an equity investment in two installments, one of series A convertible preferred stock on November 18, 1996 for a purchase price of $1.50 per share and one of series C convertible exchangeable preferred stock on May 1, 1997 for a purchase price of $2.90 per share. As part of this transaction, WEG III L.P. purchased 1,010,101 shares of series B convertible exchangeable preferred stock for $1.65 per share on February 28, 1997.

     We also issued one share of series B common stock to WSI Inc. one share of series C common stock to the Sprout Group, one share of series D common stock to J.W. Childs Investments L.L.C., one share of series E common stock to Blue Rock Capital, L.P. and one share of series F common stock to Richmont Leeds Education Company LLC for $1.50 per share. The shares of series C convertible exchangeable preferred stock issued in the second installment were subject to price adjustment based on certain performance criteria, and as a result, additional shares of series C convertible exchangeable preferred were issued on December 18, 1997 for no additional consideration. Upon completion of this offering, each share of series B common stock, series C common stock, series D common stock, series E common stock, series F common stock, series A convertible preferred stock, series B convertible exchangeable preferred stock and series C
convertible exchangeable preferred stock will convert into             shares of
class A common stock and             shares of class B common stock.

     Shares sold to affiliates in the first investment installment in November 1996:

                                                              NUMBER OF SHARES OF SERIES A
NAME OF INVESTOR                                              CONVERTIBLE PREFERRED STOCK
----------------                                              ----------------------------
Blue Rock Capital, L.P......................................             666,666
Benno C. Schmidt, Sr........................................             333,333
J.W. Childs Investments L.L.C...............................           4,000,000
Richmont Leeds Education Company LLC........................           1,666,666

Mr. Childs, one of our directors, is the managing member of J.W. Childs Investments L.L.C. Mr. Whittle, our President, Chief Executive Officer and a director, and Mr. Leeds, one of our directors, share control Richmont Leeds Education Company LLC.

     Shares sold to affiliates in the second investment installment in May 1997:

                                                                NUMBER OF SHARES OF
                                                                      SERIES C
                                                              CONVERTIBLE EXCHANGEABLE
NAME OF INVESTOR                                                  PREFERRED STOCK
----------------                                              ------------------------
WEG III L.P.................................................           919,540
Benno C. Schmidt, Sr........................................           172,413
J.W. Childs Investments L.L.C...............................         2,068,965
Richmont Leeds Education Company LLC........................           793,103

Mr. Whittle, our President, Chief Executive Officer and a director, is the President and sole stockholder of WSI Inc., the general partner of WEG III L.P.

     Shares issued to affiliates upon the price adjustment in December 1997:

                                                                NUMBER OF SHARES OF
                                                                      SERIES C
                                                              CONVERTIBLE EXCHANGEABLE
NAME OF INVESTOR                                                  PREFERRED STOCK
----------------                                              ------------------------
WEG III L.P.................................................           186,960
Benno C. Schmidt, Jr........................................            35,055
J.W. Childs Investments L.L.C...............................           420,661
Richmont Leeds Education Company LLC........................           175,276

     DECEMBER 1997 FINANCING. In December 1997, August 1998 and December 1998, we issued units at a price of $3.98 per unit to certain of our existing stockholders and several new investors. Each unit consisted of one share of series D convertible preferred stock, a promissory note in the principal amount of $.114, two options each to purchase 0.019191 share of series A common stock (known as the WSI A option and Tranche 1 option) and one option to purchase
0.028786 share of series A common stock (known as the Tranche 2 option). We also issued one share of series G common stock to J.P. Morgan Investment Corporation and one share of series H common stock to Investor Investments AB for $3.98 per share. Upon completion of this offering, each share of series D convertible preferred stock, series G common stock and series H common stock will convert
into        shares of class A common stock and             shares of class B
common stock, and each option to purchase series A common stock will convert
into an option to purchase       shares of class A common stock and
shares of class B common stock.

     Shares sold to affiliates in the first investment installment in December 1997:

                                       NUMBER OF       WSI A       TRANCHE 1     TRANCHE 2
                                        SHARES       OPTIONS TO    OPTIONS TO    OPTIONS TO
                                      OF SERIES D     PURCHASE      PURCHASE      PURCHASE     PRINCIPAL
                                      CONVERTIBLE     SERIES A      SERIES A      SERIES A     AMOUNT OF
                                       PREFERRED       COMMON        COMMON        COMMON      PROMISSORY
NAME OF INVESTOR                         STOCK         STOCK         STOCK         STOCK         NOTES
----------------                      -----------    ----------    ----------    ----------    ----------
WEG III L.P.........................     150,753        2,893         2,893         4,339       $ 17,217
WEG IV L.P..........................     903,015       17,329        17,329        25,994        103,136
J.P. Morgan Investment
  Corporation.......................   1,909,547       36,646        36,646        54,968        216,095
Sixty Wall Street SBIC Fund, LLC....     100,502        1,928         1,928         2,893         11,478
Investor Investments AB.............   2,010,050       38,574        38,574        57,861        229,573
Richmont Leeds Education Company
  LLC...............................     535,233       10,271        10,271        15,407         38,777

Mr. Whittle, our President, Chief Executive Officer and a director, is the President and sole stockholder of WSI Inc., the general partner of WEG IV L.P. Mr. Fullerton and Mr. Mathis, our directors, are officers with J.P. Morgan Capital Corporation. J.P. Morgan Investment Corporation and Sixty Wall Street SBIC Fund, L.P. are affiliated with J.P. Morgan Capital Corporation. Mr. Hillstrom, one of our directors, is an officer of Investor Investments AB.

     Shares sold to affiliates in the second investment installment in August 1998:

                                       NUMBER OF       WSI A       TRANCHE 1     TRANCHE 2
                                        SHARES       OPTIONS TO    OPTIONS TO    OPTIONS TO
                                      OF SERIES D     PURCHASE      PURCHASE      PURCHASE     PRINCIPAL
                                      CONVERTIBLE     SERIES A      SERIES A      SERIES A     AMOUNT OF
                                       PREFERRED       COMMON        COMMON        COMMON      PROMISSORY
NAME OF INVESTOR                         STOCK         STOCK         STOCK         STOCK         NOTES
----------------                      -----------    ----------    ----------    ----------    ----------
WEG III L.P. .......................     100,502        1,928         1,928         2,893       $ 11,478
WEG IV L.P. ........................     604,522       11,601        11,601        17,401         69,044
WEG V L.P. .........................      53,322        1,023         1,023         1,534          6,090
J.P. Morgan Investment
  Corporation.......................   1,494,479       28,680        28,680        43,020        170,688
Sixty Wall Street SBIC Fund, LLC....      72,895        1,399         1,399         2,098          8,325
Investor Investments AB.............   1,567,374       30,079        30,079        45,118        179,014
Richmont Leeds Company LLC..........     163,007        3,128         3,128         4,692         18,617

Mr. Whittle, our President, Chief Executive Officer and a director, is the President and sole stockholder of WSI Inc., the general partner of WEG V L.P.

     Shares sold to affiliates in the third investment installment in December 1998:

                                       NUMBER OF       WSI A       TRANCHE 1     TRANCHE 2
                                        SHARES       OPTIONS TO    OPTIONS TO    OPTIONS TO
                                      OF SERIES D     PURCHASE      PURCHASE      PURCHASE     PRINCIPAL
                                      CONVERTIBLE     SERIES A      SERIES A      SERIES A     AMOUNT OF
                                       PREFERRED       COMMON        COMMON        COMMON      PROMISSORY
NAME OF INVESTOR                         STOCK         STOCK         STOCK         STOCK         NOTES
----------------                      -----------    ----------    ----------    ----------    ----------
WEG V L.P. .........................     700,446       13,442        13,442        20,163       $ 80,000
J.P. Morgan Investment
  Corporation.......................   1,380,371       26,490        26,490        39,735        157,656
Sixty Wall Street SBIC Fund, LLC....      67,330        1,292         1,292         1,938          7,689
Investor Investments AB.............   1,447,701       27,782        27,782        41,673        165,346
Richmont Leeds Company LLC..........     150,561        2,889         2,889         4,334         17,196

     JUNE 1999 FINANCING. In June 1999 and July 1999, we issued shares of series F convertible preferred stock to certain of our existing stockholders and several new investors at a price of $6.15 per share. In the same transaction, we issued 800,000 shares of non-voting series G convertible preferred stock to UBS Capital XV LLC and one share of series I common stock to Vulcan Ventures Incorporated at a price of $6.15 per share. Upon completion of this offering, each share of series F convertible preferred stock, non-
voting series G convertible preferred stock and series I common stock will
convert into        shares of class A common stock and        shares of class B
common stock.

     Shares sold to affiliates in the first investment installment in June 1999:

                                                              NUMBER OF SHARES
                                                                OF SERIES F
NAME OF INVESTOR                                              PREFERRED STOCK
----------------                                              ----------------
J.P. Morgan Investment Corporation..........................           395,280
Sixty Wall Street SBIC Fund, L.P. ..........................            98,820
Investor Investments AB.....................................           494,100
WEG VII L.P. ...............................................           441,069
UBS Capital XV LLC..........................................         1,773,098
WEG VI L.P. ................................................           446,011
Leeds II L.P. ..............................................           227,111

     Mr. Whittle, our President, Chief Executive Officer and a director, is the President and sole stockholder of WSI Inc., the general partner of WEG VI L.P. and WEG VII L.P. Mr. Delaney, one of our directors, is President of UBS Capital LLC, which is the managing member of UBS Capital XV LLC. Mr. Whittle, our President, Chief Executive Officer and a director, and Mr. Leeds, one of our directors, share control of Leeds II L.P.

     Shares sold to affiliates in the second investment installment in July
1999:

                                                              NUMBER OF SHARES
                                                                OF SERIES F
NAME OF INVESTOR                                              PREFERRED STOCK
----------------                                              ----------------
WEG V L.P. .................................................       149,304
WEG VII L.P. ...............................................        75,714
Leeds III L.P. .............................................       310,457
J.P. Morgan Investment Corporation..........................       244,419
Sixty Wall Street SBIC Fund, L.P. ..........................       114,413
Investor Investments AB.....................................       358,832
Vulcan Ventures Incorporated................................     4,878,048

     Mr. Kolde, one of our directors, is Vice President of Vulcan Ventures Incorporated. Mr. Whittle, our President, Chief Executive Officer and a director, is the President and sole stockholder of WSI Inc., the general partner of WEG VII L.P. Mr. Whittle and Mr. Leeds, one of our directors, share control of Leeds III L.P.

     In connection with the above transactions relating to purchases of various classes of our equity securities, on July 2, 1999, we entered into a Third Amended and Restated Shareholders Agreement with our existing stockholders. The Shareholders Agreement provides for registration rights for our existing stockholders that will continue following the completion of this offering. The Shareholders Agreement also generally permits the existing stockholders to have their shares of common stock included in any proposed sale by any other existing stockholder, if the proposed sale involves more than 5% of the aggregate number of shares of common stock held by all existing stockholders. This right to participate in certain sales terminates two years after the completion of the offering. For more information on these registration rights, see "Shares Eligible for Future Sale -- Registration Rights."

POLICY ON FUTURE TRANSACTIONS

     The Board of Directors has adopted a policy that all future transactions, including loans between us and our officers, directors, principal stockholders and their affiliates will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested outside member directors of the Board of Directors, and will continue to be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information regarding beneficial ownership of our common stock as of July 15, 1999 by:

     - each person who owns beneficially more than 5% of the outstanding shares of our common stock;

     - each director and each executive officer named in the Summary Compensation Table; and

     - all of our directors and executive officers as a group.

     Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law.

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The number of shares beneficially owned by a person includes shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of July 15, 1999. The shares issuable pursuant to these options are deemed outstanding for computing the percentage ownership of the person holding these options but are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

                                                                      PERCENTAGE OF SHARES    PERCENTAGE OF SHARES
                                                                       BENEFICIALLY OWNED      BENEFICIALLY OWNED
                                          SHARES BENEFICIALLY OWNED   PRIOR TO THE OFFERING    AFTER THE OFFERING
                                          -------------------------   ---------------------   ---------------------
NAME AND ADDRESS OF BENEFICIAL OWNER(1)    A SHARES      B SHARES     A SHARES    B SHARES    A SHARES    B SHARES
---------------------------------------   -----------   -----------   ---------   ---------   ---------   ---------
Entities associated with the Sprout
  Group(2)..............................
  277 Park Avenue, New York, NY 10172
Investor Investments AB(3)..............
  320 Park Avenue, New York, NY 10022
J.P. Morgan Investment Corporation(4)...
  60 Wall Street, New York, NY 10260
J.W. Childs Investments, L.L.C. ........
  1 Federal Street, Boston, MA 02110
D2F2 Foundation(5)......................
  268 Bush Street, PMB No. 4209,
  San Francisco, CA 94104
Richmont Leeds Education Company,
  LLC(6)................................
  660 Madison Avenue, New York, NY
  10021
WSI Inc.(7).............................
  800 South Gay St., Knoxville, TN 37929
UBS Capital XV L.L.C. ..................
  299 Park Avenue, New York, NY 10710
Vulcan Ventures Incorporated............
  110 110th Avenue N.E.
  Bellevue, WA 98004
Benno C. Schmidt, Jr.(8)................
H. Christopher Whittle(9)...............
John E. Chubb(10).......................
Christopher D. Cerf(11).................
James L. Starr(12)......................
Laura Eshbaugh(13)......................
Virginia G. Bonker(14)..................
John W. Childs(15)......................
Charles J. Delaney(16)..................
Robert Finzi(17)........................
John B. Fullerton(18)...................
Janet A. Hickey(19).....................
                                                                                  (continued on the following page)

                                                                      PERCENTAGE OF SHARES    PERCENTAGE OF SHARES
                                                                       BENEFICIALLY OWNED      BENEFICIALLY OWNED
                                          SHARES BENEFICIALLY OWNED   PRIOR TO THE OFFERING    AFTER THE OFFERING
                                          -------------------------   ---------------------   ---------------------
NAME AND ADDRESS OF BENEFICIAL OWNER(1)    A SHARES      B SHARES     A SHARES    B SHARES    A SHARES    B SHARES
---------------------------------------   -----------   -----------   ---------   ---------   ---------   ---------
Klas Hillstrom(20)......................
Bert E. Kolde(21).......................
Jeffrey T. Leeds(22)....................
Brian P. Mathis(23).....................
All executive officers and directors as
  a group (20 persons)(24)..............

---------------
  *  Less than 1%.
 (1) Except as set forth herein, the business address of the named beneficial owner is c/o Edison Schools Inc., 521 Fifth Avenue, 15th Floor, New York, New York 10175.
 (2) Consists of        shares of class A common stock and        shares of
     class B common stock held of record by DLJ Capital Corporation,
     shares of class A common stock and           shares of class B common stock
     held of record by Sprout Capital VI, L.P.,           shares of class A
     common stock and           shares of class B common stock held of record by
     Sprout Capital VII, L.P. and        shares of class A common stock and
               shares of class B common stock held of record by Sprout CEO Fund,
     L.P. Of these shares,           shares of class A common stock and
               shares of class B common stock are subject to a voting trust agreement and are held and voted by an independent third party,
                 , as voting trustee.
 (3) Includes        shares of class A common stock and           shares of
     class B common stock issuable upon exercise of options that will be exercisable within 60 days of July 15, 1999.
 (4) Includes        shares of class A common stock and           shares of
     class B common stock held of record by Sixty Wall Street SBIC Fund, L.P.,
            shares of class A common stock and           shares of class B
     common stock issuable upon exercise of an option that will be exercisable
     within 60 days of July 15, 1999 and      shares of class A common stock and
               shares of class B common stock issuable upon exercise of options held of record by Sixty Wall Street, SBIC Fund, L.P. that will be exercisable within 60 days of July 15, 1999. Does not include
               shares of class A common stock and           shares of class B
     common stock pledged to Morgan Guaranty Trust Company of New York, a of J.P. Morgan Investment Corporation, by WSI Inc. See
     Footnote 9.
 (5) Consists of           shares of class A common stock and           shares
     of class B common stock issuable upon exercise of a warrant within 60 days of July 15, 1999.
 (6) Includes        shares of class A common stock and           shares of
     class B common stock held of record by Leeds II L.P.,        shares of
     class A common stock and        shares of class B common stock held of
     record by Leeds III L.P. and        shares of class A common stock and
               shares of class B common stock issuable upon exercise of an option that will be exercisable within 60 days of July 15, 1999.
 (7) Includes           shares of class A common stock and           shares of
     class B common stock held of record by WPA Investment L.P.,
     shares of class A common stock and           shares of class B common stock
     held of record by WEG L.P.,           shares of class A common stock and
               shares of class B common stock held of record by WEG II L.P.,
               shares of class A common stock and           shares of class B
     common stock held of record by WEG III L.P.,        shares of class A
     common stock and           shares of class B common stock held of record by
     WEG IV L.P.,           shares of class A common stock and           shares
     of class B common stock held of record by WEG V L.P.,        shares of
     class A common stock and           shares of class B common stock held of
     record by WEG VI L.P.,        shares of class A common stock and
     shares of class B common stock held of record by WEG VII L.P.,
     shares of class A common stock and           shares of class B common stock
     held of record by Richmont Leeds Education Company LLC,           shares of
     class A common stock and           shares of class B common stock held of
     record by Leeds II L.P.,
     shares of class A common stock and           shares of class B common stock
     held of record by Leeds III L.P.,           shares of class A common stock
     and           shares of class B common stock issuable upon exercise of
     options that will be exercisable within 60 days of July 15, 1999,
     shares of class A common stock and           shares of class B common stock
     issuable upon exercise of options held of record by WEG III L.P. that will
     be exercisable within 60 days of July 15, 1999,      shares of class A
     common stock and           shares of class B common stock issuable upon
     exercise of options held of record by WEG IV L.P. that will be exercisable
     within 60 days of July 15, 1999,      shares of class A common stock and
               shares of class B common stock issuable upon exercise of options held of record by WEG V L.P. that will be exercisable within 60 days of
     July 15, 1999 and           shares of class A common stock and
     shares of class B common stock issuable upon exercise of options held of record by Richmont Leeds Education Company LLC that will be exercisable within 60 days of July 15, 1999.
 (8) Includes        shares of class A common stock and           shares of
     class B common stock held of record by Christina W. Schmidt. Mr. Schmidt disclaims beneficial ownership of all such shares of common stock. Also
     includes           shares of class A common stock and           shares of
     class B common stock issuable upon exercise of options that will be
     exercisable within 60 days of July 15, 1999. Does not include        shares
     of class A common stock and           shares of class B common stock held
     of record by Elizabeth H. Schmidt,        shares of class A common stock
     and           shares of class B common stock held of record by Benno C.
     Schmidt, III,        shares of class A common stock and           shares of
     class B common stock held of record by John R. W. Schmidt,        shares of
     class A common stock and           shares of class B common stock held of
     record by Asher J. Liftin,        shares of class A common stock and
               shares of class B common stock held of record by Anne B.
     McMillen,
     shares of class A common stock and           shares of class B common stock
     held of record by Tess Lusher,      shares of class A common stock and
               shares of class B common stock held of record by Harold S.H.
     Edgar and      shares of class A common stock and           shares of class
     B common stock held of record by Alexandra L. McMillen.
 (9) Consists of           shares of class A common stock and           shares
     of class B common stock held of record by WSI Inc.,           shares of
     class A common stock and           shares of class B common stock held of
     record by WPA Investment L.P.,           shares of class A common stock and
               shares of class B common stock held of record by WEG L.P.,
               shares of class A common stock and           shares of class B
     common stock held of record by WEG II L.P.,           shares of class A
     common stock and           shares of class B common stock held of record by
     WEG III L.P.,           shares of class A common stock and           shares
     of class B common stock held of record by WEG IV L.P.,           shares of
     class A common stock and           shares of class B common stock held of
     record by WEG V L.P.,           shares of class A common stock and
               shares of class B common stock held of record by WEG VI L.P.,
               shares of class A common stock and           shares of class B
     common stock held of record by WEG VII L.P.,           shares of class A
     common stock and           shares of class B common stock held of record by
     Richmont Leeds Education Company LLC,           shares of class A common
     stock and           shares of class B common stock held of record by Leeds
     II L.P.,           shares of class A common stock and           shares of
     class B common stock held of record by Leeds III L.P.,           shares of
     class A common stock and           shares of class B common stock issuable
     upon exercise of options that will be exercisable within 60 days of July
     15, 1999,           shares of class A common stock and           shares of
     class B common stock issuable upon exercise of options held of record by WEG III L.P. that will be exercisable within 60 days of July 15, 1999,
               shares of class A common stock and           shares of class B
     common stock issuable upon exercise of options held of record by WEG IV L.P. that will be exercisable within 60 days of July 15, 1999,
     shares of class A common stock and           shares of class B common stock
     issuable upon exercise of options held of record by WEG V L.P. that will be
     exercisable within 60 days of July 15, 1999 and           shares of class A
     common stock and           shares of class B common stock issuable upon
     exercise of options held of record by Richmont Leeds Education Company LLC that will be exercisable within

     60 days of July 15, 1999. WSI Inc has pledged                of its shares
     of class A common stock and           shares of class B common stock to
     Morgan Guaranty Company of New York to secure personal obligations of Mr. Whittle.
(10) Consists of           shares of class A common stock and           shares
     of class B common stock issuable upon exercise of options that will be exercisable within 60 days of July 15, 1999.
(11) Consists of           shares of class A common stock and           shares
     of class B common stock issuable upon exercise of options that will be exercisable within 60 days of July 15, 1999.
(12) Consists of           shares of class A common stock and           shares
     of class B common stock issuable upon exercise of options that will be exercisable within 60 days of July 15, 1999.
(13) Consists of           shares of class A common stock and           shares
     of class B common stock issuable upon exercise of options that will be exercisable within 60 days of July 15, 1999.
(14) Consists           shares of class A common stock and           shares of
     class B common stock held of record by Blue Rock Capital, L.P.
(15) Includes           shares of class A common stock and           shares of
     class B common stock held of record by J.W. Childs Investments, L.L.C.
(16) Consists of           shares of class A common stock and           shares
     of class B common stock held of record by UBS Capital XV L.L.C.
(17) Consists of        shares of class A common stock and           shares of
     class B common stock held of record by DLJ Capital Corporation,
     shares of class A common stock and           shares of class B common stock
     held of record by Sprout Capital VI, L.P.,           shares of class A
     common stock and           shares of class B common stock held of record by
     Sprout Capital VII, L.P. and           shares of class A common stock and
               shares of class B common stock held of record by Sprout CEO Fund, L.P.
(18) Consists of           shares of class A common stock and           shares
     of class B common stock held of record by J.P. Morgan Investment
     Corporation,           shares of class A common stock and           shares
     of class B common stock held of record by Sixty Wall Street SBIC Fund,
     L.P.,           shares of class A common stock and           shares of
     class B common stock issuable upon exercise of options held of record by J.P. Morgan Investment Corporation that will be exercisable within 60 days
     of July 15, 1999 and           shares of class A common stock and
               shares of class B common stock issuable upon exercise of options held of record by Sixty Wall Street SBIC Fund, L.P. that will be exercisable within 60 days of July 15, 1999. Does not include
     shares of class A common stock and           shares of class B common stock
     pledged to Morgan Guaranty Trust Company of New York, a                of
     J.P. Morgan Investment Corporation, by WSI Inc.
(19) Consists of           shares of class A common stock and           shares
     of class B common stock held of record by DLJ Capital Corporation,
               shares of class A common stock and           shares of class B
     common stock held of record by Sprout Capital VI, L.P.,           shares of
     class A common stock and           shares of class B common stock held of
     record by Sprout Capital VII, L.P. and           shares of class A common
     stock and           shares of class B common stock held of record by Sprout
     CEO Fund, L.P.
(20) Consists of           shares of class A common stock and           shares
     of class B common stock held of record by Investor Investments AB and
               shares of class A common stock and           shares of class B
     common stock issuable upon exercise of options held of record by Investor Investments AB that will be exercisable within 60 days of July 15, 1999.
(21) Consists of           shares of class A common stock and           shares
     of class B common stock held of record by Vulcan Ventures Incorporated.
(22) Consists of           shares of class A common stock and           shares
     of class B common stock held of record by Richmont Leeds Education Company,
     L.L.C.,           shares class A common stock and           shares of class
     B common stock held of record by Leeds II L. P.,           shares of class
     A common stock and           shares of class B common stock held of record
     by Leeds III L.P. and           shares of class A common stock and
               shares of class B common stock issuable upon exercise of options held of record by Richmont Leeds Education Company L.L.C. that will be exercisable within 60 days of July 15, 1999.

(23) Consists of           shares of class A common stock and           shares
     of class B common stock held of record by J.P. Morgan Investment
     Corporation,           shares of class A common stock and           shares
     of class B common stock held of record by Sixty Wall Street SBIC Fund,
     L.P.,           shares of class A common stock and           shares of
     class B common stock issuable upon exercise of options held of record by J.P. Morgan Investment Corporation that will be exercisable within 60 days
     of July 15, 1999 and           shares of class A common stock and
               shares of class B common stock issuable upon exercise of options held of record by Sixty Wall Street SBIC Fund, L.P. that will be exercisable within 60 days of July 15, 1999. Does not include
     shares of class A common stock and           shares of class B common stock
     pledged to Morgan Guaranty Trust Company of New York, a                of
     J.P. Morgan Investment Corporation, by WSI Inc.
(24) See footnotes 2 through 23 above.

                          DESCRIPTION OF CAPITAL STOCK

     On the closing of this offering, our authorized capital stock will consist
of                shares of class A common stock, $.01 par value per share,
          shares of class B common stock, $.01 par value per share, and shares of preferred stock, $.01 par value per share. The following is a summary of the material features of our capital stock. For more detail, please see our amended and restated certificate of incorporation and amended and restated by-laws to be effective after the closing of this offering, filed as exhibits to the Registration Statement of which this prospectus is a part.

COMMON STOCK

     As of June 30, 1999, assuming the conversion of all outstanding shares of our existing common stock and preferred stock into class A common stock and
class B common stock, there would have been                shares of class A
common stock and                shares of class B common stock outstanding held
of record by   stockholders. Based upon the number of shares outstanding as of that date, and giving effect to the issuance of the shares of class A common
stock offered by Edison in this offering, there will be                shares of
class A common stock and                shares of class B common stock
outstanding upon the closing of this offering.

     Our common stock is divided into two classes, class A common stock and class B common stock. Holders of class A common stock and class B common stock have identical rights, except that the holders of class A common stock are entitled to one vote per share held of record and holders of class B common stock are entitled to ten votes per share held of record on all matters submitted to a vote of the stockholders, other than the election of directors. In addition, beginning with the first annual meeting of stockholders occurring after the completion of this offering, the holders of class B common stock will have the right, as a separate class, to elect four of the 11 members of our board of directors and holders of class A common stock will have the right, as a separate class, to elect the remaining seven directors. Holders of both class A common stock and class B common stock have cumulative voting rights in the election of their respective directors. Holders of class A common stock and holders of class B common stock vote together as a single class on all other matters presented to the stockholders for their vote or approval, except as may otherwise be required by Delaware law.

     Cumulative voting means that a stockholder may, in the election of directors, cast a total number of votes equal to the number of directors to be elected multiplied by the number of shares held by the stockholder. The stockholder may cumulate these votes and cast them all for one candidate or may allocate them among candidates as the stockholder sees fit. For example, a stockholder holding 100 shares of class A common stock will be entitled at the annual election of the class A directors to cast 700 votes. This stockholder could cast these votes in any combination, including all 700 votes for one nominee or 100 votes for seven nominees. Cumulative voting is intended to provide holders of smaller blocks of stock with more meaningful influence in the election of directors than they would have without cumulative voting.

     Each share of class B common stock is convertible at any time, at the option of the holder, into one share of class A common stock. Each share of class B common stock will convert automatically into one share of class A common stock upon transfer, with limited exceptions for transfers to related parties and estate-planning transfers and certain permitted pledges. In addition, all of a stockholder's shares of class B common stock will convert automatically into shares of class A common stock on a one-for-one basis if the stockholder transfers securities valued at more than 51% of the economic value of the transferring stockholder's aggregate securities holdings as of the date of this prospectus, excluding shares of any class of our stock purchasable upon the exercise of options, to a person or entity that is not a related party on the date of the transfer and if the economic value of the transferring stockholder's remaining securities, including shares purchasable upon exercise of options,
falls below $                . In addition, all remaining outstanding shares of
class B common stock will automatically convert into shares of class A common stock on a one-for-one basis upon the earlier to occur of (1) the 12th anniversary of the date of
this prospectus and (2) the date upon which fewer than           shares of class
B common stock in the aggregate are outstanding.

     Once converted to class A common stock, the class B common stock will be cancelled and not reissued. None of either the class A common stock or the class B common stock may be subdivided or combined unless the shares of the other class are subdivided or combined in the same proportion. The class B common stock is not being registered as part of this offering and currently we have no plans to do so in the future.

     Holders of both class A common stock and class B common stock are entitled to receive ratably dividends, if any, as our board of directors may declare out of legally available funds, subject to preferences that may be applicable to any then-outstanding preferred stock. We may not make any dividend or distribution to any holder of either class of common stock unless simultaneously with such dividend or distribution we make the same dividend or distribution with respect to each outstanding share of the other class of common stock. In the case of a dividend or other distribution payable in shares of a class of common stock, including distributions pursuant to stock splits or divisions of common stock, only shares of class A common stock may be distributed with respect to class A common stock and only shares of class B common stock may be distributed with respect to class B common stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of the common stock, is payable in shares of a class of common stock, the number of shares of each class of common stock payable per shares of such class of common stock shall be equal in number. In the event of a liquidation, dissolution, or winding up of Edison, holders of class A common stock and holders of class B common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after payment of all of our liabilities and the liquidation preferences of any preferred stock then outstanding. Holders of class A common stock and holders of class B common stock have no preemptive rights, subscription rights or conversion rights, except as described above. There are no redemption or sinking fund provisions applicable to the class A common stock or the class B common stock. All outstanding shares of class A and class B common stock are, and the shares of class A common stock sold in this offering when issued and paid for will be, fully paid and non-assessable.

     In the event of a merger or consolidation of Edison with or into another entity (whether or not Edison is the surviving entity), the holders of class A common stock shall be entitled to receive the same per-share consideration as the per-share consideration, if any, received by any holder of the class B common stock in such merger or consolidation.

     No additional shares of class B common stock may be issued except (a) upon the exercise of stock options or warrants existing upon the closing of this offering or (b) in connection with a stock split or stock dividend on the class B common stock in which the class A common stock is similarly split or receives a similar dividend.

     The rights, preferences and privileges of holders of class A common stock and holders of class B common stock are subject to the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future. After the closing of this offering, no shares of preferred stock will be outstanding.

     At present, there is no established trading market for the class A common stock. We have applied to list the shares of class A common stock on The Nasdaq Stock Market's National Market under the symbol "EDSN."

PREFERRED STOCK

     On the closing of this offering, the Board of Directors will be authorized, subject to any limitations prescribed by law, without further stockholder
approval, to issue up to an aggregate of                shares of preferred
stock. The preferred stock may be issued in one or more series and on one or more occasions. Each series of preferred stock shall have such number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as the Board of Directors may determine. These rights and privileges may include, among others, dividend rights, voting rights, redemption provisions, liquidation preferences, conversion rights and preemptive rights.

     Our stockholders have granted the Board of Directors authority to issue the preferred stock in order to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power or other rights of the holders of common stock. In addition, the issuance of preferred stock could make it more difficult for a third party to acquire us, or discourage a third party from attempting to acquire us.

WARRANTS AND OPTIONS

     In March 1995, we issued an option to Dillon, Read & Co. Inc. which
currently represents the right to purchase up to             shares of class A
common stock and             shares of class B common stock at an exercise price
of $     per share. This option expires on July 2, 2002.

     In July 1995, January 1996 and February 1997, we issued warrants to an equipment leasing firm which currently represent the right to purchase up to
            shares of class A common stock and             shares of class B
common stock at a weighted average exercise price of $     per share. Each of
these warrants expires on the fifth anniversary of this offering.

     In December 1997, August 1998 and December 1998, we issued options which
currently represent the right to purchase           shares of class A common
stock and           shares of class B common stock. Of these options, options to
purchase           shares of class A common stock and           shares of class
B common stock are currently exercisable, and options to purchase the remaining
          shares of class A common stock and           shares of class B common
stock become exercisable on June 30, 2000.

     In December 1997, August 1998 and December 1998, we issued options which
currently represent the right to purchase           shares of class A common
stock and           shares of class B common stock. All of these options will
become exercisable upon completion of this offering.

     In December 1997, August 1998 and December 1998, we issued options which
currently represent the right to purchase           shares of class A common
stock and           shares of class B common stock. All of these options will
become exercisable after our class A common stock has been publicly traded with closing prices above $16 per share for 90 consecutive days.

     In June 1997 and January 1998, we issued warrants to an equipment leasing
firm which currently represent the right to purchase up to             shares of
class A common stock and             shares of class B common stock at a
weighted average exercise price of $     per share. Each of these warrants
expires on the tenth anniversary of the final loan that may be made to us under our agreement with this firm.

     In June 1997, we issued a warrant to an equipment leasing firm which
currently represents the right to purchase up to             shares of class A
common stock and             shares of class B common stock at an exercise price
of $     per share. This warrant expires on the fifth anniversary of this offering.

     In August 1997 and October 1997, we issued warrants to an equipment leasing
firm which currently represents the right to purchase up to             shares
of class A common stock and             shares of class B common stock at a
weighted average exercise price of $     per share. Each of these warrants
expires seven years after the date of issuance.

     In July 1998, we issued a warrant to an equipment leasing firm which
currently represents the right to purchase up to             shares of class A
common stock and             shares of class B common stock at an exercise price
of $     per share. This warrant expires on July 16, 2003.

     In November 1997, we issued a warrant to an equipment leasing firm. which
currently represents the right to purchase up to             shares of class A
common stock and             shares of class B common stock at an exercise price
of $     per share. The warrant expires on November 25, 2007.

     In June 1998, we issued a warrant to a philanthropic foundation which
currently represents the right to purchase up to             shares of class A
common stock and             shares of class B common stock at an exercise price
of $     per share. This warrant expires on June 1, 2005.

DELAWARE LAW AND ANTI-TAKEOVER EFFECTS

     We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, consolidations, asset sales and other transactions involving Edison and an interested stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     Our amended and restated certificate of incorporation provides that our directors and officers shall be indemnified by us to the fullest extent authorized by Delaware law. This indemnification would cover all expenses and liabilities reasonably incurred in connection with their services for or on behalf of us. In addition, our amended and restated certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is Continental Stock Transfer & Trust Co.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, we will have                shares of
class A common stock and        shares of class B common stock outstanding
(assuming no exercise of outstanding options). Each share of class B common stock is convertible at any time, at the option of the holder, into one share of class A common stock. Each share of class B common stock shall convert automatically into one share of class A common stock upon their transfer, with limited exceptions for related party and estate planning transfers. Of these
shares, the                shares to be sold in this offering will be freely
tradable without restriction or further registration under the Securities Act of 1933, as amended, except that any shares purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below.

SALES OF RESTRICTED SHARES

DAYS AFTER DATE OF                             APPROXIMATE SHARES
THIS PROSPECTUS                             ELIGIBLE FOR FUTURE SALE                 COMMENT
------------------                          ------------------------                 -------
On effectiveness..........................                              Sold in offering or salable under
                                                                        144(k) and not locked up
90 days...................................                              Shares salable under Rule 144 or
                                                                        701 and not locked up
180 days..................................                              Lockup released; shares salable
                                                                        under Rule 144, 144(k) or 701
Thereafter................................                              Restricted securities held for
                                                                        one year or more at time of sale

     In general, under Rule 144, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of 1% of the then outstanding
shares of class A common stock (approximately                shares immediately
after this offering) or the average weekly trading volume in the class A common stock in the over-the-counter market during the four calendar weeks preceding the date on which notice of such sale is filed, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, our affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell shares of common stock which are not restricted securities.

     Under Rule 144(k), a person who is not an affiliate and has not been an affiliate for at least three months prior to the sale and who has beneficially owned shares for at least two years may resell such shares without compliance with the foregoing requirements. In meeting the one- and two-year holding periods described above, a holder of shares can include the holding periods of a prior owner who was not an affiliate. The one- and two-year holding periods described above do not begin to run until the full purchase price or other consideration is paid by the person acquiring the shares from the issuer or an affiliate. Rule 701 provides that currently outstanding shares of common stock acquired under our employee compensation plans may be resold beginning 90 days after the date of this prospectus (1) by persons, other than affiliates, subject only to the manner of sale provisions of Rule 144, and (2) by affiliates under Rule 144 without compliance with its one-year minimum holding period, subject to certain limitations.

STOCK OPTIONS

     As of June 30, 1999, approximately                shares of class A common
stock and                shares of class B common stock were issuable pursuant
to vested options or pursuant to other rights granted under our 1998 Site Option Plan, 1999 Stock Option Plan, 1999 Key Stock Incentive Plan and 1999 Stock
Incentive Plan of which approximately                shares of class A common
stock and                shares of class B common stock are not subject to
lock-up agreements with the underwriters.

     We intend to file a registration statement on Form S-8 under the Securities Act following the date of this prospectus, to register up to
shares of class A common stock and                shares of class B common stock
issuable under our 1998 Site Option Plan, 1999 Stock Option Plan, 1999 Key Stock Incentive Plan and 1999 Stock Incentive Plan, including the
shares of class A common stock and                shares of class B common stock
subject to outstanding options as of June 30, 1999. This registration statement is expected to become effective upon filing.

LOCK-UP AGREEMENTS

     Subject to certain exceptions, we and our executive officers, directors and stockholders have agreed that, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, none of us will, during the period ending 180 days after the date of this prospectus, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for class A common stock (regardless of whether such shares or any such securities are then owned by such person or are thereafter acquired), or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the class A common stock, regardless of whether any such transactions described in clauses (1) or (2) of this paragraph are to be settled by delivery of such common stock or such other securities, in cash or otherwise. In addition, for a period of 180 days from the date of this prospectus, except as required by law, we have agreed that our Board of Directors will not consent to any offer for sale, sale or other disposition, or any transaction which is designed or could be expected, to result in, the disposition by any person, directly or indirectly, of any shares of class A common stock without the prior written consent of Merrill Lynch. See "Underwriting."

REGISTRATION RIGHTS

     Pursuant to a shareholders agreement entered into among us and the holders of our outstanding common stock and preferred stock, stockholders holding an
aggregate of                shares of class A and class B common stock following
completion of this offering will be entitled to certain rights with respect to the registration of such shares (or, in the case of shares of class B common stock, the shares of class A common stock into which such shares may be converted)under the Securities Act. At any time following this offering and the expiration of lock-up agreements between the underwriters and the stockholders described above, these investors may request that we file a registration statement that covers the sale of the shares of class A common stock held by the investors, if:

     - the number of shares sought to be registered is at least             , or

     - the proposed aggregate offering price would be at least $10 million.

These investors may request that we register our class A common stock for resale on an unlimited number of occasions. In addition, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the investors described above and other
additional investors holding                shares of our class A or class B
common stock, including shares of common stock issuable upon the exercise of outstanding warrants, are entitled to notice of the registration and to include shares of class A common stock in the registration at our expense. All of these registration rights are subject to conditions and limitations, among them the right of the underwriters to limit the number of shares included in the registration. For more information on the lock-up agreements discussed above, see "-- Lock-up Agreements."

         UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

     The following is a summary of certain United States federal income and estate tax consequences of the ownership and disposition of our class A common stock by non-U.S. holders. As used herein, "non-U.S. holder" means any person or entity that holds our class A common stock, other than:

     - an individual citizen or resident of the United States;

     - a corporation created or organized in or under the laws of the United States, or of any state of the United States or the District of Columbia; or

     - a partnership, trust or estate treated, for United States federal income tax purposes, as a domestic partnership, trust or estate.

     This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, existing, temporary and proposed United States Treasury regulations promulgated thereunder and administrative and judicial interpretations of each, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis.

     This summary is for general information only. The tax treatment of a particular non-U.S. holder may vary depending on the holder's particular situation. In addition, this summary does not include any description of the tax laws of any state, local or non-U.S. government that may be applicable to a particular non-U.S. holder.

     PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK, AS WELL AS THE TAX CONSEQUENCES UNDER STATE, LOCAL, NON-U.S. AND OTHER U.S. FEDERAL INCOME TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN TAX LAWS.

INCOME TAX

  DIVIDENDS

     Generally, dividends paid on our class A common stock to a non-U.S. holder will be subject to U.S. federal income tax. Except for dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business within the United States, this tax is imposed and collected by withholding at the rate of 30% of the amount of the dividend, unless reduced by an applicable income tax treaty. Currently, dividends paid to an address in a country other then the United States are presumed to be paid to a resident of that country in determining whether a non-U.S. holder can benefit from a reduced withholding tax rate pursuant to a tax treaty.

     However, under United States Treasury regulations applicable to dividend and other payments made after December 31, 2000, a non-U.S. holder who is the beneficial owner (within the meaning of the regulations) of dividends paid on our common stock and who wishes to claim the benefit of an applicable treaty is generally required to satisfy certification and documentation requirements, including (in certain cases) the need to make recertifications for periods after December 31, 2000. Special rules apply to claims for treaty benefits made by non-U.S. persons that are entities rather than individuals and to beneficial owners (within the meaning of the regulations) of dividends paid to entities in which the beneficial owners are interest holders.

     Except as may be otherwise provided in an applicable income tax treaty, dividends paid on our class A common stock to a non-U.S. holder that are effectively connected with the holder's conduct of a trade or business within the United States are subject to tax at ordinary U.S. federal income tax rates. This tax is not collected by withholding (except as described below under "-- Backup Withholding and Information Reporting"). All or part of any effectively connected dividends received by a non-U.S. corporation may also, under certain circumstances, be subject to an additional branch profits tax which will be imposed at a 30% rate or, possibly, a reduced rate under an applicable income tax treaty. A non-U.S. holder who wishes to claim an exemption from withholding for effectively connected dividends is generally required to satisfy certain certification and documentation requirements.

     A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

  DISPOSITION OF OUR CLASS A COMMON STOCK

     Generally, non-U.S. holders will not be subject to U.S. federal income tax (or withholding thereof) in respect of gain recognized on a disposition of our class A common stock unless:

      (i) the gain is effectively connected with the holder's conduct of a trade or business within the United States (in which case the branch profits tax described above may also apply if the holder is a non-U.S. corporation);

      (ii) in the case of a holder who is a non-resident alien individual and holds our class A common stock as a capital asset, the holder is present in the United States for 183 or more days in the taxable year of the sale and other conditions are met;

     (iii) we are or have been a "United States real property holding corporation" for the U.S. federal income tax purposes (which we do not believe we are or have been and do not expect to become in the future) and certain other conditions are met; or

     (iv) the holder is subject to tax pursuant to United States federal income tax provisions applicable to certain United States expatriates.

  ESTATE TAX

     If an individual non-U.S. holder owns, or is treated as owning, our class A common stock at the time of his or her death, such stock would be includable in the individual's gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax imposed on the estates of nonresident aliens, in the absence of a contrary provision contained in an applicable tax treaty.

BACKUP WITHHOLDING AND INFORMATION REPORTING

  DIVIDENDS

     Under current law, dividends paid on our class A common stock to a non-U.S. holder at an address outside the United States are generally exempt from backup withholding tax and U.S. information reporting requirements (but not from regular withholding tax as discussed above). Under the Treasury regulations that are applicable to dividends paid after December 31, 2000, a non-U.S. person must generally provide proper documentation indicating the person's non-U.S. status to a withholding agent in order to avoid backup withholding tax; however, dividends paid to certain exempt recipients (not including individuals) will not be subject to backup withholding even if documentation is not provided if the withholding agent is allowed to rely on presumptions concerning the recipient's non-U.S. status (including payment to an address outside the United States).

  BROKER SALES

     Payments of proceeds from the sale of our class A common stock by a non-U.S. holder made to or through a U.S. office of a broker are generally subject to both information reporting and backup withholding at a rate of 31% unless the holder certifies its non-U.S. status under penalties of perjury or otherwise establishes entitlement to an exemption. Payments of proceeds from the sale of our class A common stock by a non-U.S. holder made to or through a non-U.S. office of a broker generally will not be subject to information reporting or backup withholding. However, payments made to or through certain non-U.S. offices, including the non-U.S. offices of a U.S. broker, are generally subject to information reporting (but not backup withholding) unless the holder certifies its non-U.S. status under penalties or perjury or otherwise establishes entitlement to an exemption.

     A non-U.S. holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the I.R.S.

                                  UNDERWRITING

GENERAL

     Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC, Credit Suisse First Boston Corporation, Donaldson, Lufkin & Jenrette Securities Corporation and J.P. Morgan Securities Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a U.S. purchase agreement among Edison and the U.S.
underwriters, and concurrently with the sale of                shares of class A
common stock to the international managers, Edison has agreed to sell to the U.S. underwriters, and each of the U.S. underwriters severally and not jointly has agreed to purchase from Edison the number of shares of class A common stock set forth opposite its name below.

                                                              NUMBER OF
                        UNDERWRITER                            SHARES
                        -----------                           ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
Banc of America Securities LLC..............................
Credit Suisse First Boston Corporation......................
Donaldson, Lufkin & Jenrette Securities Corporation.........
J.P. Morgan Securities Inc..................................
             Total..........................................

     Edison has also entered into an international purchase agreement with certain underwriters outside the United States and Canada for whom Merrill Lynch International, Bank of America International Limited, Credit Suisse First Boston (Europe) Limited, Donaldson, Lufkin & Jenrette International and J.P. Morgan Securities Ltd. are acting as lead managers. Subject to the terms and conditions set forth in the international purchase agreement, and concurrently with the
sale of                shares of class A common stock to the U.S. underwriters
pursuant to the U.S. purchase agreement, Edison has agreed to sell to the international managers, and the international managers severally have agreed to
purchase from Edison, an aggregate of                shares of class A common
stock. The initial public offering price per share and the total underwriting discount per share of class A common stock are identical under the U.S. purchase agreement and the international purchase agreement.

     In the U.S. purchase agreement and the international purchase agreement, the several U.S. underwriters and the several international managers, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of class A common stock being sold pursuant to each such agreement if any of the shares of class A common stock being sold pursuant to such agreement are purchased. In the event of a default by an underwriter, the U.S. purchase agreement and the international purchase agreement provide that, in specified circumstances, the purchase commitments of non-defaulting underwriters may be increased or the purchase agreements may be terminated. The closings with respect to the sale of shares of class A common stock to be purchased by the U.S. underwriters and the international managers are conditioned upon one another.

     The representatives have advised Edison that the U.S. underwriters propose initially to offer the shares of class A common stock to the public at the initial public offering price set forth on the cover page of this prospectus and
to certain dealers at such price less a concession not in excess of $     per
share of class A common stock. The U.S. underwriters may allow, and such dealers may reallow, a discount not in excess of $ per share of class A common stock to certain other dealers. After the initial public offering, the public offering price, concession and discount may change.

OVER-ALLOTMENT OPTION

     Edison has granted options to the U.S. underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of additional shares of class A common stock at
the initial public offering price set forth on the cover page of this prospectus, less the underwriting discount. The U.S. underwriters may exercise these options solely to cover over-allotments, if any, made on the sale of the class A common stock offered in this prospectus. To the extent that the U.S. underwriters exercise these options, each U.S. underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of class A common stock proportionate to that U.S. underwriter's initial amount reflected in the above table. Edison has granted options to the international managers, exercisable for 30 days after the date of this prospectus, to purchase
up to an aggregate of                additional shares of class A common stock
to cover over-allotments, if any, on terms similar to those granted to the U.S. underwriters.

COMMISSIONS AND DISCOUNTS

     The following table shows the per share and total underwriting discount to be paid by Edison to the underwriters and the proceeds before expenses to Edison. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment options.

                                                         PER SHARE    WITHOUT OPTION    WITH OPTION
                                                         ---------    --------------    -----------
Public offering price..................................      $              $                $
Underwriting discount..................................
Proceeds, before expenses, to Edison...................

     The expenses of the offering, exclusive of the underwriting discount, are
estimated at $     million and are payable by Edison.

     The shares of class A common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and certain other conditions. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

RESERVED SHARES

     At Edison's request, the underwriters have reserved for sale, at the
initial public offering price, up to                of the shares offered hereby
for employees, directors and other persons with relationships with Edison who have expressed an interest in purchasing shares of class A common stock in the offering. The number of shares of class A common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus.

NO SALES OF CLASS A COMMON STOCK OR SIMILAR SECURITIES

     Edison and Edison's executive officers and directors and all existing stockholders have agreed, subject to certain exceptions, not to directly or indirectly

     - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option -- other than options granted by Edison pursuant its stock options plans -- right or warrant for the sale of or otherwise dispose of or transfer any shares of class A common stock or securities convertible into exchangeable or exercisable for class A common stock, including class B common stock, whether now owned or thereafter acquired by the person executing the agreement or with respect to which the person executing the agreement thereafter acquires the power of disposition, or file a registration statement under the Securities Act with respect to the foregoing; or

     - enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of the class A common stock whether any such swap or transaction is to be settled by delivery of class A common stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch on behalf of the underwriters for a period of 180 days after the date of this prospectus. See "Shares Eligible for Future Sale."

NASDAQ NATIONAL MARKET LISTING

     Application has been made to list the class A common stock on the Nasdaq National Market under the trading symbol "EDSN."

     Prior to the offering, there has been no public market for Edison's class A common stock. The initial public offering price will be determined through negotiations between Edison and the representatives and the lead managers. The factors to be considered in determining the initial public offering price, in addition to prevailing market conditions, are:

     - price-earnings ratio of publicly traded companies that the representatives and the lead managers believe to be comparable to Edison;

     - certain financial information of Edison;

     - the history of, and the prospects for, Edison and the industry in which it competes; and

     - an assessment of (1) Edison's management, (2) its past and present operations, (3) the prospects for, and timing of, future revenue of Edison, (4) the present state of Edison's developments and (5) the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to Edison.

     There can be no assurance that an active trading market will develop for the class A common stock or that the class A common stock will trade in the public market subsequent to the offering at or above the initial public offering price.

     The underwriters do not expect sales of the class A common stock to any accounts over which they exercise discretionary authority to exceed 5% of the number of shares being offered hereby. The underwriters will not confirm sales of the class A common stock to any account over which they exercise discretionary authority without the prior written specific approval of the customer.

INTERSYNDICATE AGREEMENT

     The U.S. underwriters and the international managers have entered into an intersyndicate agreement that provides for the coordination of their activities. Pursuant to the intersyndicate agreement, the U.S. underwriters and the international managers are permitted to sell shares of class A common stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the intersyndicate agreement, the U.S. underwriters and any dealer to whom they sell shares of class A common stock will not offer to sell or sell shares of class A common stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the international managers any dealer to whom they sell shares of class A common stock will not offer to sell or sell shares of class A common stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, except in the case of transactions pursuant to the intersyndicate agreement.

     Edison has agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make for those liabilities.

PRICE STABILIZATION AND SHORT POSITIONS

     Until the distribution of the class A common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and certain selling group members to bid for and purchase the class A common stock. As an exception to these rules, the representatives are permitted to engage in certain transactions that stabilize the price of the class A common stock. Those transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the class A common stock.

     The underwriters may create a short position in the class A common stock in connection with the offering. This means that if they sell more shares of class A common stock than are set forth on the cover page of this prospectus. In that case, the representatives and lead managers, respectively, may reduce that short position by purchasing class A common stock in the open market. The representatives and lead managers, respectively, may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

PENALTY BIDS

     The representatives and lead managers, respectively, may also impose a penalty bid on certain underwriters and selling group members. This means that if the representatives and lead managers, respectively, purchase shares of class A common stock in the open market to reduce the underwriters' short position or to stabilize the price of the class A common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of the class A common stock to the extent that it discourages resales of the class A common stock.

     Neither Edison nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the class A common stock. In addition, neither Edison nor any of the underwriters makes any representation that the representatives or lead managers will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

QUALIFIED INDEPENDENT UNDERWRITER

     Sprout Capital VI, L.P., Sprout Capital VII, L.P., The Sprout CEO Fund, L.P. and DLJ Capital Corporation (collectively, the "Sprout Entities") are affiliates of Donaldson, Lufkin & Jenrette Securities Corporation, one of the underwriters. As described under "Principal Stockholders," the Sprout Entities
beneficially own an aggregate of        shares of the outstanding class A common
stock and      shares of the outstanding class B common stock, which represent more than 10% of the outstanding class A and class B common stock. Of these
shares,        shares of Class A common stock and      shares of class B common
stock are subject to a voting trust agreement and are held and voted by an
independent third party,             as voting trustee. For additional
information concerning the Sprout Entities' ownership of Edison's capital stock, see "Related Party Transactions."

     Because the Sprout Entities affiliated with Donaldson, Lufkin & Jenrette Securities Corporation beneficially own more than 10% of the outstanding class A and class B common stock, the offering will be conducted in accordance with Conduct Rule 2720 of the National Association of Securities Dealers, Inc., which requires that the public offering price of an equity security be no higher than the price recommended by a Qualified Independent Underwriter which has participated in the preparation of the Registration Statement and performed its usual standard of due diligence with respect thereto. Merrill Lynch has agreed to act as Qualified Independent Underwriter with respect to the U.S. offering and the international offering, and the public offering price of the class A common stock will be no higher than that recommended by Merrill Lynch. Edison has agreed to indemnify Merrill Lynch in its capacity as Qualified Independent Underwriter against certain liabilities including certain liabilities under the Securities Act.

OTHER RELATIONSHIPS

     Merrill Lynch, Banc of America Securities LLC and J.P. Morgan Securities Inc. have acted as placement agents, in connection with private placements of Edison's capital stock. Affiliates of J.P. Morgan are stockholders of Edison. See "Principal Stockholders" and "Related Party Transactions".

                                 LEGAL MATTERS

     The validity of the shares of class A common stock we are offering will be passed upon for us by Hale and Dorr LLP, Washington, D.C. Certain legal matters in connection with this offering will be passed upon for the underwriters by Debevoise & Plimpton, New York, New York.

                                    EXPERTS

     Our financial statements as of June 30, 1997 and 1998 and for each of the three years in the period ended June 30, 1998 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the class A common stock we propose to sell in this offering. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and the class A common stock we propose to sell in this offering, we refer you to the registration statement and the exhibits filed as a part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. The registration statement may be inspected without charge at the principal office of the Securities and Exchange Commission in Washington, D.C. and copies of all or any part of which may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549, and at the Commission's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. You can obtain information on the operation of the public reference facilities maintained by the Commission by calling 1-800-SEC-0330. Copies of such material can also be obtained at prescribed rates by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Securities and Exchange Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-2
Consolidated Balance Sheets as of June 30, 1997, 1998 and
  (unaudited) as of March 31, 1999..........................  F-3
Consolidated Statements of Operations for the years ended
  June 30, 1996, 1997 and 1998 and (unaudited) for the nine
  months ended March 31, 1998 and 1999......................  F-4
Consolidated Statements of Changes in Stockholders' Equity
  for the years ended June 30, 1996, 1997 and 1998 and
  (unaudited) for the nine months ended March 31, 1999......  F-5
Consolidated Statements of Cash Flows for the years ended
  June 30, 1996, 1997 and 1998 and (unaudited) for the nine
  months ended March 31, 1998 and 1999......................  F-6
Notes to Consolidated Financial Statements..................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
Edison Schools Inc.:

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Edison Schools Inc. and subsidiaries (the "Company") at June 30, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     As discussed in Note 2 to the financial statements, the Company in accordance with Accounting Principles Board Opinion No. 20 "Accounting Changes", has retroactively expensed all start up costs that had been previously deferred.

                                          PRICEWATERHOUSECOOPERS LLP

New York, New York
October 5, 1998

                      EDISON SCHOOLS INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                            JUNE 30,
                                                  ----------------------------      MARCH 31,
                                                      1997            1998            1999
                                                  ------------    ------------    -------------
                                                                                   (UNAUDITED)
ASSETS:
Current assets:
  Cash and cash equivalents.....................  $ 15,741,360    $  7,491,644    $   7,701,719
  Accounts receivable...........................     6,300,625       9,027,283       13,280,536
  Notes and other receivables...................     5,080,675         712,325        4,897,860
  Other current assets..........................       370,912         816,164        1,050,324
                                                  ------------    ------------    -------------
          Total current assets..................    27,493,572      18,047,416       26,930,439
Property and equipment, net.....................    17,855,692      31,642,444       36,062,118
Restricted cash.................................       472,000       3,972,000        2,431,171
Notes and other receivables, less current
  portion.......................................       244,350         838,520        9,581,666
Other assets....................................       165,295       1,434,487        3,151,507
                                                  ------------    ------------    -------------
          Total assets..........................  $ 46,230,909    $ 55,934,867    $  78,156,901
                                                  ============    ============    =============
LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities:
  Current portion of long term debt.............  $  2,388,044    $  4,601,683    $   6,549,630
  Accounts payable..............................     2,315,121       3,845,958        3,702,499
  Accrued expenses..............................     2,948,085       6,914,934        8,528,236
                                                  ------------    ------------    -------------
          Total current liabilities.............     7,651,250      15,362,575       18,780,365
Long term debt, less current portion............     7,006,538       6,877,425        9,389,747
Stockholder notes payable.......................            --       5,672,155        6,610,594
Other liabilities...............................            --       1,191,864          526,127
                                                  ------------    ------------    -------------
          Total liabilities.....................    14,657,788      29,104,019       35,306,833
                                                  ------------    ------------    -------------
Commitments and contingencies
Stockholders' equity:
  Preferred stock:
     Series A-E, par value $.01; 70,105,972
       shares authorized; 36,505,671, 43,448,289
       and 51,664,865 shares issued and
       outstanding in 1997, 1998 and 1999,
       respectively (aggregate liquidation
       preference of $59,643,055, $85,219,974,
       and $116,705,815 in 1997, 1998 and 1999,
       respectively)............................       365,057         712,177        1,564,189
  Common stock:
     Series A-H and non-voting common, par value
       $.01; 99,468,096 shares authorized;
       6,214,711 shares issued and outstanding
       in 1997, 1998 and 1999...................        62,147          62,147           62,147
  Additional paid-in capital....................   102,877,265     120,575,885      157,983,248
  Unearned stock-based compensation.............      (120,429)       (874,987)      (2,399,842)
  Accumulated deficit...........................   (69,470,063)    (91,503,518)    (112,218,818)
  Stockholder receivable........................    (2,140,856)     (2,140,856)      (2,140,856)
                                                  ------------    ------------    -------------
          Total stockholders' equity............    31,573,121      26,830,848       42,850,068
                                                  ------------    ------------    -------------
          Total liabilities and stockholders'
            equity..............................  $ 46,230,909    $ 55,934,867    $  78,156,901
                                                  ============    ============    =============

  The accompanying notes are an integral part of these consolidated financial statements.

                      EDISON SCHOOLS INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                                     NINE MONTHS
                                                           YEAR ENDED JUNE 30,                     ENDED MARCH 31,
                                                ------------------------------------------   ----------------------------
                                                    1996           1997           1998           1998           1999
                                                ------------   ------------   ------------   ------------   -------------
                                                                                                     (UNAUDITED)
Revenue from educational services.............  $ 11,772,704   $ 38,559,233   $ 69,406,841   $ 50,496,594   $  95,971,094
                                                ------------   ------------   ------------   ------------   -------------
Education and operating expenses:
  Direct site expenses........................    11,415,075     32,149,738     59,576,224     43,690,395      81,910,839
  Curriculum, administration and
    development...............................     7,717,195     12,755,088     18,257,818     12,455,158      22,855,399
  Depreciation and amortization...............     1,165,489      3,552,440      7,231,628      5,196,877       9,264,770
  Preopening expenses.........................     1,476,303      1,486,740      2,485,813      1,743,890       3,451,746
  Design team compensation....................            --             --      2,723,902      2,723,902              --
                                                ------------   ------------   ------------   ------------   -------------
        Total education and operating
          expenses............................    21,774,062     49,944,006     90,275,385     65,810,222     117,482,754
                                                ------------   ------------   ------------   ------------   -------------
        Loss from operations..................   (10,001,358)   (11,384,773)   (20,868,544)   (15,313,628)    (21,511,660)
Other income (expense):
  Interest income.............................        85,169        390,599        723,409        418,677       2,997,506
  Interest expense............................      (147,042)      (527,421)    (1,761,821)    (1,150,411)     (2,149,883)
  (Loss) gain on disposal of property and
    equipment.................................       (40,388)            --       (126,499)          (360)        (51,263)
                                                ------------   ------------   ------------   ------------   -------------
        Total other...........................      (102,261)      (136,822)    (1,164,911)      (732,094)        796,360
                                                ------------   ------------   ------------   ------------   -------------
Net loss......................................  $(10,103,619)  $(11,521,595)  $(22,033,455)  $(16,045,722)  $ (20,715,300)
                                                ============   ============   ============   ============   =============
Net loss attributable to common stockholders:
  Net loss....................................  $(10,103,619)  $(11,521,595)  $(22,033,455)  $(16,045,722)  $ (20,715,300)
  Dividends declared on preferred stock.......            --             --     (4,290,200)    (4,290,200)             --
  Preferred stock accretion...................            --             --       (277,694)      (208,271)       (769,846)
                                                ------------   ------------   ------------   ------------   -------------
        Net loss attributable to common
          stockholders........................  $(10,103,619)  $(11,521,595)  $(26,601,349)  $(20,544,193)  $ (21,485,146)
                                                ============   ============   ============   ============   =============
Per common share data:
  Basic and diluted net loss per share........  $      (1.63)  $      (1.85)  $      (4.28)  $      (3.31)  $       (3.46)
                                                ============   ============   ============   ============   =============
  Weighted average shares of common stock
    outstanding used in computing basic and
    diluted net loss per share................     6,214,709      6,214,709      6,214,711      6,214,711       6,214,711
                                                ============   ============   ============   ============   =============
Pro forma per share data:
  Pro forma basic and diluted net loss per
    share.....................................                                $      (0.47)                 $       (0.38)
                                                                              ============                  =============
  Pro forma weighted average shares
    outstanding used in computing basic and
    diluted net loss per share................                                  46,410,431                     54,612,761
                                                                              ============                  =============

                      EDISON SCHOOLS INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
 FOR THE YEARS ENDED JUNE 30, 1996, 1997 AND 1998 AND (UNAUDITED) FOR THE NINE
                          MONTHS ENDED MARCH 31, 1999

                                                                                   PREFERRED STOCK
                                                          -----------------------------------------------------------------
                                                                SERIES A               SERIES B              SERIES C
                                            PARTNERS'     ---------------------   -------------------   -------------------
                                          CONTRIBUTIONS     SHARES      AMOUNT     SHARES     AMOUNT     SHARES     AMOUNT
                                          -------------   ----------   --------   ---------   -------   ---------   -------
Balances, June 30, 1995.................   $55,231,094
Partner contributions -- Edison Project
 LP,
 net....................................    16,645,976
Issuance of stockholder note
 receivable.............................
Interest on stockholder note
 receivable.............................
Net loss for the year ended June 30,
 1996...................................
                                           -----------    ----------   --------   ---------   -------   ---------   -------
Balances, June 30, 1996.................    71,877,070
Partner contributions -- Edison Project
 LP.....................................     1,224,965
Effect of reorganization................   (73,102,035)   21,149,993   $211,500
Issuance of Series A, B and C preferred
 stock, net.............................                   9,144,442     91,445   1,010,101   $10,101   5,201,135   $52,011
Deferred compensation related to stock
 options................................
Stock-based compensation................
Interest on stockholder note
 receivable.............................
Net loss for the year ended June 30,
 1997...................................
                                           -----------    ----------   --------   ---------   -------   ---------   -------
Balances, June 30, 1997.................             0    30,294,435    302,945   1,010,101   10,101    5,201,135   52,011
Issuance of Series D preferred stock,
 net....................................
Issuance of stock warrants..............
Issuance of Series C preferred stock as
 purchase price adjustment..............                                                                1,057,473   10,575
Deferred compensation related to stock
 options................................
Stock-based compensation................
Dividends declared......................
Accretion of Series D preferred PIK
 dividend...............................
Net loss for the year ended June 30,
 1998...................................
                                           -----------    ----------   --------   ---------   -------   ---------   -------
Balances, June 30, 1998.................             0    30,294,435    302,945   1,010,101   10,101    6,258,608   62,586
Issuance of Series D preferred stock,
 net (unaudited)........................
Deferred compensation related to stock
 options
 (unaudited)............................
Stock-based compensation (unaudited)....
Accretion of Series D preferred PIK
 dividend (unaudited)...................
Net loss for the nine months ended March
 31, 1999 (unaudited)...................
                                           -----------    ----------   --------   ---------   -------   ---------   -------
Balances, March 31, 1999 (unaudited)....   $         0    30,294,435   $302,945   1,010,101   $10,101   6,258,608   $62,586
                                           ===========    ==========   ========   =========   =======   =========   =======

                                              PREFERRED STOCK                    COMMON STOCK
                                          -----------------------   ---------------------------------------
                                                 SERIES D                SERIES A            SERIES B-H        ADDITIONAL
                                          -----------------------   -------------------   -----------------     PAID IN
                                            SHARES       AMOUNT      SHARES     AMOUNT    SHARES    AMOUNT      CAPITAL
                                          ----------   ----------   ---------   -------   ------   --------   ------------
Balances, June 30, 1995.................
Partner contributions -- Edison Project
 LP,
 net....................................
Issuance of stockholder note
 receivable.............................
Interest on stockholder note
 receivable.............................
Net loss for the year ended June 30,
 1996...................................
                                          ----------   ----------   ---------   -------    ---     --------   ------------
Balances, June 30, 1996.................
Partner contributions -- Edison Project
 LP.....................................
Effect of reorganization................                            6,214,704   $62,147      5     $      0   $ 72,828,388
Issuance of Series A, B and C preferred
 stock, net.............................                                                                        29,883,106
Deferred compensation related to stock
 options................................                                                                           165,771
Stock-based compensation................
Interest on stockholder note
 receivable.............................
Net loss for the year ended June 30,
 1997...................................
                                          ----------   ----------   ---------   -------    ---     --------   ------------
Balances, June 30, 1997.................                            6,214,704   62,147       5            0    102,877,265
Issuance of Series D preferred stock,
 net....................................   5,885,145   $   58,851                            2            0     19,147,771
Issuance of stock warrants..............                                                                         2,500,000
Issuance of Series C preferred stock as
 purchase price adjustment..............                                                                           (10,575)
Deferred compensation related to stock
 options................................                                                                         1,339,118
Stock-based compensation................
Dividends declared......................                                                                        (5,000,000)
Accretion of Series D preferred PIK
 dividend...............................                  277,694                                                 (277,694)
Net loss for the year ended June 30,
 1998...................................
                                          ----------   ----------   ---------   -------    ---     --------   ------------
Balances, June 30, 1998.................   5,885,145      336,545   6,214,704   62,147       7            0    120,575,885
Issuance of Series D preferred stock,
 net (unaudited)........................   8,216,576       82,166                                               31,681,398
Deferred compensation related to stock
 options
 (unaudited)............................                                                                         6,495,811
Stock-based compensation (unaudited)....
Accretion of Series D preferred PIK
 dividend (unaudited)...................                  769,846                                                 (769,846)
Net loss for the nine months ended March
 31, 1999 (unaudited)...................
                                          ----------   ----------   ---------   -------    ---     --------   ------------
Balances, March 31, 1999 (unaudited)....  14,101,721   $1,188,557   6,214,704   $62,147      7     $      0   $157,983,248
                                          ==========   ==========   =========   =======    ===     ========   ============


                                            UNEARNED
                                          STOCK-BASED     ACCUMULATED    STOCKHOLDER
                                          COMPENSATION      DEFICIT      RECEIVABLE       TOTAL
                                          ------------   -------------   -----------   -----------
Balances, June 30, 1995.................                 $ (47,844,849)  $(1,911,878)  $ 5,474,367
Partner contributions -- Edison Project
 LP,
 net....................................                                                16,645,976
Issuance of stockholder note
 receivable.............................                                   (200,000)      (200,000)
Interest on stockholder note
 receivable.............................                                    (10,378)       (10,378)
Net loss for the year ended June 30,
 1996...................................                   (10,103,619)                (10,103,619)
                                          ------------   -------------   -----------   -----------
Balances, June 30, 1996.................                   (57,948,468)  (2,122,256)    11,806,346
Partner contributions -- Edison Project
 LP.....................................                                                 1,224,965
Effect of reorganization................                                                        --
Issuance of Series A, B and C preferred
 stock, net.............................                                                30,036,663
Deferred compensation related to stock
 options................................     (165,771)                                          --
Stock-based compensation................       45,342                                       45,342
Interest on stockholder note
 receivable.............................                                    (18,600)       (18,600)
Net loss for the year ended June 30,
 1997...................................                   (11,521,595)                (11,521,595)
                                          ------------   -------------   -----------   -----------
Balances, June 30, 1997.................     (120,429)     (69,470,063)  (2,140,856)    31,573,121
Issuance of Series D preferred stock,
 net....................................                                                19,206,622
Issuance of stock warrants..............                                                 2,500,000
Issuance of Series C preferred stock as
 purchase price adjustment..............                                                        --
Deferred compensation related to stock
 options................................   (1,339,118)                                          --
Stock-based compensation................      584,560                                      584,560
Dividends declared......................                                                (5,000,000)
Accretion of Series D preferred PIK
 dividend...............................
Net loss for the year ended June 30,
 1998...................................                   (22,033,455)                (22,033,455)
                                          ------------   -------------   -----------   -----------
Balances, June 30, 1998.................     (874,987)     (91,503,518)  (2,140,856)    26,830,848
Issuance of Series D preferred stock,
 net (unaudited)........................                                                31,763,564
Deferred compensation related to stock
 options
 (unaudited)............................   (6,495,811)                                          --
Stock-based compensation (unaudited)....    4,970,956                                    4,970,956
Accretion of Series D preferred PIK
 dividend (unaudited)...................                                                        --
Net loss for the nine months ended March
 31, 1999 (unaudited)...................                   (20,715,300)                (20,715,300)
                                          ------------   -------------   -----------   -----------
Balances, March 31, 1999 (unaudited)....   (2,399,842)   $(112,218,818)  $(2,140,856)  $42,850,068
                                          ============   =============   ===========   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                      EDISON SCHOOLS INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                      NINE MONTHS
                                                            YEAR ENDED JUNE 30,                     ENDED MARCH 31,
                                                 ------------------------------------------   ---------------------------
                                                     1996           1997           1998           1998           1999
                                                 ------------   ------------   ------------   ------------   ------------
                                                                                                      (UNAUDITED)
Cash flows from operating activities:
  Net loss.....................................  $(10,103,619)  $(11,521,595)  $(22,033,455)  $(16,045,722)  $(20,715,300)
  Adjustments to reconcile net loss to net cash
    used in operating activities:
    Depreciation and amortization of property
      and equipment............................     1,165,489      3,552,440      7,231,628      5,196,877      8,483,630
    Stock-based compensation...................            --         45,342        584,560        438,420      4,970,956
    Amortization of discount...................            --             --             --             --       (883,731)
    Loss (gain) on disposition of property and
      equipment................................        40,388             --        126,500            360         51,263
    Issuance of note receivable in lieu of
      interest income..........................       (10,378)       (18,600)            --             --             --
    Changes in operating assets and
      liabilities:
      Accounts receivable......................    (1,221,534)    (5,079,091)    (2,726,658)    (5,711,574)    (1,576,577)
      Other current assets.....................       (50,706)      (334,238)      (422,429)       247,967       (234,160)
      Accounts payable and accrued expenses....     1,964,164      2,414,428   5,497,686...      2,583,602     (1,206,833)
      Other liabilities........................            --             --      1,191,864      1,988,165       (665,737)
                                                 ------------   ------------   ------------   ------------   ------------
        Cash used in operating activities......    (8,216,196)   (10,941,314)   (10,550,304)   (11,301,905)   (11,776,489)
                                                 ------------   ------------   ------------   ------------   ------------
Cash flows from investing activities:
  Additions to property and equipment..........    (4,970,071)    (9,090,450)   (21,180,550)   (19,192,875)   (22,797,645)
  Proceeds from disposition of property and
    equipment, net.............................        23,073             --         35,670          5,109     10,537,786
  Proceeds from notes receivable and advances
    due from charter schools...................            --             --             --      3,522,238        156,563
  Notes receivable and advances due from
    charter schools............................            --     (3,858,238)     2,331,667       (163,000)   (15,011,742)
  Other assets.................................        (8,507)       (81,762)    (1,269,192)    (1,323,042)       398,502
                                                 ------------   ------------   ------------   ------------   ------------
        Cash used in investing activities......    (4,955,505)   (13,030,450)   (20,082,405)   (17,151,570)   (26,716,536)
                                                 ------------   ------------   ------------   ------------   ------------
Cash flows from financing activities:
  Proceeds from partner contributions..........    11,667,000      7,557,965             --             --             --
  Proceeds from issuance of stock and
    warrants...................................            --     30,466,663     25,251,971     22,751,971     31,763,564
  Costs in connection with equity financing....    (1,354,024)      (430,000)    (3,545,349)    (3,525,347)            --
  Proceeds from stockholder notes payable......            --             --        672,155        672,155        938,439
  Proceeds from notes payable..................     1,698,095             --     10,797,304      9,580,367      8,938,711
  Payment on notes payable and capital
    leases.....................................      (359,238)    (1,313,145)    (7,293,088)    (2,396,969)    (4,478,443)
  Increase in note receivable due from
    stockholder................................      (200,000)            --             --             --             --
  Restricted cash..............................     2,913,169       (472,000)    (3,500,000)            --      1,540,829
                                                 ------------   ------------   ------------   ------------   ------------
        Cash provided by financing
          activities...........................    14,365,002     35,809,483     22,382,993     27,082,177     38,703,100
                                                 ------------   ------------   ------------   ------------   ------------
Increase (decrease) in cash and cash
  equivalents..................................     1,193,301     11,837,719     (8,249,716)    (1,371,298)       210,075
Cash and cash equivalents at beginning of
  period.......................................     2,710,340      3,903,641     15,741,360     15,741,360      7,491,644
                                                 ------------   ------------   ------------   ------------   ------------
Cash and cash equivalents at end of period.....  $  3,903,641   $ 15,741,360   $  7,491,644   $ 14,370,062   $  7,701,719
                                                 ============   ============   ============   ============   ============
Supplemental disclosure of cash flow
  information:
  Cash paid during the periods for:
  Interest.....................................  $    178,977   $    527,421   $  1,761,821   $  1,051,389   $  1,817,760
                                                 ------------   ------------   ------------   ------------   ------------
Supplemental disclosure of non-cash investing
  and financing activities:
  Capital contribution receivable credited to
    partners' contributions....................  $  6,333,000
                                                 ------------
  Dividends declared and settled with notes in
    lieu of cash to stockholders...............                                $  5,000,000   $  5,000,000
                                                                               ------------   ------------
  Capitalized obligations incurred.............  $  1,486,494   $  6,462,686
                                                 ------------   ------------
  Amounts due from bank under note payable
    incurred...................................                 $  1,419,690
                                                                ------------
  Accretion of Series D preferred PIK
    dividend...................................                                $    277,694   $    208,271   $    769,846
                                                                               ------------   ------------   ------------

  The accompanying notes are an integral part of these consolidated financial statements.

                      EDISON SCHOOLS INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information pertaining to the interim financial statements as of March 31, 1999 and for the nine months ended March 31, 1998 and 1999 are unaudited)

1. DESCRIPTION OF BUSINESS:

     Edison Schools Inc., formerly known as The Edison Project Inc. and subsidiaries (the "Company") manages elementary and secondary public schools under contracts with school districts and charter schools located in 13 states. The Company opened its first four schools in the fall of 1995, and, as of March 31, 1999, operated 51 schools with approximately 23,900 students.

     At each school it manages, the Company provides the education program, recruits and manages school personnel, and maintains and operates the school facilities. The Company also assists charter school clients in obtaining facilities and the related financing. As compensation for its services, the Company receives revenues which approximate, on a per pupil basis, the average per pupil spending of the school district in which the school is located.

     Prior to November 18, 1996, the Company was a partnership. On November 18, 1996, the partners transferred their interests in the assets and liabilities of this partnership, in a tax free conversion to the Company, in exchange for common and preferred stock. This transaction was accounted for as a reorganization of entities under common control, in a manner similar to a pooling-of-interests.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements of the Company include the accounts of its two subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

  INTERIM BASIS OF PRESENTATION

     The interim financial statements as of March 31, 1999 and for the nine months ended March 31, 1998 and 1999 are unaudited and reflect adjustments, consisting only of normal recurring accruals, which are, in the opinion of the Company's management, necessary for a fair presentation of the financial position and results of operations for the periods presented. Operating results for any interim period are not necessarily indicative of the results for the full year.

  CASH AND CASH EQUIVALENTS

     For purposes of reporting cash flows, cash and cash equivalents consist of highly liquid debt instruments with original maturities of three months or less. The Company maintains funds in accounts in excess of FDIC insurance limits; however, the Company minimizes the risk by maintaining deposits in high quality financial institutions.

  PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Routine maintenance and repairs are expensed as incurred. The cost of major additions, replacements, and improvements are capitalized. Gains and losses from sales or retirements of property and equipment are included in earnings for the period. Depreciation is computed on a straight-line basis over the estimated useful lives of the respective assets (30 years for buildings, the remaining lease term or shorter for leasehold improvements and 3-5 years for all other items).

  LONG-LIVED ASSETS

     The carrying amount of assets is reviewed on a regular basis for the existence of facts or circumstances, both internally and externally, that suggest impairment. To date no such impairment has

                      EDISON SCHOOLS INC. AND SUBSIDIARIES
been indicated. The Company determines if the carrying amount of a long-lived asset is impaired based on anticipated undiscounted cash flows before interest. In the event of impairment, a loss is recognized based on the amount by which the carrying amount exceeds fair value of the asset. Fair value is determined primarily using the anticipated cash flows, discounted at a rate commensurate with the risk involved.

  RESTRICTED CASH

     Restricted cash consists of cash held in escrow in compliance with certain debt agreements, credit issued for the benefit of certain technology suppliers and certain amounts restricted for use in the start-up of future Edison schools.

  REVENUE RECOGNITION

     The Company recognizes revenue for each school ratably as earned over the eleven months from August through June (the "School year").

  PREOPENING COSTS

     The Company expenses certain preopening training, personnel and other costs, which are incurred prior to the fiscal year in which operations commence at new school sites.

     Effective July 1, 1997, the Company elected for early adoption of Statement of Position 98-5, "Accounting for the Costs of Start-Up Activities" ("SOP 98-5"). SOP 98-5 establishes standards for the expensing of start-up costs as incurred as defined in the statement. The Company had originally accounted for the adoption through a cumulative effect adjustment in the year ended June 30, 1998. For purposes of these financial statements, the Company has applied certain provisions of Accounting Principles Board No. 20 "Accounting Changes" ("APB No. 20"), and retroactively expensed all start-up costs that had previously been deferred.

  UNAMORTIZED DISCOUNT

     Unamortized discount is amortized on the interest method over the term of the non-interest bearing note receivable (see Note 3).

  STOCK-BASED EMPLOYEE COMPENSATION

     For financial reporting purposes, the Company accounts for stock-based compensation in accordance with the intrinsic value method of accounting prescribed by Accounting Principles Board No. 25 ("APB No. 25"). In accordance with this method, no compensation expense is recognized in the accompanying financial statements in connection with the awarding of stock option grants to employees provided that, as of the grant date, all terms associated with the award are fixed and the fair value of the Company's stock, as of the grant date, is not greater than the amount an employee must pay to acquire the stock as defined. To the extent that stock options are granted to employees with variable terms or if the fair value of the Company's stock as of the measurement date is greater than the amount an employee must pay to acquire the stock, then the Company will recognize compensation expense. However, the fair value of options granted to non-employees are included in operating results as an expense.

     Disclosures, including pro forma operating results had the Company prepared its financial statements in accordance with the fair value based method as stated in Statement of Financial Accounting Standards No. 123 ("SFAS No. 123") in accounting for stock-based compensation, have been included in Note 10.

                      EDISON SCHOOLS INC. AND SUBSIDIARIES

  ADVERTISING EXPENSES

     Advertising costs consist primarily of print media and brochures and are expensed when the related advertising occurs. Total advertising expense for each of the three years ended June 30, 1996, 1997 and 1998 and (unaudited) for the nine months ended March 31, 1998 and 1999 amounted to approximately $110,000, $113,000, $265,000, $140,000 and $347,000, respectively.

  INCOME TAXES

     The Company recognizes deferred income taxes for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each reporting period based on enacted tax laws and statutory tax rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense consists of the tax payable for the period and the change during the period in deferred tax assets and liabilities. Prior to the reorganization (Note 1), the entity structure consisted solely of a partnership, which under present income tax regulations pays no federal income taxes. Any income or loss was included in the tax returns of the partners.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate fair value because of their short maturities. The carrying amount of the Company's capital lease and other equipment financing obligations approximates the fair value of such instruments based upon management's best estimate of interest rates that would be available to the Company for similar debt obligations at June 30, 1998.

  NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS

     In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 128, "Earnings per Share" ("SFAS No. 128"). SFAS No. 128 replaced primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effect of options, warrants and convertible securities. Diluted earnings per share is very similar to fully diluted earnings per share. Basic earnings per share is computed using the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted-average number of common and common stock equivalent shares outstanding during the period. Common stock equivalent shares, such as convertible preferred stock, stock options, and warrants, have been excluded from the computation, as their effect is antidilutive for all periods presented.

     During the year ended June 30, 1996, although then a partnership, the Company computed its earnings per share as if the Company was a corporation under the ownership which existed on November 18, 1996.

     The pro forma basic and diluted net loss per share is computed by dividing the net loss by the sum of the weighted average number of shares of common stock including the shares issued as a result of the assumed conversion of all outstanding shares of convertible preferred stock.

  MANAGEMENT ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include,

                      EDISON SCHOOLS INC. AND SUBSIDIARIES
among other things, useful lives, recoverability of equipment, deferred income tax valuation allowance, certain medical accruals and expenses in connection with stock options and warrants; actual results could differ from those estimates.

  SEGMENTS

     The Company operates in one industry segment. Operations are only conducted within the United States.

  IMPACT OF THE ADOPTION OF RECENTLY ISSUED ACCOUNTING STANDARD

     The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") in June 1998. This statement is effective in fiscal years beginning after June 15, 2000, although early adoption is permitted. This statement requires the recognition of the fair value of any derivative financial instruments on the balance sheet. Changes in fair value of the derivative and, in certain instances, changes in the fair value of an underlying hedged asset or liability, are recognized through either income or as a component of other comprehensive income. The adoption of SFAS 133 is not expected to have any effect on the Company's financial position or results of operations.

  RECLASSIFICATIONS

     Certain reclassifications have been made to the financial statements to conform with the current presentation.

3. NOTES AND OTHER RECEIVABLES:

     Notes and other receivables consist of the following:

                                                        JUNE 30,
                                                ------------------------     MARCH 31,
                                                   1997          1998          1999
                                                ----------    ----------    -----------
                                                                            (UNAUDITED)
Notes receivable due from charter
  schools(a)..................................  $  350,000    $1,526,571    $ 6,277,675
Advances due from charter schools(b)..........   3,508,238            --      5,883,999
Unbilled reimbursable costs(c)................          --            --      2,317,852
Amounts due from bank under note payable
  incurred(d).................................   1,419,690            --             --
Other receivables.............................      47,097        24,274             --
                                                ----------    ----------    -----------
                                                 5,325,025     1,550,845     14,479,526
Less, current portion.........................   5,080,675       712,325      4,897,860
                                                ----------    ----------    -----------
                                                $  244,350    $  838,520    $ 9,581,666
                                                ==========    ==========    ===========

---------------
(a) Notes receivable due from charter schools consist of non-interest bearing notes with an aggregate face value of $839,093 and $7,227,259 at June 30, 1998 and (unaudited) at March 31, 1999, respectively, less unamortized original issue discount of $1,680,887 (unaudited) at March 31, 1999. Interest is imputed on the notes at 12% per annum. The notes mature at various times in the future through the year 2002.

    Notes receivable due from charter schools also consist of interest bearing notes at 8.8% per annum. The notes amounted to $350,000, $687,478, and $731,303 at June 30, 1997, 1998 and (unaudited) at March 31, 1999 and mature at various times in the future through the year 2002.

                      EDISON SCHOOLS INC. AND SUBSIDIARIES

(b) Advances due from charter schools were converted into a non-interest bearing note receivable in July 1999. The note is due December 31, 1999 and automatically converts into a 20 year term loan with interest at 10% and regular amortization. The advances have been discounted at a rate of 12% over an expected period of refinancing. The face value of the advances (unaudited) at March 31, 1999 was $6,129,610, less unamortized discount of $245,611.

(c) Unbilled reimbursable costs are due from a philanthropic foundation.

(d) Amounts due from bank under note payable incurred with a finance company.

4. PROPERTY AND EQUIPMENT:

     Property and equipment consist of the following:

                                                     JUNE 30,
                                            ---------------------------     MARCH 31,
                                               1997            1998            1999
                                            -----------    ------------    ------------
                                                                           (UNAUDITED)
Land and buildings........................  $ 2,500,000    $  3,161,019    $         --
Leasehold improvements....................    4,274,973      11,748,747      10,824,472
Furniture, fixtures and equipment.........   13,894,021      24,199,478      36,566,807
Educational software and textbooks........    2,255,544       4,109,888       7,903,330
                                            -----------    ------------    ------------
                                             22,924,538      43,219,132      55,294,609
Accumulated depreciation and
  amortization............................   (5,068,846)    (11,576,688)    (19,232,491)
                                            -----------    ------------    ------------
     Property and equipment, net..........  $17,855,692    $ 31,642,444    $ 36,062,118
                                            ===========    ============    ============

     Assets under capital leases at June 30, 1997 and 1998, and (unaudited) at March 31, 1999 totaled $7,949,180, $5,449,180 and $5,449,180, respectively, and related accumulated amortization totaled $1,419,286, $3,021,407, and $4,231,243, respectively. Amortization expense for each of the three years ended June 30, 1996, 1997 and 1998 and (unaudited) for the nine months ended March 31, 1998 and 1999, related to assets under capital leases amounted to $319,000, $1,100,286, $1,602,121, $1,201,591 and $1,209,836, respectively.

     In March 1998, the Company purchased an office building in Trenton, New Jersey for approximately $618,000 for use as a charter school building. In September 1998, the Company began leasing the facility to the charter school for which the Company provides services (see Note 15(b)).

     In June 1998, the Company exercised an option to purchase for $2,500,000 a school building in Detroit, Michigan, which the Company had been leasing under a capitalized lease. In September 1998, the Company, which provides services at the site, sold the building to the charter school for approximately $6,300,000 and realized a loss of approximately $79,000. At the closing, the Company received approximately $4,400,000 in cash and a non-interest bearing subordinated note approximating $1,900,000, which is due on June 30, 2002 (see
Note 3(a)).

                      EDISON SCHOOLS INC. AND SUBSIDIARIES

5. ACCRUED EXPENSES:

     Accrued expenses consist of the following:

                                                        JUNE 30,
                                                ------------------------     MARCH 31,
                                                   1997          1998          1999
                                                ----------    ----------    -----------
                                                                            (UNAUDITED)
Accrued payroll and benefits..................  $1,943,537    $4,801,481    $ 5,842,402
Accrued taxes other than income...............   1,004,548       932,633      1,624,380
Design team compensation payable..............          --       796,300        796,300
Accrued other.................................          --       384,520        265,154
                                                ----------    ----------    -----------
                                                $2,948,085    $6,914,934    $ 8,528,236
                                                ==========    ==========    ===========

6. LONG-TERM DEBT:

     Long-term debt consists of the following:

                                                        JUNE 30,
                                                ------------------------     MARCH 31,
                                                   1997          1998          1999
                                                ----------    ----------    -----------
                                                                            (UNAUDITED)
Notes payable(a)..............................  $2,676,683    $8,870,955    $14,618,195
Capital leases (Note 7).......................   6,717,899     2,608,153      1,321,182
                                                ----------    ----------    -----------
                                                 9,394,582    11,479,108     15,939,377
Current portion...............................  (2,388,044)   (4,601,683)    (6,549,630)
                                                ----------    ----------    -----------
     Total long-term debt.....................  $7,006,538    $6,877,425    $ 9,389,747
                                                ==========    ==========    ===========

---------------
(a) Notes payable, at June 30, 1997 and 1998 and (unaudited) at March 31, 1999, consist of notes with five financing companies collateralized by computer equipment, furniture and other assets of the Company. All notes are similarly structured and generally provide for equal monthly installments, including interest and principal, over a term of 36 to 48 months. Monthly payments to each noteholder range from approximately $20,000 to $260,000. Certain notes also provide for a final installment of up to 15% of the original principal amount. Interest rates range from 15.0% to 20.4%.

     In connection with amounts currently outstanding under the notes payable and capital lease agreements (see Note 7), as of June 30, 1997, the Company had outstanding stock purchase warrants to lenders that provide for the purchase of up to 670,133 shares of Series A common stock with prices ranging from $1.00 to $2.00 per share. As of June 30, 1998, the Company had outstanding stock purchase warrants to lenders that provide for the purchase of up to 1,151,762 shares of Series A common stock at purchase prices ranging from $1.00 to $3.98 per share. The stock purchase warrants are exercisable either 100% at the date of grant, or 50% at the date of grant and the remainder vest ratably over the next five years. The stock purchase warrants expire at various times in the future.

     During July 1998, the Company issued to a financial institution a warrant to purchase 100,000 shares of Series A common stock at an exercise price of $4.00 per share. The warrant was exercisable immediately on the date of grant. The warrant expires on July 16, 2003. This warrant was issued in connection with equipment financing.

     The fair value of such stock purchase warrants at the date of issuance was not considered material and, therefore, the Company has allocated all of the proceeds from the related borrowings to the debt instruments.

                      EDISON SCHOOLS INC. AND SUBSIDIARIES

     The Company is subject to certain financial and reporting debt covenants, the most restrictive of which at June 30, 1998 required maintenance of a specified tangible net worth. The Company received waivers from each of two lenders for non-compliance with certain covenants.

     Aggregate maturities of long-term debt are as follows:

Fiscal Year Ending June 30,
1999....................................................  $ 4,601,683
2000....................................................    4,292,627
2001....................................................    2,450,668
2002....................................................      134,130
                                                          -----------
     Total..............................................  $11,479,108
                                                          ===========

7. LEASES:

     The Company has entered into several lease agreements for school site computers and equipment. The agreements, which are accounted for as capital leases, provide that the Company will lease equipment for terms of 36 or 42 months with interest rates of 9.5% to 9.75%. Also, the Company has entered into various non-cancelable operating leases for office space and currently leases a school site in Lansing, Michigan.

     At June 30, 1998, the present value of the minimum lease payments under the capital leases and rental commitments under operating leases with terms in excess of one year are as follows:

                                                             CAPITAL
                                                             LEASES        OPERATING LEASES
                                                          -------------    ----------------
Fiscal Year Ending June 30,
1999....................................................   $1,795,501         $1,085,825
2000....................................................      989,523          1,023,507
2001....................................................           --            639,875
2002....................................................           --            625,198
2003....................................................           --            586,575
Thereafter..............................................           --          2,598,350
                                                           ----------         ----------
Total commitments.......................................    2,785,024         $6,559,330
                                                                              ==========
Less amount representing interest.......................     (176,871)
                                                           ----------
Present value of minimum lease payments.................    2,608,153
Less current installments of capital lease obligation...   (1,588,455)
                                                           ----------
Capital lease obligations, excluding current
  installments..........................................   $1,019,698
                                                           ==========

     Total rental expense for each of the three years ended June 30, 1996, 1997 and 1998 and (unaudited) for the nine months ended March 31, 1998 and 1999 related to operating leases amounted to approximately $233,000, $524,000, $1,652,000, $1,219,000 and $2,108,000, respectively.

8. RELATED PARTY TRANSACTIONS:

  STOCKHOLDER RECEIVABLE

     The stockholder receivable reflected as a reduction in stockholders' equity consists of two notes from the Chairman of the Company. The note agreements, as amended March 1, 1997, bear interest at 5.83%

                      EDISON SCHOOLS INC. AND SUBSIDIARIES
annually and are collateralized by a life insurance policy. The receivable is due on the earlier of February 15, 2000, or the date on which employment of the Chairman is terminated the Company.

     Prior to the aforementioned amendment, accrued interest of $100,000 annually was forgiven by the Company beginning on July 1, 1995 through the date of the amendment.

  STOCKHOLDER NOTES PAYABLE

     The Series A Common and Series A-C Preferred stockholders have been issued promissory notes dated December 18, 1997 for $4,407,903 and January 1, 1998 for $592,097 (see Note 9). In addition, as part of the Series D Preferred private placement (see Note 9), the Company issued promissory notes to stockholders dated December 30, 1997 for $611,025, January 28, 1998 for $61,130 and August 24, 1998 for $487,844.

     The principal for each of the aforementioned notes is payable on the tenth anniversary dates of each note. Each note bears interest at 7% per annum, of which 50% is payable at maturity and the balance payable each April 1, starting in fiscal 1999 and thereafter.

  MANAGEMENT AGREEMENT

     The Company and WSI Inc. ("WSI"), a shareholder of the Company, entered into a five-year management agreement, dated March 15, 1995, and as amended November 15, 1996, March 1, 1997 and December 15, 1997. This agreement provides for payments of fees and expenses as approved by the Company's Board of Directors in return for consulting and other services to be rendered by WSI. Payments for each of the three years ended June 30, 1996, 1997 and 1998 and (unaudited) for the nine months ended March 31, 1998 and 1999 relating to the management agreement amounted to $141,400, $867,619, $65,123, $48,288 and
$2,746, respectively.

     The Chief Executive Officer of the Company is also the sole shareholder of WSI.

9.  COMMON AND PREFERRED STOCK:

  PREFERRED STOCK

     Preferred stock is as follows by series:

                                                              AUTHORIZED    PAR
                        DESCRIPTION                             SHARES     VALUE
                        -----------                           ----------   -----
Series A Convertible Preferred stock ("Series A
  Preferred")...............................................  31,000,000   $.01
Series B Convertible Exchangeable Preferred stock ("Series B
  Preferred")...............................................   1,010,101   $.01
Series C Convertible Exchangeable Preferred stock ("Series C
  Preferred")...............................................   6,258,608   $.01
Series D Convertible Preferred stock ("Series D
  Preferred")...............................................  25,077,843   $.01
Non-Voting Series E Convertible Preferred ("Non-Voting
  Series E Preferred")......................................   6,759,420   $.01
                                                              ----------
                                                              70,105,972
                                                              ==========

                      EDISON SCHOOLS INC. AND SUBSIDIARIES

  COMMON STOCK

     Common Stock is as follows by series:

                                                              AUTHORIZED    PAR
                        DESCRIPTION                             SHARES     VALUE
                        -----------                           ----------   -----
Series A Common Stock ("Series A Common")...................  92,708,669   $.01
Series B Common Stock ("Series B Common")...................           1   $.01
Series C Common Stock ("Series C Common")...................           1   $.01
Series D Common Stock ("Series D Common")...................           1   $.01
Series E Common Stock ("Series E Common")...................           1   $.01
Series F Common Stock ("Series F Common")...................           1   $.01
Series G Common Stock ("Series G Common")...................           1   $.01
Series H Common Stock ("Series H Common")...................           1   $.01
Non-Voting Common Stock.....................................   6,759,420   $.01
                                                              ----------
                                                              99,468,096
                                                              ==========

     Series B Common through Series H Common are known as "Special Common".

     Each share of preferred stock is convertible at any time, at the option of the holder, into one share of Series A Common. The preferred stock is subject to mandatory conversion into common stock upon the completion of an initial public offering resulting in gross proceeds of at least $50,000,000, at a per share offering price of at least $7.00 per share.

     All holders of preferred stock and common stock are entitled to share ratably in any dividends declared by the board of directors.

     On November 30, 1997, the Company's board of directors declared a dividend to be paid at a rate of 0.114213 per share to all stockholders of record on or about December 11, 1997 and payable in the form of interest bearing notes (see
Note 8) on or about December 15, 1997. The total issued and outstanding shares of common and preferred stock on the record date was 6,214,711 and 37,563,144 shares, respectively.

     The Series D Preferred and Non-Voting Series E Preferred ("Dividend Securities") stockholders are entitled to a cumulative 6% paid in kind ("PIK") dividend on the issued and outstanding shares at July 1, 2000 (the "First Dividend Date") and thereafter at a rate of 6% per annum on the issued and outstanding shares through December 2003. If the Dividend Securities are converted into shares of common stock, all accrued and unpaid PIK dividends will be converted into shares of common stock. However, PIK dividends will terminate upon certain defined future events. Dividends on other preferred stock series are non-cumulative. With respect to rights of liquidation, winding up and dissolution, Series D Preferred and Non-voting Series E Preferred rank prior to the Series A Preferred, Series B Preferred, and Series C Preferred, which all rank pari passu with each other, and all of the Company's Preferred Stock rank prior to all Common Stock of the Company. Holders of Special Common hold rights not afforded to other holders of Common Stock or Preferred Stock, such as certain rights to elect members of the Company's Board of Directors and to participate in certain votes regarding the By-Laws. Shares of Special Common are non-transferable except to the Company and as expressly set forth in the Company's Shareholders' Agreement. Each existing holder of Preferred Stock or Series A Common has certain preemptive rights to purchase in any sale of additional equity by the Company and on the same terms such additional shares as may be necessary to maintain such holder's relative percentage ownership.

                      EDISON SCHOOLS INC. AND SUBSIDIARIES

     In March 1995, the Company granted to an investment bank options to purchase 200,000 shares of Series A Common, exercisable at $0.25 per share, for services rendered in raising equity financing. The options vested immediately on the grant date. The options expire on July 2, 2002.

     The Series D Preferred was sold to accredited investors for a unit price of $3.98. A unit included a share of Series D Preferred, three options for fractional shares of Series A Common, and a note payable for 11.4 cents per share. Of the three options included in the unit, the first option entitles the holder to 0.019191 shares of Series A Common at an exercise price of $10.00 per share. On December 31, 1997, the grant date, 70% of these options vest immediately, of which 50% expire five years from the grant date and the remainder expire ratably over the next two years. The balance vest 10% annually commencing June 30, 1998 and expire five years after vesting. The second option entitles the holder to 0.019191 shares of Series A Common at an exercise price of $1.50 per share. However, these options vest immediately upon a successful initial public offering, as defined. These options expire ten years after vesting. The third option entitles the holder to 0.028786 shares of Series A Common at an exercise price of $8.00 per share. However, these options only vest if the Company is a public company and its closing price is $16.00 per share for more than 90 consecutive days. These options expire ten years after vesting.

     In addition, WSI, a stockholder, holds two options to purchase shares of the Company's Series A Common. Under the first option, WSI has the right to purchase up to 850,000 shares at $10 per share whereby 500,000 shares vested immediately and commencing on June 30, 1996, 100,000 shares vest annually for each of the following three years and 50,000 shares vest in the final year. Under the second option, WSI has the right to purchase up to 1,000,000 shares at $20 per share whereby 500,000 shares vested immediately and commencing on June 30, 1996, 100,000 shares vest annually for each of the next five years. The options expire in years 2003 through 2005.

     As of June 30, 1998, stock options issued and outstanding in conjunction with the Series D preferred private placement entitled the holders to purchase 395,282 shares of Series A Common.

     In June 1998, the Company, in exchange for $2,500,000, issued 3,775,000 warrants to a philanthropic foundation to purchase 3,775,000 shares of Series D Preferred at the price of $3.98 per share. Certain provisions of the warrant agreement require such funds to be applied towards the pre-opening expenses and start-up investments with respect to certain schools that the Company operates.

     In August 1998, additional stock options were issued in conjunction with the issuance of Series D Preferred units, which entitled the holders to purchase 286,878 shares of Series A Common.

                      EDISON SCHOOLS INC. AND SUBSIDIARIES

10. STOCK OPTIONS:

  Employee Stock Options

     A summary of the Company's stock option activity is as follows:

                                                             WEIGHTED          STOCK         WEIGHTED
                                                            AVERAGE OF        OPTIONS       AVERAGE OF
                                               SHARES     EXERCISE PRICES   EXERCISABLE   EXERCISE PRICE
                                             ----------   ---------------   -----------   --------------
Under option at June 30, 1996..............   3,194,419       $ 1.24           709,877        $1.22
Options granted in 1997....................     945,000       $ 1.50
Options exercised in 1997..................          --           --
Options cancelled in 1997..................     (17,690)      $ 1.25
                                             ----------                      ---------
Under option at June 30, 1997..............   4,121,729       $ 1.30         1,276,425        $1.25
                                                     --
Options granted in 1998....................   9,566,220       $14.14
Options exercised in 1998..................          --           --
Options cancelled in 1998..................     (20,954)      $ 1.25
                                             ----------                      ---------
Under option at June 30, 1998..............  13,666,995       $10.26         2,506,918        $1.28
Options granted in 1999....................     166,291       $ 5.72
Options exercised in 1999..................
Options cancelled in 1999..................    (237,509)      $ 1.71
                                             ----------                      ---------
Under option at March 31, 1999
  (unaudited)..............................  13,595,777       $10.53         3,210,316        $1.47
                                             ==========                      =========

     The following table summarizes information about stock options outstanding at June 30, 1998:

                                                OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
                                    --------------------------------------------   ------------------------
                                                          WEIGHTED
                                                          AVERAGE      WEIGHTED                   WEIGHTED
                                                         REMAINING    AVERAGE OF                 AVERAGE OF
             RANGE OF                     SHARES         CONTRACTED    EXERCISE      SHARES       EXERCISE
         EXERCISE PRICES               OUTSTANDING          LIFE        PRICES     EXERCISABLE     PRICES
         ---------------            ------------------   ----------   ----------   -----------   ----------
$1.00 - $4.00.....................       6,866,995          2.9         $ 1.72      2,506,918      $1.22
$8.00 - $28.00....................       6,800,000          3.8         $19.18             --
                                        ----------                                  ---------
                                        13,666,995                                  2,506,918
                                        ==========                                  =========

     Had compensation cost for the Company's stock option issuances been determined based on the fair value at the grant date for awards in each of the three years ended June 30, 1996, 1997 and 1998 consistent with the provisions of SFAS No. 123, the Company's net loss attributable to common stockholders would have been adjusted to the pro forma amounts indicated below:

                                                                YEAR ENDED JUNE 30,
                                                     ------------------------------------------
                                                         1996           1997           1998
                                                     ------------   ------------   ------------
Net loss attributable to common stockholders -- as
  reported.........................................  $(10,103,619)  $(11,521,595)  $(26,601,349)
Net loss attributable to common stockholders -- pro
  forma............................................  $(10,169,730)  $(11,631,534)  $(26,926,825)
Basic and diluted net loss attributable to common
  stockholders per share -- as reported............  $      (1.63)  $      (1.85)  $      (4.28)
Basic net loss attributable to common stockholders
  per share -- pro forma...........................  $      (1.64)  $      (1.87)  $      (4.33)

                      EDISON SCHOOLS INC. AND SUBSIDIARIES

     The fair value of each option grant is estimated on the date of the grant using the "Black-Scholes Option-pricing Model" with the following weighted average assumptions used for grants for each of the years ended June 30, 1996, 1997 and 1998; zero dividend yield; no volatility (all options were issued prior to the effectiveness of the Company's initial public offering described in Note 15(m)); a weighted average risk-free interest rate of 5.48%, 6.33% and 5.69%, respectively; and expected lives of 4.9, 5.3 and 3.0 years, respectively.

11. INCOME TAXES:

     There is no provision for federal or state and local income taxes pro forma or otherwise, for the years ended June 30, 1996, 1997 and 1998 and (unaudited) for the nine months ended March 31, 1998 and 1999 since the Company has incurred operating losses and due to the uncertainty of the Company's ability to realize the tax benefit of such losses, a valuation allowance has been established to equal the total net deferred tax assets.

          The components of net deferred tax asset are as follows:

                                                                    JUNE 30,
                                                           ---------------------------
                                                              1997            1998
                                                           -----------    ------------
Deferred tax assets:
  Net operating loss carryforward........................  $ 5,400,000    $ 16,938,000
  Accrued liabilities....................................      164,000              --
  Partnership investment.................................      373,000              --
  Organizational costs...................................           --          18,000
                                                           -----------    ------------
     Total deferred tax assets...........................    5,937,000      16,956,000
                                                           -----------    ------------
Deferred tax liabilities:
  Partnership investment.................................           --       4,651,000
                                                           -----------    ------------
     Total deferred tax liabilities......................           --       4,651,000
                                                           -----------    ------------
Net benefit for income taxes.............................    5,937,000      12,305,000
Valuation allowance......................................   (5,937,000)    (12,305,000)
                                                           -----------    ------------
     Net deferred tax asset..............................  $        --    $         --
                                                           ===========    ============

     At June 30, 1998, the Company had approximately $44,523,000 of net operating loss carryforwards available to reduce its future taxable income. Under current Federal income tax law, such carryforwards will expire in 2013.

12. EMPLOYEE BENEFIT PLANS:

     The Company has established a 401(k) Plan for substantially all full-time employees. The Company matches each participant's contribution up to 50% of the first $1,000. Participants become fully vested in the match after one year. Contributions to the 401(k) Plan made by the Company for each of the three years ended June 30, 1996, 1997 and 1998 and (unaudited) for the nine months ended March 31, 1998 and 1999 related to the 401(k) Plan amounted to $9,390, $19,179, $28,936, $23,539 and $49,911, respectively.

                      EDISON SCHOOLS INC. AND SUBSIDIARIES

13. COMMITMENTS AND CONTINGENCIES:

  LITIGATION

     The Company is subject to occasional lawsuits, investigations and claims arising out of the normal conduct of its business. Management does not believe the outcome of any pending claims will have a material adverse impact on the Company's financial position or results of operations.

  EMPLOYMENT AGREEMENTS

     The Company has entered into employment agreements with certain of its executives. Such agreements may be terminated by either the executive or the Company at any time and provide, among other things, certain termination benefits. As of June 30, 1998, the aggregate termination benefits of the executives and certain other employees approximated $3,900,000.

  SETTLEMENT AGREEMENTS

     In connection with the development of certain parts of the core curriculum, agreements were entered into with former employees to compensate them for services rendered. Two former employees who provided such services had bonus agreements while employed with the Company which amounted to $888,900 and were contingent upon the occurrence of a qualified equity transaction. Such a transaction occurred in December 1997, which triggered the obligation to be payable in three equal annual installments beginning twelve months after the equity transaction. In addition, the Company entered into settlement agreements with three other former employees who, while employed, rendered such services for an aggregated obligation of $1,825,000. Upon execution of the settlement agreements dated January 30, 1998, $825,000 was paid immediately, while the balance of $1,000,000 is payable in two equal annual installments of principal plus interest on the first and second anniversary date of the agreements. Interest is computed at the rate of 6% per annum. In addition, the attorney who rendered legal services in connection with the settlement agreements was paid $10,000. The aforementioned expenses are included in design team compensation for the year ended June 30, 1998.

  GUARANTEES

     The Company has also guaranteed certain debt obligations of charter school boards with which it has management agreements. As of June 30, 1998, the Company had provided guarantees totaling approximately $4,000,000. An additional guarantee of approximately $900,000 was provided in September 1998 in connection with the sale of the Detroit facility (see Note 4).

     As guarantor, the Company is required to maintain minimum cash balances that may increase under certain circumstances due to the Company's guarantor agreements with the lending financial institutions.

14. CONCENTRATION OF CREDIT RISK

     Financial instruments which potentially subject the Company to credit risk consist primarily of cash and cash equivalents and trade receivables. The Company manages its credit risk by maintaining cash and cash equivalents with financial institutions that it believes are financially sound and through the contractual arrangements that it has entered into with each district and charter school.

     Trade receivables are primarily short-term receivables from various district and charter schools. Credit risk is affected by changing conditions within the economy of individual states and school districts in which the Company operates. The Company establishes an allowance for doubtful accounts, if necessary, based upon factors surrounding the credit risk of specific customers, historical trends and other information.

                      EDISON SCHOOLS INC. AND SUBSIDIARIES

     Notes receivable from charter schools are both short-term and long-term from certain charter schools. Credit risk associated with those amounts is affected not only by the economy of individual states and school districts in which the charter school operates, but the continued existence of charter school laws. The Company establishes an allowance of uncollectible amounts, if appropriate, based upon factors surrounding the credit risk of the specific charter schools, historical trends and other information.

15. SUBSEQUENT EVENTS (UNAUDITED):

(a) On December 14, 1998, in conjunction with the Series D Preferred private placement offering, the Company issued 3,945,224 shares of Series D Preferred for $15,211,958, interest bearing promissory notes for $450,595 and stock options to purchase 264,979 shares of Series A Common.

(b) In December 1998, the Company sold the building that housed a charter school in Trenton to a real estate investment trust, and simultaneously entered into an 18 year operating lease for the building. At closing the Company received approximately $6,000,000 in cash and realized a gain of approximately $28,000 on the sale of the building. The initial rent expense under the lease is approximately $640,000 per year subject to annual inflationary increases. Under the lease, the Company is responsible for the maintenance, taxes and utilities on the building.

(c) On June 4, 1999 and on July 2, 1999, the Company filed amendments to its Certificate of Incorporation with the state of Delaware. Under the amended certificate, there were changes to the capitalization structure. The authorized capital stock subsequent to the amended articles consist of 114,893,179 shares of Common Stock, par value $0.01 per share, and 85,531,054 shares of Preferred Stock, par value $0.01 per share, representing an additional authorization of 15,425,083 shares of Common Stock and an additional 15,425,082 shares of Preferred Stock. Of the total increase in Common Stock, 11,757,476 shares were designated as Series A Common, one share of Series I Common Stock was authorized, and an additional 4,212,322 shares were designated as Non-Voting Common Stock. Two new classes of Preferred Stock were authorized including 11,757,476 shares of Series F Convertible Preferred Stock and 3,667,606 shares of Non-Voting Series G Convertible Preferred Stock. The Series F Convertible Preferred Stock and the Non-Voting Series G Preferred Stock rank prior to the Series A, B and C Preferred Stock and the Common Stock.

(d) In June 1999, the Company completed an equity private placement financing transaction for total proceeds of $29,258,477 in exchange for 3,957,476 shares of Series F Convertible Preferred Stock, par value $0.01 per share, and 800,000 shares of Non-Voting Series G Preferred Stock, par value $0.01 per share. The purchase price was $6.15 per share.

(e) The board of directors approved on October 20, 1998, then amended on June 30, 1999 the 1998 Site Option Plan (the "Site Plan"). A maximum of 1,500,000 shares of Series A Common can be awarded under the Site Plan. The options under this plan cover all persons who perform services at the Company's school. The options granted are intended to qualify under section 422 of the Internal Revenue Code of 1986 as nonstatutory options. Options granted will have an exercise price equal to the fair market value of the Series A Common at the grant date. The vesting of the options is determined by the board of the directors, but they only become exercisable on the earlier of an initial public offering or February 16, 2006. The options expire ten years after the date of grant. As of March 31, 1999, the Company has granted 126,217 of these options. On July 9, 1999, the Company granted options to purchase 808,731 shares of Series A Common.

(f) The board of directors on June 30, 1999 approved the adoption of the 1999 Stock Option Plan (the "1999 Plan"). A maximum of 1,000,000 shares of Series A Common can be awarded under the 1999 Plan. The options granted cover all employees except senior executives and are intended to qualify under Section 422 of the Internal Revenue Code of 1986 as nonstatutory options. Options granted will

                      EDISON SCHOOLS INC. AND SUBSIDIARIES
    have an exercise price equal to the fair market value of the Series A Common at the grant date. The board determines the vesting of the options for each employee but they only become exercisable on the earlier of an initial public offering or February 16, 2006. The options expire ten years after the date of grant. On June 30, 1999, the Company granted options to purchase 397,000 shares of Series A Common. On July 9, 1999, the Company granted options to purchase 399,500 shares of Series A Common.

(g) The board of directors on June 30, 1999 approved the adoption of the 1999 Key Stock Incentive Plan (the "Plan"). A maximum of 1,000,000 shares of Series A Common can be awarded under the Plan. The options granted cover a variety of stock-based awards to senior executives, officers and directors and are intended to qualify under section 422 of the Internal Revenue Code of 1986 as nonstatutory stock options. Options granted will have an exercise price equal to the fair market value of the Series A Common at the grant date. Each option is exercisable as determined by the board of directors and included in each option agreement. On June 30, 1999, the Company granted options to purchase 876,000 shares of Series A Common.

(h) In July 1999, the Company completed a private placement financing transaction for total proceeds of $41,741,518 in exchange for 6,787,238 shares of Series F Convertible Preferred Stock, par value $0.01 per share and one share of Series I Common Stock.

(i) In July 1999, the Company entered into a preferred stock purchase agreement with an unrelated corporation providing for the purchase of up to 2,000,000 shares of the other corporation's preferred stock, par value $0.001 per share, for a purchase price of $5.00 per share. The Company purchased 1,000,000 shares in July 1999 for a total investment of $5,000,000, which represents approximately a 16.5% ownership in the unrelated corporation. Under the agreement, if the unrelated corporation sells additional shares of its preferred stock prior to the second anniversary of the closing, the Company will be required to purchase up to $5,000,000 of additional shares of preferred stock.

(j) The Company, during the fourth quarter of fiscal 1999, made amendments to existing options which resulted in a new measurement date. As a result, stock-based compensation expense representing the difference between the exercise price of the options and the deemed fair market value at that time will be recorded. In this regard, we expect to recognize a one-time expense of approximately $18,000,000 in the fourth quarter of fiscal 1999, as well as additional expenses aggregating approximately $5,600,000 that will be recognized over the vesting periods of the individual stock options.

(k) On June 29, 1999, the Company received a non-interest bearing note with a face value of $2,639,000 due on June 30, 2002. The note covers advances due from the Detroit charter school.

(l) On July 20, 1999, the Company's board of directors approved the filing of a registration statement with the Securities and Exchange Commission for an initial public offering of up to $172,500,000 of its Common Stock.

     DESCRIPTION OF GRAPHICAL MATERIAL ON INSIDE OF BACK COVER:

     PHOTOGRAPH OF FLOWER ABOVE THE NAME EDISON SCHOOLS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     THROUGH AND INCLUDING                , 1999 (THE 25TH DAY AFTER THE DATE OF
THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS AN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                                 SHARES

                                     [LOGO]

                              EDISON SCHOOLS INC.

                              CLASS A COMMON STOCK

                             ----------------------

                                   PROSPECTUS
                             ----------------------

                              MERRILL LYNCH & CO.
                         BANC OF AMERICA SECURITIES LLC
                           CREDIT SUISSE FIRST BOSTON
                          DONALDSON, LUFKIN & JENRETTE
                               J.P. MORGAN & CO.

                                            , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                [ALTERNATIVE PAGE FOR INTERNATIONAL PROSPECTUS]
                             SUBJECT TO COMPLETION
                  PRELIMINARY PROSPECTUS DATED AUGUST 2, 1999

PROSPECTUS

                                                  SHARES         [LOGO]

                              EDISON SCHOOLS INC.
                              CLASS A COMMON STOCK
                             ----------------------
     This is Edison Schools Inc.'s initial public offering of class A common
stock. The international managers will offer                shares of class A
common stock outside the United States and Canada and the U.S. underwriters will
offer                shares of class A common stock in the United States and
Canada.

     We expect the public offering price to be between $     and $     per
share. Currently, no public market exists for the class A common stock. After pricing of the offering, we expect that the class A common stock will trade on the Nasdaq National Market under the symbol "EDSN."

     We have two classes of common stock, class A common stock and class B common stock. Holders of class A common stock generally have the same rights as holders of class B common stock, except that holders of class A common stock have one vote per share, while holders of class B common stock have ten votes per share. In addition, holders of class B common stock will be able to elect four of the 11 members of our board of directors and the holders of class A common stock will be able to elect the remaining seven directors. The holders of class A common stock and class B common stock will have cumulative voting rights in the election of their respective directors.

      INVESTING IN THE CLASS A COMMON STOCK INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 11 OF THIS PROSPECTUS.
                             ----------------------

                                                                 PER SHARE         TOTAL
                                                                 ---------         -----
Public offering price......................................         $                $
Underwriting discount......................................         $                $
Proceeds, before expenses, to Edison Schools Inc. .........         $                $

     The international managers may also purchase up to an additional shares of class A common stock at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments. The U.S. underwriters may similarly purchase up to an aggregate
of an additional           shares of class A common stock.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     We expect that the shares of class A common stock will be ready for
delivery in New York, New York on or about              , 1999.

                             ----------------------

MERRILL LYNCH INTERNATIONAL
          BANK OF AMERICA INTERNATIONAL LIMITED
                      CREDIT SUISSE FIRST BOSTON
                                 DONALDSON, LUFKIN & JENRETTE
                                           J.P. MORGAN SECURITIES LTD.
                             ----------------------
             THE DATE OF THIS PROSPECTUS IS                , 1999.

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
                                      ALT-1

                [ALTERNATIVE PAGE FOR INTERNATIONAL PROSPECTUS]
                                  UNDERWRITING

GENERAL

     Merrill Lynch International, Bank of America International Limited, Credit Suisse First Boston (Europe) Limited, Donaldson, Lufkin & Jenrette International and J.P. Morgan Securities Ltd. are acting as lead managers for each of the international managers named below. Subject to the terms and conditions set forth in an international purchase agreement among Edison and the international
managers, and concurrently with the sale of                shares of class A
common stock to the U.S. underwriters, Edison has agreed to sell to the international managers, and each of the international managers severally and not jointly has agreed to purchase from Edison the number of shares of class A common stock set forth opposite its name below.

                                                              NUMBER OF
                   INTERNATIONAL MANAGERS                      SHARES
                   ----------------------                     ---------
Merrill Lynch International.................................
Bank of America International Limited.......................
Credit Suisse First Boston (Europe) Limited.................
Donaldson, Lufkin & Jenrette International..................
J.P. Morgan Securities Ltd..................................
                                                              --------
             Total..........................................

     Edison has also entered into a U.S. purchase agreement with certain underwriters in the United States and Canada for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC, Credit Suisse First Boston Corporation, Donaldson, Lufkin & Jenrette Securities Corporation and J.P. Morgan Securities Inc. are acting as representatives. Subject to the terms and conditions set forth in the U.S. purchase agreement, and concurrently with the
sale of                shares of class A common stock to the international
managers pursuant to the international purchase agreement, Edison has agreed to sell to the U.S. underwriters, and the U.S. underwriters severally have agreed
to purchase from Edison, an aggregate of                shares of class A common
stock. The initial public offering price per share and the total underwriting discount per share of class A common stock are identical under the international purchase agreement and the U.S. purchase agreement.

     In the international purchase agreement and the U.S. purchase agreement, the several international managers and the several U.S. underwriters, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of class A common stock being sold pursuant to each such agreement if any of the shares of class A common stock being sold pursuant to such agreement are purchased. In the event of a default by an underwriter, the international purchase agreement and the U.S. purchase agreement provide that, in specified circumstances, the purchase commitments of non-defaulting underwriters may be increased or the purchase agreements may be terminated. The closings with respect to the sale of shares of class A common stock to be purchased by the international managers and the U.S. underwriters are conditioned upon one another.

     The lead managers have advised Edison that the international managers propose initially to offer the shares of class A common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not in excess of
$     per share of class A common stock. The international managers may allow,
and such dealers may reallow, a discount not in excess of $     per share of
class A common stock to certain other dealers. After the initial public offering, the public offering price, concession and discount may change.

OVER-ALLOTMENT OPTION

     Edison has granted options to the international managers, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of additional shares of class A common stock at the initial public offering price set forth on the cover page of this prospectus, less the underwriting

                                      ALT-2

                [ALTERNATIVE PAGE FOR INTERNATIONAL PROSPECTUS]

discount. The international managers may exercise these options solely to cover over-allotments, if any, made on the sale of the common stock offered in this prospectus. To the extent that the international managers exercise these options, each international manager will be obligated, subject to certain conditions, to purchase a number of additional shares of class A common stock proportionate to that international manager's initial amount reflected in the above table. Edison has granted options to the U.S. underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of additional shares of class A common stock to cover over-allotments, if any, on terms similar to those granted to the international managers.

COMMISSIONS AND DISCOUNTS

     The following table shows the per share and total underwriting discount to be paid by Edison to the underwriters and the proceeds before expenses to Edison. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment options.

                                                         PER SHARE    WITHOUT OPTION    WITH OPTION
                                                         ---------    --------------    -----------
Public offering price..................................         $              $                  $
Underwriting discount..................................
Proceeds, before expenses, to Edison...................

     The expenses of the offering, exclusive of the underwriting discount, are
estimated at $     million and are payable by Edison.

     The shares of class A common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and certain other conditions. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

RESERVED SHARES

     At Edison's request, the underwriters have reserved for sale, at the
initial public offering price, up to                of the shares offered hereby
for employees, directors and other persons with relationships with Edison who have expressed an interest in purchasing shares of class A common stock in the offering. The number of shares of class A common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus.

NO SALES OF CLASS A COMMON STOCK OR SIMILAR SECURITIES

     Edison and Edison's executive officers and directors and all existing stockholders have agreed, subject to certain exceptions, not to directly or indirectly

     - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option -- other than options granted by Edison pursuant its stock options plans -- right or warrant for the sale of or otherwise dispose of or transfer any shares of class A common stock or securities convertible into exchangeable or exercisable for class A common stock, including class B common stock, whether now owned or thereafter acquired by the person executing the agreement or with respect to which the person executing the agreement thereafter acquires the power of disposition, or file a registration statement under the Securities Act with respect to the foregoing; or

     - enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of the class A common stock whether any such swap or transaction is to be settled by delivery of class A common stock or other securities, in cash or otherwise,

                                      ALT-3

                [ALTERNATIVE PAGE FOR INTERNATIONAL PROSPECTUS]

without the prior written consent of Merrill Lynch on behalf of the underwriters for a period of 180 days after the date of this prospectus. See "Shares Eligible for Future Sale."

NASDAQ NATIONAL MARKET LISTING

     Application has been made to list the class A common stock on the Nasdaq National Market under the trading symbol "EDSN."

     Prior to the offering, there has been no public market for Edison's class A common stock. The initial public offering price will be determined through negotiations between Edison and the representatives and the lead managers. The factors to be considered in determining the initial public offering price, in addition to prevailing market conditions, are:

     - price-earnings ratio of publicly traded companies that the representatives and the lead managers believe to be comparable to Edison;

     - certain financial information of Edison;

     - the history of, and the prospects for, Edison and the industry in which it competes; and

     - an assessment of (1) Edison's management, (2) its past and present operations, (3) the prospects for, and timing of, future revenue of Edison, (4) the present state of Edison's developments and (5) the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to Edison.

     There can be no assurance that an active trading market will develop for the class A common stock or that the class A common stock will trade in the public market subsequent to the offering at or above the initial public offering price.

     The underwriters do not expect sales of the class A common stock to any accounts over which they exercise discretionary authority to exceed 5% of the number of shares being offered hereby. The underwriters will not confirm sales of the class A common stock to any account over which they exercise discretionary authority without the prior written specific approval of the customer.

INTERSYNDICATE AGREEMENT

     The international managers and the U.S. underwriters have entered into an intersyndicate agreement that provides for the coordination of their activities. Pursuant to the intersyndicate agreement, the international managers and the U.S. underwriters are permitted to sell shares of class A common stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the intersyndicate agreement, the U.S. underwriters and any dealer to whom they sell shares of class A common stock will not offer to sell or sell shares of class A common stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the international managers any dealer to whom they sell shares of class A common stock will not offer to sell or sell shares of class A common stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, except in the case of transactions pursuant to the intersyndicate agreement.

     Edison has agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make for those liabilities.

PRICE STABILIZATION AND SHORT POSITIONS

     Until the distribution of the class A common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and certain selling group members to bid for and purchase the class A common stock. As an exception to these rules, the representatives are permitted to engage in certain transactions that stabilize the price of the class A common stock. Those transactions

                                      ALT-4

                [ALTERNATIVE PAGE FOR INTERNATIONAL PROSPECTUS]

consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the class A common stock.

     The underwriters may create a short position in the class A common stock in connection with the offering. This means that if they sell more shares of class A common stock than are set forth on the cover page of this prospectus. In that case, the representatives and lead managers, respectively, may reduce that short position by purchasing class A common stock in the open market. The representatives and lead managers, respectively, may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

PENALTY BIDS

     The lead managers and representatives, respectively, may also impose a penalty bid on certain underwriters and selling group members. This means that if the lead managers and representatives, respectively, purchase shares of class A common stock in the open market to reduce the underwriters' short position or to stabilize the price of the class A common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of the class A common stock to the extent that it discourages resales of the class A common stock.

     Neither Edison nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the class A common stock. In addition, neither Edison nor any of the underwriters makes any representation that the lead managers or representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

QUALIFIED INDEPENDENT UNDERWRITER

     Sprout Capital VI, L.P., Sprout Capital VII, L.P., The Sprout CEO Fund, L.P. and DLJ Capital Corporation (collectively, the "Sprout Entities") are affiliates of Donaldson, Lufkin & Jenrette Securities Corporation, one of the underwriters. As described under "Principal Stockholders," the Sprout Entities
beneficially own an aggregate of        shares of the outstanding class A common
stock and        shares of the outstanding class B common stock, which represent more than 10% of the outstanding class A and class B common stock. Of these
shares,        shares of class A common stock and        shares of class B
common stock are subject to a voting trust agreement and are held and voted by
an independent third party,             , as voting trustee. For additional
information concerning the Sprout Entities' ownership of Edison's capital stock, see "Related Party Transactions".

     Because the Sprout Entities affiliated with Donaldson, Lufkin & Jenrette Securities Corporation beneficially own more than 10% of the outstanding class A and class B common stock, the offerings will be conducted in accordance with Conduct Rule 2720 of the National Association of Securities Dealers, Inc., which requires that the public offering price of an equity security be no higher than the price recommended by a Qualified Independent Underwriter which has participated in the preparation of the Registration Statement and performed its usual standard of due diligence with respect thereto. Merrill Lynch has agreed to act as Qualified Independent Underwriter with respect to the U.S. offering and the international offering, and the public offering price of the class A common stock will be no higher than that recommended by Merrill Lynch. Edison has agreed to indemnify Merrill Lynch in its capacity as Qualified Independent Underwriter against certain liabilities, including certain liabilities under the Securities Act.

OTHER RELATIONSHIPS

     Merrill Lynch, Banc of America Securities LLC and J.P. Morgan Securities Ltd. have acted as placement agents in connection with private placements of Edison's capital stock. Affiliates of J.P. Morgan are stockholders of Edison. See "Principal Stockholders" and "Related Party Transactions".

                                      ALT-5

                [ALTERNATIVE PAGE FOR INTERNATIONAL PROSPECTUS]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     THROUGH AND INCLUDING                , 1999 (THE 25TH DAY AFTER THE DATE OF
THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS AN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                                 SHARES

                                     [LOGO]

                              EDISON SCHOOLS INC.

                              CLASS A COMMON STOCK

                             ----------------------

                                   PROSPECTUS
                             ----------------------

                          MERRILL LYNCH INTERNATIONAL
                     BANK OF AMERICA INTERNATIONAL LIMITED
                           CREDIT SUISSE FIRST BOSTON
                          DONALDSON, LUFKIN & JENRETTE
                          J.P. MORGAN SECURITIES LTD.

                                            , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                      ALT-7

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses, other than the underwriting discount, payable by the Registrant in connection with the sale of class A common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fees and the Nasdaq National Market listing fee.

SEC registration fee........................................  $47,955
NASD filing fee.............................................   17,750
Nasdaq National Market listing fee..........................        *
Printing and engraving expenses.............................        *
Legal fees and expenses.....................................        *
Accounting fees and expenses................................        *
Blue Sky fees and expenses (including legal fees)...........        *
Transfer agent and registrar fees and expenses..............        *
Miscellaneous...............................................        *
                                                              -------
          Total.............................................  $     *
                                                              =======

---------------
* To be filed by amendment

     The Company will bear all expenses shown above.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Registrant's Fifth Amended and Restated Certificate of Incorporation (the "Restated Certificate"), which will be in effect following this offering, provides that, except to the extent prohibited by the Delaware General Corporation Law (the "DGCL"), the Registrant's directors shall not be personally liable to the Registrant or its stockholders for monetary damages for any breach of fiduciary duty as directors of the Registrant. Under the DGCL, the directors have a fiduciary duty to the Registrant which is not eliminated by this provision of the Restated Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director's duty of loyalty to the Registrant, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by the DGCL. This provision also does not affect the directors' responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws. The Registrant has obtained liability insurance for its officers and directors.

     Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the DGCL including for an unlawful payment of dividend or unlawful stock purchase or redemption, or
(iv) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's by-laws, any agreement, a vote of stockholders or otherwise. The Restated Certificate eliminates the personal liability of directors to the fullest extent permitted by the DGCL and, together with the Registrant's Second Amended and Restated

By-Laws (the "Restated By-Laws"), which will be in effect following this offering, provides that the Registrant shall fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding. Reference is made to the Registrant's Form of Amended and Restated Certificate of Incorporation and Form of Amended and Restated By-Laws filed as Exhibits 3.2 and 3.4 hereto, respectively.

     Two of the directors of the Registrant are also officers of DLJ Capital Corporation ("DLJCC"), and are serving on the Registrant's Board of Directors at the request of Sprout Capital VI, L.P., Sprout Capital VII, L.P. and Sprout CEO Fund, L.P. (collectively, the "Sprout Partnerships") and DLJCC. Pursuant to the partnership agreements of each of the Sprout Partnerships, each Sprout Partnership will indemnify officers of DLJCC when they are representing such Sprout Partnership on the board of directors of a corporation of which such Sprout Partnership is an investor, provided that such officers acted in good faith and in the manner such officers reasonably believed to be in the best interests of such Sprout Partnership.

     The U.S. Purchase Agreement and the International Purchase Agreement provide that the Underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of the Registrant against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Act"). Reference is made to the forms of the U.S. Purchase Agreement and the International Purchase Agreement to be filed as Exhibits 1.1 and 1.2 hereto.

     At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the Restated Certificate. The Registrant is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     Since June 30, 1996, the Registrant has issued the following securities that were not registered under the Securities Act as summarized below.

  (a) Issuances of Capital Stock and Warrants.

     In July 1996, the Registrant, which was then a partnership, issued partnership interests to private investors in return for capital contributions aggregating $12.3 million.

     In November 1996, the Registrant converted from a partnership to a corporation and issued 6,214,704 shares of series A common stock and 21,149,993 shares of series A convertible preferred stock in exchange for partnership interests of existing investors. In November 1996, the Registrant also sold 9,144,442 shares of series A convertible preferred stock, one share of series B common stock, one share of series C common stock, one share of series D common stock, one share of series E common stock and one share of series F common stock to a group of private investors for an aggregate sale price of $13,716,663.

     In February 1997, in connection with an equipment financing, the Registrant issued to an equipment financing firm a warrant to purchase up to 213,333 shares of series A convertible preferred stock.

     In March 1997, the Registrant sold 1,010,101 shares of series B convertible exchangeable preferred stock to a private investor for an aggregate sale price of $1,666,666.

     In May 1997, the Registrant sold 5,201,135 shares of series C convertible exchangeable preferred stock to a group of private investors for an aggregate sale price of $15,083,291.

     In June 1997, (i) in connection with an equipment financing, the Registrant issued to an equipment financing firm a warrant which currently represents the right to purchase up to 50,000 shares of series A common stock, and (ii) in connection with another equipment financing the Registrant issued to an equipment financing firm a warrant to purchase up to 45,000 shares of series A common stock.

     In August 1997, in connection with an equipment financing, the Registrant issued to an equipment financing firm a warrant to purchase up to 77,000 shares of series A common stock.

     In October 1997, in connection with an equipment financing, the Registrant issued to an equipment financing firm a warrant which currently represents the right to purchase up to 250,000 shares of series A common stock.

     In November 1997, in connection with an equipment financing, the Registrant issued to an equipment financing firm a warrant to purchase up to 129,504 shares of series A common stock.

     In December 1997, as a purchase price adjustment for the group of private investors who participated in the May 1997 sale of series C convertible exchangeable preferred stock, the Registrant issued 1,057,473 shares of series C convertible exchangeable preferred stock to such investors for no additional consideration.

     In December 1997, the Registrant also sold 5,885,145 shares of series D convertible preferred stock, one share of series G common stock, one share of series H common stock, options to purchase 395,280 shares of series A common stock and promissory notes in the aggregate principal amount of $1,908,429 to a group of private investors for an aggregate sale price of $23,422,877.

     In January 1998, in connection with an equipment financing, the Registrant issued to an equipment financing firm a warrant to purchase up to 25,125 shares of series A common stock.

     In June 1998, in connection with an investment a philanthropic foundation, the Registrant issued to the foundation a warrant to purchase up to 3,775,000 shares of series D convertible preferred common stock.

     In July 1998, in connection with an equipment financing, the Registrant issued to an equipment financing firm a warrant to purchase up to 100,000 shares of series A common stock.

     In August 1998, the Registrant also sold 4,271,352 shares of series D convertible preferred stock, options to purchase 286,878 shares of series A common stock and promissory notes in the aggregate principal amount of $487,843 to a group of private investors for an aggregate sale price of $17 million.

     In December 1998, the Registrant also sold 3,945,224 shares of series D convertible preferred stock, options to purchase 264,979 shares of series A common stock and promissory notes in the aggregate principal amount of $450,595 to a group of private investors for an aggregate sale price of $15,702,003.

     In June 1999, the Registrant sold 3,957,476 shares of series F convertible preferred stock and 800,000 shares of non-voting series G convertible preferred stock to a group of private investors for an aggregate sale price of $29,258,477.

     In July 1999, the Registrant sold 6,787,238 shares of Series F Convertible Preferred Stock and one share of series I common stock to a group of private investors for an aggregate sale price of $41,741,518.

     Upon the closing of this offering, each share of common stock and each share of preferred stock will convert, automatically and without additional
consideration, into        shares of class A common stock and        shares of
class B common stock.

(b) Certain Grants and Exercises of Stock Options.

     The Registrant's 1998 Site Option Plan (the "Site Plan") was adopted by the Board of Directors in October 1998 and approved by the stockholders of Edison in July 1999. As of June 30, 1999, options to purchase 126,217 shares of series A common stock were outstanding under the Site Plan. The Registrant's 1999 Stock Option Plan (the "Stock Option Plan") was adopted by the Board of Directors in June 1999 and approved by the stockholders of Edison in July 1999. As of June 30, 1999, options to purchase June 1999 shares of 397,000 series A common stock were outstanding under the Stock Option Plan. The Registrant's 1999 Key Stock Incentive Plan (the "Key Stock Plan") was adopted by the Board of Directors in June 1999 and approved by the stockholders in July 1999. As of June 30, 1999, options to purchase 876,000 shares of series A common stock were outstanding under the Key Stock Plan.

     Prior to adoption of Edison's stock option plans, Edison granted stock options to employees from time to time. Options to purchase an aggregate of 13,469,560 shares have been granted in this manner.

     No underwriters were involved in the foregoing sales of securities. Such sales were made in reliance upon an exemption from the registration provisions of the Securities Act set forth in Section 4(2) thereof relative to sales by an issuer not involving any public offering or the rules and regulations thereunder, or, in the case of options to purchase common stock, Rule 701 of the Securities Act. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) Exhibits:

EXHIBIT
  NO.                            DESCRIPTION
-------                          -----------
 1.1*    Form of U.S. Purchase Agreement
 1.2*    Form of International Purchase Agreement
 3.1*    Fifth Amended and Restated Certificate of Incorporation of
         the Registrant, to be filed prior to the closing of this
         offering
 3.2*    Form of Second Amended and Restated By-Laws of the
         Registrant, to be effective upon the closing of this
         offering
 4.1*    Specimen class A common stock certificate
 4.2     See Exhibits 3.1, 3.2, 3.3 and 3.4 for provisions of the
         Certificate of Incorporation and By-Laws of the Registrant
         defining the rights of holders of common stock of the
         Registrant
 5.1*    Opinion of Hale and Dorr LLP
10.1     1998 Site Option Plan
10.2     1999 Stock Option Plan
10.3     1999 Key Stock Incentive Plan
10.4*    1999 Stock Incentive Plan
10.5     Third Amended and Restated Shareholders' Agreement, dated as of July 2, 1999, by and among the Registrant and certain
         stockholders, as amended
10.6     Subscription Agreement, dated as of November 18, 1996, by
         among the Registrant and certain other parties
10.7     Warrant Purchase Agreement, dated as of January 15, 1998,
         between the Registrant and Phoenix Leasing Incorporated
10.8     Warrant, dated as of January 15, 1998, issued to Phoenix
         Leasing Incorporated
10.9*    Warrant Purchase Agreement, dated as of November 25, 1997, between the Registrant and BankBoston, N.A.
10.10    Warrant, dated as of November 25, 1997, issued to
         BankBoston, N.A.
10.11    Warrant Agreement, dated as of February 1, 1997, between the
         Registrant and Comdisco, Inc.
10.12*   Amended Warrant Purchase Agreement, dated as of July 29,
         1999, between the Registrant and the D2F2 Foundation
10.13    Option Agreement, dated as of March 14, 1995, between the
         Registrant and Dillon, Read & Co. Inc.
10.14    Warrant Agreement, dated as of January 1, 1996, between the
         Registrant and Comdisco, Inc.
10.15    Warrant Agreement, dated as of July 5, 1995, between the
         Registrant and Comdisco, Inc.
10.16    Warrant Purchase Agreement, dated as of June 30, 1997,
         between the Registrant and Phoenix Leasing Incorporated and related warrant
10.17    Warrant Purchase Agreement, dated as of June 30, 1997,
         between the Registrant and LINC Capital Management and
         related warrant
10.18    Stock Subscription Warrant, dated as of August 20, 1997,
         issued to Transamerica Business Credit Corporation
10.19    Stock Subscription Warrant, dated as of October 30, 1997,
         issued to Transamerican Business Credit Corporation
10.20    Stock Subscription Warrant, dated as of July 17, 1998,
         issued to TBCC Trust Funding II

EXHIBIT
  NO.                            DESCRIPTION
-------                          -----------
10.21    Series F Subscription Agreement, dated as of July 2, 1999, between the Registrant and certain stockholders
10.22    Series D Subscription Agreement, dated as of December 30,
         1997, between the Registrant and certain stockholders
10.23    Letter Agreement, dated as of March 1, 1997, between the
         Registrant and Benno C. Schmidt, Jr., as amended on December
         15, 1997
10.24    Letter Agreement, dated as of March 1, 1997, between the
         Registrant and H. Christopher Whittle, as amended on
         December 15, 1997
10.25    Letter Agreement, dated as of June 16, 1997, between the
         Registrant and Christopher D. Cerf
10.26    Letter Agreement, dated as of March 15, 1995, between the
         Registrant and John E. Chubb
10.27    Letter Agreement, dated as of April 20, 1998, between the
         Registrant and James L. Starr.
10.28    Preferred Stock Purchase Agreement, dated as of July 2,
         1999, between the Registrant and Apex Online Learning Inc.
10.29    Shareholders Agreement, dated as of July 2, 1999, between
         the Registrant and Apex Online Learning Inc.
10.30    Lease Agreement, dated as of April 4, 1995, between the
         Registrant and 521 Fifth Avenue Associates, as amended on
         June 6, 1996 and December 8, 1997
10.31    Office Lease, dated as of March 19, 1999, between the
         Registrant and 529 Fifth Company
10.32    Management Agreement, dated as of March 14, 1995, between
         the Registrant and WSI Inc., as amended on November 15,
         1996, March 1, 1997 and December 31, 1997.
10.33    Promissory note, dated as of June 5, 1992, from Benno C.
         Schmidt, Jr. to the Registrant
10.34    Promissory note, dated as of January 23, 1996, from Benno C.
         Schmidt to the Registrant
10.35*   Amendment to Letter Agreement between the Registrant and H.
         Christopher Whittle
10.36*   Amendment to Letter Agreement between the Registrant and
         Christopher D. Cerf
10.37*   Series F Subscription Agreement, dated as of June 4, 1999, between the Registrant and certain stockholders
11.1     Statement re Computation of Earnings per Share
23.1     Consent of PricewaterhouseCoopers LLP
23.2*    Consent of Hale and Dorr LLP (included in Exhibit 5.1)
24.1     Powers of Attorney (see page II-7)
27.1     Financial Data Schedule

---------------
* To be filed by amendment.

  (b) Financial Statement Schedules

     All schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Delaware General Corporation Law, the Restated Certificate of the Registrant, the Underwriting Agreement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

        (1) For purpose of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on this 30th day of July, 1999.

                                          EDISON SCHOOLS INC.

                                          By:  /s/ H. CHRISTOPHER WHITTLE
                                            ------------------------------------
                                              H. Christopher Whittle
                                              President and Chief Executive
                                              Officer

                        POWER OF ATTORNEY AND SIGNATURES

     We, the undersigned officers, directors and authorized representatives of Edison Schools Inc. hereby severally constitute and appoint H. Christopher Whittle, James L. Starr, Christopher D. Cerf and David Sylvester, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, with full powers of substitution and resubstitution, to sign for us and in our names in the capacities indicated below, the Registration Statement on Form S-1 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement, and any subsequent Registration Statement for the same offering which may be filed under Rule 462(b), and generally to do all such things in our names and on our behalf in our capacities as officers and directors to enable Edison Schools Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, or their substitute or substitutes, to said Registration Statement and any and all amendments thereto or to any subsequent Registration Statement for the same offering which may be filed under Rule 462(b).

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                     SIGNATURE                                      TITLE                      DATE
                     ---------                                      -----                      ----
             /s/ BENNO C. SCHMIDT, JR.               Chairman of the Board of Directors    July 30, 1999
---------------------------------------------------
               Benno C. Schmidt, Jr.

            /s/ H. CHRISTOPHER WHITTLE               President, Chief Executive Officer    July 30, 1999
---------------------------------------------------    and Director (Principal Executive
              H. Christopher Whittle                   Officer)

                /s/ JAMES L. STARR                   Executive Vice President and Chief    July 30, 1999
---------------------------------------------------    Financial Officer (Principal
                  James L. Starr                       Financial and Accounting Officer)

               /s/ LAURA K. ESHBAUGH                 Executive Vice President and          July 30, 1999
---------------------------------------------------    Director
                 Laura K. Eshbaugh

              /s/ VIRGINIA G. BONKER                 Director                              July 30, 1999
---------------------------------------------------
                Virginia G. Bonker

                     SIGNATURE                                     TITLE                      DATE
                     ---------                                     -----                      ----
                /s/ JOHN W. CHILDS                   Director                             July 30, 1999
---------------------------------------------------
                  John W. Childs

              /s/ CHARLES J. DELANEY                 Director                             July 30, 1999
---------------------------------------------------
                Charles J. Delaney

                 /s/ ROBERT FINZI                    Director                             July 30, 1999
---------------------------------------------------
                   Robert Finzi

               /s/ JOHN B. FULLERTON                 Director                             July 30, 1999
---------------------------------------------------
                 John B. Fullerton

                /s/ JANET A. HICKEY                  Director                             July 30, 1999
---------------------------------------------------
                  Janet A. Hickey

                /s/ KLAS HILLSTROM                   Director                             July 30, 1999
---------------------------------------------------
                  Klas Hillstrom

                 /s/ BERT E. KOLDE                   Director                             July 30, 1999
---------------------------------------------------
                   Bert E. Kolde

               /s/ JEFFREY T. LEEDS                  Director                             July 30, 1999
---------------------------------------------------
                 Jeffrey T. Leeds

                /s/ BRIAN P. MATHIS                  Director                             July 30, 1999
---------------------------------------------------
                  Brian P. Mathis

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
 1.1*    Form of U.S. Purchase Agreement.............................
 1.2*    Form of International Purchase Agreement....................
 3.1*    Fifth Amended and Restated Certificate of Incorporation of
         the Registrant, to be filed prior to the closing of this
         offering....................................................
 3.2*    Form of Second Amended and Restated By-Laws of the
         Registrant, to be effective upon the closing of this
         offering....................................................
 4.1*    Specimen common stock certificate...........................
 4.2     See Exhibits 3.1, 3.2, 3.3 and 3.4 for provisions of the
         Certificate of Incorporation and By-Laws of the Registrant
         defining the rights of holders of common stock of the
         Registrant..................................................
 5.1*    Opinion of Hale and Dorr LLP................................
10.1     1998 Site Option Plan.......................................
10.2     1999 Stock Option Plan......................................
10.3     1999 Key Stock Incentive Plan...............................
10.4*    1999 Stock Incentive Plan...................................
10.5     Third Amended and Restated Shareholders' Agreement, dated as of July 2, 1999, by and among the Registrant and certain
         stockholders, as amended....................................
10.6     Subscription Agreement, dated as of November 18, 1996, by
         among the Registrant and certain other parties..............
10.7     Warrant Purchase Agreement, dated as of January 15, 1998,
         between the Registrant and Phoenix Leasing Incorporated.....
10.8     Warrant, dated as of January 15, 1998, issued to Phoenix
         Leasing Incorporated........................................
10.9*    Warrant Purchase Agreement, dated as of November 25, 1997, between the Registrant and BankBoston, N.A. ................
10.10    Warrant, dated as of November 25, 1997, issued to
         BankBoston, N.A. ...........................................
10.11    Warrant Agreement, dated as of February 1, 1997, between the
         Registrant and Comdisco, Inc. ..............................
10.12    Amended Warrant Purchase Agreement, dated as of July 29,
         1999, between the Registrant and the DZFZ Foundation........
10.13    Option Agreement, dated as of March 14, 1995, between the
         Registrant and Dillon, Read & Co. Inc. .....................
10.14    Warrant Agreement, dated as of January 1, 1996, between the
         Registrant and Comdisco, Inc. ..............................
10.15    Warrant Agreement, dated as of July 5, 1995, between the
         Registrant and Comdisco, Inc. ..............................
10.16    Warrant Purchase Agreement, dated as of June 30, 1997,
         between the Registrant and Phoenix Leasing Incorporated and related warrant.............................................
10.17    Warrant Purchase Agreement, dated as of June 30, 1997,
         between the Registrant and LINC Capital Management and
         related warrant.............................................
10.18    Stock Subscription Warrant, dated as of August 20, 1997,
         issued to Transamerica Business Credit Corporation..........
10.19    Stock Subscription Warrant, dated as of October 30, 1997,
         issued to Transamerican Business Credit Corporation.........
10.20    Stock Subscription Warrant, dated as of July 17, 1998,
         issued to TBCC Trust Funding II.............................
10.21    Series F Subscription Agreement, dated as of July 2, 1999, between the Registrant and certain stockholders.............
10.22    Series D Subscription Agreement, dated as of December 30,
         1997, between the Registrant and certain stockholders.......

EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
10.23    Letter Agreement, dated as of March 1, 1997, between the
         Registrant and Benno C. Schmidt, Jr., as amended on December
         15, 1997....................................................
10.24    Letter Agreement, dated as of March 1, 1997, between the
         Registrant and H. Christopher Whittle, as amended on
         December 15, 1997...........................................
10.25    Letter Agreement, dated as of June 16, 1997, between the
         Registrant and Christopher D. Cerf..........................
10.26    Letter Agreement, dated as of March 15, 1995, between the
         Registrant and John E. Chubb................................
10.27    Letter Agreement, dated as of April 20, 1998, between the
         Registrant and James L. Starr.
10.28    Preferred Stock Purchase Agreement, dated as of July 2,
         1999, between the Registrant and Apex Online Learning
         Inc. .......................................................
10.29    Shareholders Agreement, dated as of July 2, 1999, between
         the Registrant and Apex Online Learning Inc. ...............
10.30    Lease Agreement, dated as of April 4, 1995, between the
         Registrant and 521 Fifth Avenue Associates, as amended on
         June 6, 1996 and December 8, 1997...........................
10.31    Office Lease, dated as of March 19, 1999, between the
         Registrant and 529 Fifth Company............................
10.32    Management Agreement, dated as of March 14, 1995, between
         the Registrant and WSI Inc., as amended on November 15,
         1996, March 1, 1997 and December 31, 1997. .................
10.33    Promissory note, dated as of June 5, 1992 from Benno C.
         Schmidt, Jr. to the Registrant..............................
10.34    Promissory note, dated as of January 23, 1996, from Benno C.
         Schmidt to the Registrant...................................
10.35*   Amendment to Letter Agreement between the Registrant and H.
         Christopher Whittle.........................................
10.36*   Amendment to Letter Agreement between the Registrant and
         Christopher D. Cerf.........................................
10.37*   Series F Subscription Agreement, dated as of June 4, 1999, between the Registrant and certain stockholders.............
11.1     Statement re Computation of Earnings per Share..............
23.1     Consent of Pricewaterhouse Coopers LLP......................
23.2*    Consent of Hale and Dorr LLP (included in Exhibit 5.1)......
24.1     Powers of Attorney (see page II-7)..........................
27.1     Financial Data Schedule.....................................

---------------
* To be filed by amendment.